2022 ANNUAL REPORT C O M M U N I T Y

1 2022 ANNUAL REPORT TRICON RESIDENTIAL About Us NOTICE TO READER This document contains forward-looking statements and information relating to expected future events and the Company’s financial and operating results and projections. This document also presents key performance indicators used by the Company to measure its performance that are not recognized under International Financial Reporting Standards (“IFRS”). Please refer to the Management’s Discussion and Analysis section of this report for further information and disclaimers concerning these forward-looking statements and non-IFRS measures. This report includes images that may be artists’ renderings and may not represent all Tricon properties. All financial information is presented in U.S. dollars and as of December 31, 2022, unless otherwise indicated. 1,000+ Employees $16B Real estate assets under management 1988 Founded 15% Same home annualized turnover 23% Average resident rent-to-income ratio 4.6/5 Google rating as of December 31, 2022 2.7 Average household size 35,908 Homes 21 Markets $1,688 Average monthly rent 98.1% Same home occupancy OUR COMPANY OUR RESIDENTS OUR SINGLE-FAMILY HOMES Tricon Residential Inc. (NYSE: TCN; TSX: TCN) is an owner and operator of a growing portfolio of approximately 36,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

2 2022 ANNUAL REPORT TRICON RESIDENTIAL Contents LETTER TO SHAREHOLDERS 3 OUR TEAM 13 WHO WE ARE 15 OUR FOCUS 16 OUR PEOPLE 1 7 OUR PURPOSE 18 OUR PERFORMANCE 19 OUR TECHNOLOGY 20 ESG 21 RESIDENT BILL OF RIGHTS 21 TRICON VANTAGE 22 MD&A 23 CONSOLIDATED FINANCIAL STATEMENTS 85 CORPORATE INFORMATION 150

3 2022 ANNUAL REPORT TRICON RESIDENTIAL Letter to Shareholders To Our Shareholders, During what can only be described as an unprecedented year in the financial markets, Tricon Residential remained steadfast in its mission and guiding principles, while delivering outstanding financial results. At our core, we strive to be a “people first” housing provider by making high-quality rental homes and inspired customer service accessible to everyday families. Our Company culture prizes doing what is right – not what is easy – for the people and communities we serve. And we believe that our purpose – imagine a world where housing unlocks life’s potential – is a calling for our more than 1,000 employees to create better outcomes for our residents and their families. In 2022, we continued to show that providing a best-in-class experience for residents goes hand in hand with operational excellence, and in turn leads to financial excellence. We achieved record Core FFO per share, which increased by 33% year-over-year to $0.76, as well as record growth in same home net operating income (“NOI”), up 10.4% year-over-year. While we typically speak to these investor metrics, it’s the operational metrics and customer experience that ultimately drive our headline results. We are extremely proud to report that we maintained an industry-low single-family rental (“SFR”) same home turnover rate of 15% in 2022, achieved the highest resident satisfaction in the SFR industry as measured by Google reviews, and completed nearly all work orders for repairs within 72 hours. We attribute this success to our dedicated employees who go above and beyond for our residents every day. We also responded to the significant demand for single-family rental housing by acquiring, renovating and leasing a Company record of 7,227 homes in 2022. In a much higher interest rate environment, we were able to dynamically flex our buying program and increase our acquisition cap rates so that we maintained a positive spread between the going-in yield (including fees we earn for managing capital on behalf of third-party investors) and financing cost. However, we elected to slow our acquisition program as the year progressed in response to the deteriorating cost of capital and in anticipation of better opportunities to come once the capital markets stabilize. If we had unlimited resources or the ability to raise equity in an accretive manner, we would have bought many more homes, but take pride in knowing that we provided quality housing to 7,227 more American families who can now raise their children in a safe environment with good schools, and enjoy a low-maintenance lifestyle. ABOUT US WHO WE ARE OUR PERFORMANCE OUR TECHNOLOGY MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS We achieved record Core FFO per share, which increased by 33% year-over-year to $0.76. 33%

4 2022 ANNUAL REPORT TRICON RESIDENTIAL One of the advantages of Tricon’s business model that has become increasingly apparent as the Federal Reserve has become more hawkish is that we have one foot in the public market and one in the private market. Our deep relationships with some of the world’s largest private institutional investors allowed us to grow our core SFR business at a time when the public equity market was in “risk off” mode. The private real estate market is roughly twenty times larger than the U.S. public market and has a steadier return profile. This is partly driven by the decision of institutions to increase their allocations to alternative strategies such as real estate in the last couple of decades and to make longer-term commitments to managers, increasing investment hold periods in the process. As such, Tricon, with its private investor relationships in tow, can look past the temporary tumult in the market and take a longer-term perspective. The dichotomy between the public and private markets, particularly around valuations, was on full display in the second half of 2022. While our stock started the year well and closed the gap with our larger SFR peers, by the end of the year it was down considerably and trading at a significant discount to consensus net asset value (“NAV”). At the same time, we produced record earnings over the course of the year and enjoyed the best property fundamentals in our careers. We weren’t alone – U.S. multi-family REITs were trading at an implied 6% cap rate at the time we sold our U.S. multi-family portfolio for a 4.4% cap rate. While some public market investors questioned our ability to grow in the current environment, our private investors expressed an interest for us to carry on! For instance, Arizona State Retirement System (“ASRS”) backed our second SFR build-to-rent investment vehicle with a $400 million commitment when the public markets were reeling. The Canada Pension Plan Investment Board (“CPPIB”) approached us to recapitalize our existing Canadian build-to-core multi-family joint venture with an all-equity capital structure so they could deploy more capital faster, effectively increasing their commitment by C$1 billion. With the ability to invest over a longer time horizon, our private investors understood that the volatility in the public market and the interest rate curve didn’t change the reality on the ground – that hardworking families required more rental housing – and were prepared to invest more with Tricon to satisfy the growing supply-demand imbalance in housing. ABOUT US WHO WE ARE OUR PERFORMANCE OUR TECHNOLOGY MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS We also responded to the significant demand for single-family rental housing by acquiring, renovating and leasing a Company record of over 7,200 homes in 2022. 7,200+

5 2022 ANNUAL REPORT TRICON RESIDENTIAL Wheel in the sky keeps on turnin’. As the year progressed and clouds of uncertainty cast an ominous shadow across the macroeconomic landscape, we reaffirmed our commitment to our thriving single-family rental business and focused on paring back our balance sheet exposure to adjacent businesses. Harvard Business School professor Michael Porter’s advice remained top of mind: “In a period of economic downturn, the overwhelming instinct is to pare back, cut costs, and lay off. If you do that, do so with your strategy in mind. The worst mistake is to cut across the board. Instead, reconnect and recommit to a clear strategy that will distinguish yourself from others.”(1) With this in mind, and in our most significant transaction of the year, we sold our U.S. multi-family business in October. The sale generated gross proceeds of $315 million, sufficient capital to pay down our revolving credit facility, buy back some stock, and self-fund our SFR acquisition program at a time when our stock price was depressed; but perhaps most importantly, the disposition enabled us to refocus on single-family rental and simplify our business in the process. Our decision to sell the U.S. multi-family portfolio centered on an evaluation of capital allocation and return opportunities in a post-pandemic world and the realization that it was going to be significantly easier and more profitable to grow our core SFR business over time. The onset of the COVID-19 pandemic forced institutional investors to rethink their capital allocation decisions. The result was a surge of capital for so-called “beds and sheds” strategies, which have largely been beneficiaries of the suburban migration trend and sustained desire to work from home. With multi-family being the largest of the residential institutional asset classes and the easiest to allocate capital to, it had become incredibly competitive to acquire multi-family properties and grow our portfolio. After evaluating several avenues to recapitalize our stake in the business, we ultimately decided on a full exit, and our timing was fortuitous; completing the transaction at the tail end of a seller’s market allowed Tricon to generate a 21% internal rate of return (“IRR”) on its investment since inception and our joint venture partners to earn a 50% net IRR. The transaction also leaves us remarkably well prepared to ride out 2023 with an inflation- protected core business in SFR along with nearly $3 billion of equity capital (including unfunded third-party commitments) to invest when the financing markets stabilize. ABOUT US WHO WE ARE OUR PERFORMANCE OUR TECHNOLOGY MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS (1) Michael Porter is a professor and management authority in the field of competitive strategy and the Bishop William Lawrence University Professor at Harvard Business School (HBS).

6 2022 ANNUAL REPORT TRICON RESIDENTIAL However, if our account of our U.S. multi-family exit only considered valuation and capital allocation decisions, we would be overlooking the substantial effort and learning experiences that went into the integration of our single- and multi-family businesses. We called the U.S. multi-family disposition process “Project Journey” in reference to the roundtrip we went on to buy the portfolio, syndicate an 80% interest to two global institutional investors, internalize operations, and then recap and exit our position – all within three years and largely during the pandemic. In keeping with last year’s Project Genesis (a deleveraging process culminating in our U.S. IPO), we continued with the music theme and related our own trials and tribulations to the band Journey’s arduous search to find a lead vocalist after Steve Perry retired, including the latest and unlikely signing of Arnel Pineda in 2007. Journeys can be hard, they can push one to the limit, reveal things we don’t know about ourselves, and take twists and turns – but they are equally, if not more, satisfying than the final destination. If there’s one key revelation that came out of this journey, it is that single-family rental is – with the aid of proprietary technology and optimization of operational processes – an easier business for Tricon to manage than multi-family in the U.S. In our experience, the U.S. multi-family industry is prone to high levels of asset turnover, which in turn leads to higher levels of employee turnover and lower levels of resident satisfaction. Our single-family rental employees, on the other hand, typically view their work and contributions as part of a career. The typical resident in a U.S. multi-family rental is more transient, with turnover rates often close to 50% compared to 30% in single-family rental (Tricon’s SFR turnover rate is below 20%). A high level of turnover, among both residents and employees, makes U.S. multi-family a much harder business in which to drive culture and, as a result, to operate.(1) For Tricon, as a people-first company where “culture eats strategy for breakfast”(2), U.S. single-family rental is a much better fit than U.S. multi-family, and a business where we have developed and carved out a competitive advantage. ABOUT US WHO WE ARE OUR PERFORMANCE OUR TECHNOLOGY MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS If there’s one key revelation that came out of this journey, it is that single-family rental is – with the aid of proprietary technology and optimization of operational processes – an easier business for Tricon to manage than multi-family. (1) This is in strong contrast to our Canadian multi-family business where we have taken a novel, mission-driven approach to purpose-built rental apartments. By developing the highest-quality portfolio of multi-family apartments and award- winning communities in Toronto – one of North America’s fastest-growing cities – we have built an operations culture with passion and energy that rivals our U.S. single-family rental business. (2) Quote attributed to Peter Drucker in Business Strategy: An Introduction by David Campbell, David Edgar, and George Stonehouse, Third Edition, Quote Page 263, Palgrave Macmillan, London.

7 2022 ANNUAL REPORT TRICON RESIDENTIAL You can reinvent [the] world. Any time you like. I am thankful each day to be leading a company that not only has a wonderful culture and distinct competitive advantage, but also presents a solution to a pervasive problem. Today, new entry-level housing supply is at a five-decade low. It is this chronic undersupply of housing, both for-sale and rental, that underpins our strong conviction in our future and desire to increase our investment in providing more families with housing options, even during a time of uncertainty and higher interest rates. During the 2010s, which we have referred to before as “the lost decade for housing”, the U.S. produced an average of 55,000 starter homes per year. That rate was less than one-fifth of the entry-level homes constructed per year in the late 1970s and early 1980s, even though the population in 2015 was 54% higher than in 1975. Studies conducted by Freddie Mac show that the U.S. housing shortage grew by approximately 1.3 million homes between 2018 and 2020 alone, with a total estimated housing shortage of 3.8 million homes at the end of 2020. The dearth of supply also applies to Canada, where we are developing multi-family properties, and which ranks lowest among all G7 nations for per capita housing stock. Canada is currently building ~250,000 homes per year, but needs more than 1.8 million additional homes just to reach the average of its G7 peers. While it’s easy to play Monday morning quarterback, central bank decisions to implement unprecedented levels of monetary stimulus during the pandemic exacerbated pre-existing problems and seem misguided from a housing policy perspective. Households and investors did not need a financial incentive to buy homes – demand was never the problem. Record-low mortgage rates through 2021 and into early 2022 only stoked prices and worsened affordability. With inflation roiling by mid-2022, and home prices and rents increasing at record levels, the Fed responded by slamming on the brakes and increasing interest rates quickly to quell demand, which in turn forced homebuilders to cut production and intensified the supply shortage. And so, we are back to where we started – builders challenged to add supply, first-time homebuyers priced out of the market and millions of American families needing quality and accessible single-family housing. Needless to say, this market dynamic presents an opportunity for well- capitalized single-family rental companies like Tricon to play a helpful role, but it’s important that we use our pricing power responsibly and develop build-to-rent communities where possible so we become part of the solution to America’s decades-long housing shortage. We have not only a business imperative, but also a social responsibility, to increase the supply of housing for hardworking families. ABOUT US WHO WE ARE OUR PERFORMANCE OUR TECHNOLOGY MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS It is this chronic undersupply of housing, both for-sale and rental, that underpins our strong conviction in our future and desire to increase our investment in providing more families with housing options.

8 2022 ANNUAL REPORT TRICON RESIDENTIAL Tricon’s SFR business allows families to live in desirable homes and neighborhoods by eliminating the wealth barrier that, for far too long, has prevented many middle-income families from accessing these communities, and our financial success stems from remaining focused on who we serve: the large swath of the population that is either unable to buy homes or prefer to rent. As interest rates soared to combat inflationary pressures, the value of what Tricon offers to more than 35,000 families across America became increasingly clear. With home prices continuing to appreciate well above inflation, and mortgage rates more than doubling, it has become significantly more affordable to rent rather than purchase a single-family home. Notwithstanding our higher cost of capital, we find ourselves in the enviable position of having an offering – a turnkey single-family home with a low- maintenance and no-mortgage lifestyle – that is highly desirable for an increasing number of American families. As our goal of housing 50,000 families draws closer, we continue to build a bigger and better platform to support the residents we serve. For one, our industry-leading Tricon Vantage program has been designed to allow our residents to achieve financial independence and plan for the future in a stable living environment. The signature component of Tricon Vantage is our commitment to self-govern on rent renewals, whereby we typically set rents below market rates. By imposing our own form of rent control, we allow our residents to live in our homes without financial anxiety, which lowers our turnover. Self-governing on renewals is also good for business because by lowering turnover, we lower our turn cost, and in the process, build in “loss to lease”, which we capture on new lease growth when the resident vacates the home. It turns out that through a combination of lower turnover and higher new lease growth, we can drive similar same home NOI growth as our peers, while our residents benefit from lower renewal rent – creating a win-win arrangement for residents and investors. Further, our Tricon Vantage program also enables our residents to plan for home ownership if that is something they are interested in achieving. In a healthy and well-functioning society, we believe that families should have multiple housing alternatives, including the option to rent or own, depending on their stage of life, desire for flexibility, and financial situation. This is why we have partnered with Operation HOPE to allow our residents to benefit from financial planning courses, including one-on-one training with financial advisors, and established a credit builder program whereby rent payments are submitted to rating agencies to improve residents’ credit scores. We have also introduced a First Look program, where we provide qualifying residents with the first opportunity to buy their home should we elect to sell it. ABOUT US WHO WE ARE OUR PERFORMANCE OUR TECHNOLOGY MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS

9 2022 ANNUAL REPORT TRICON RESIDENTIAL In 2022, more than 30 Tricon residents became home owners through this program. Finally, in the last quarter of 2022, we unveiled a Down Payment Assistance Program under Tricon Vantage that provides a grant of $5,000 to qualifying long-term residents (five years plus) to buy a home if that is what they choose when they move out. A $5,000 grant could be worth one-third to one-half of the down payment required under an FHA loan, and make the financial difference necessary for some of our residents to become first-time home owners. Supporting our residents financially and operationally with our best-in-class responsiveness and innovative programs is not just good for them – it’s good for our Company and our investors. In 2022, Tricon helped 1,875 households receive rental assistance payments or benefit from our Resident Emergency Assistance Fund. While the total monetary value of this assistance exceeded $14.5 million, the impact of our operations teams – who are members of the communities in which we operate – goes far beyond what can be quantified. While I have had the privilege of hearing countless heart-warming stories of what our operations teams have accomplished this year, one in particular stood out for me. Late last year, one of the most tragic events that could happen to any family occurred to a Tricon resident family – a young adult with a promising future took his own life in the home he shared with his parents and younger siblings. When our local operations team in Arizona was informed of what had happened, they did everything that we hope a community would do to look after their own, and more. Everyone at our local office – from our Maintenance Coordinator to our Operations Manager – thought about how they could support the family during this incredibly difficult time. Some members provided in-person support, while another stayed late to fill out and submit a Resident Emergency Assistance Fund application on the family’s behalf to ensure that they did not have to worry about how to pay the next month’s rent while they were mourning the loss of their eldest son. This did not require endless levels of management approval – our team is empowered to do what is right for residents in any circumstance. Our team continues to check in with the family on a weekly basis to ensure that they have the required support to pick up the pieces and move forward as best they can. ABOUT US WHO WE ARE OUR PERFORMANCE OUR TECHNOLOGY MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS After renting with Tricon Residential for almost a decade, I feel incredibly excited to be the first recipient of the Tricon Residential Down Payment Assistance Program. The Tricon team did an exceptional job helping me navigate the opportunity, as they were flexible and responsive, for which I felt much gratitude. Receiving $5,000 towards the closing costs of my first home purchase made me feel extremely blessed. I hope that many others can take advantage of the same opportunity. KELCEE Resident, Atlanta

10 2022 ANNUAL REPORT TRICON RESIDENTIAL It makes me incredibly proud and emotional, even today, to think about how our team responded to this tragic incident. Our team’s sense of community is what sets us apart from other housing providers. Our team members live and raise their families in the same communities our residents call home: they are our residents’ neighbors, our residents’ friends, and members – often pillars – of the communities in which we operate. Serving our residents is not a “job”, but a calling. This is why we believe that the very best way to safeguard our reputation and our shareholders’ capital is to empower and inspire our employees so that they can go above and beyond for our residents. When our residents are fulfilled, they stay with us longer, treat our properties like their own, and refer us to other residents – and this delivers quality business outcomes for our investors. We have followed up this business philosophy with a ground- breaking Resident Bill of Rights, which promises our residents a quality single-family rental home and caring, genuine customer service. The Resident Bill of Rights is like a constitution for our residents and includes a Right to Shelter (Tricon will waive base rent and help with alternative accommodation if a resident’s home is not ready on the move-in date or becomes unlivable in certain circumstances), a Right to Renewal (which prevents non-renewal of qualifying residents as a form of de facto eviction), a Right to Advance Notice, a Right to Moderated Rent Increases, and a Right to Respect, among other rights. We want our residents to know that they are our “raison d’être” and that treating them well is the foundation of our success. Don’t Stop Believin’ (and Dreamin’)! Every crisis leads to an inflection point and the COVID-19 pandemic has been no exception, as we have learned that our homes provide much more to families than simply a place to live. For millions of Americans, new digital technologies changed the meaning of the home during the pandemic, transforming it into a place where they can also work, shop, learn, socialize, entertain and even get medical treatment. So the question becomes: how do we build on this so that we become more than just a housing provider? Renters across America have always wanted to pay their bills or request a repair as quickly and as easily as possible. Today, that means with the click of a button. As part of our effort to reimagine housing, we’re working to make that possible – and much more. Tricon is in the early stages of building a first-to-market single-family rental app that will ultimately enable our residents to enjoy a product that transcends their physical home. In addition to employing easy-to-use functions for paying rent, making a maintenance request or controlling the indoor climate of a home, the app will allow residents to reap the benefits of living in a virtual community, with positive networking effects. We want this app to go beyond the existing perks afforded to our Smart Home residents. ABOUT US WHO WE ARE OUR PERFORMANCE OUR TECHNOLOGY MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS

11 2022 ANNUAL REPORT TRICON RESIDENTIAL Imagine features or programs that enable our residents to host a block party, participate in virtual events, enjoy curated content, save money through loyalty programs, plan for home ownership, or receive storm notifications. Imagine an Uber-like maintenance feature whereby service requests are automatically dispatched to local technicians, and residents can track the location of our trucks, or conveniently remain at work by providing technicians with permission to enter their home via smart locks. While providing quality housing and caring customer service to the workforce is a noble enterprise, we must continuously innovate and use our economies of scale and technological capabilities to make our residents’ lives better. Perhaps most importantly in an inflationary environment, we would be remiss not to point out that technology has the ability to make housing more afford- able. The single-family rental industry has pioneered technology and logistics solutions to effectively manage scattered site property operations, providing accessible suburban housing to thousands of American families, particularly as home ownership becomes increasingly out of reach. The technologies propelling single-family rental have also facilitated other business models that enable us to use our homes more efficiently, including home-sharing or short-term rental apps. It’s conceivable that one day soon we will use 3D printing to construct our build-to-rent communities and lower production costs, with those savings passed on to residents in the form of lower rent. Similarly, in the not-too-distant future, emerging technologies will enable us to play an important role in energy consumption and cost management for our residents more broadly. Virtual power plants – when done right – will harness power from the solar panels on our homes and other renewable energy sources to reduce the demand from carbon-emitting power plants, and deliver mean- ingful energy cost savings to our residents and communities. Tricon remains steadfastly committed to creating a future where housing unlocks life’s potential. This means not only utilizing, but also defining, how leading-edge technologies can be leveraged for the benefit of our residents and communities. ABOUT US WHO WE ARE OUR PERFORMANCE OUR TECHNOLOGY MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS

12 2022 ANNUAL REPORT TRICON RESIDENTIAL The Real Journey is Just Beginning I want to express my deep appreciation and gratitude to our Board of Directors and our 1,011 Tricon team members for their passion and dedication to our residents and the communities in which we operate. Together, we are building a company that can provide a rewarding career for its employees, an incredible rental experience for its residents, a long-term solution to our housing supply crisis, and attractive returns for our shareholders and private capital partners. We remain committed to this vision as we navigate the current period of economic uncertainty in pursuit of the bright future that awaits us. I welcome you to join us on this journey. Gary Berman President and Chief Executive Officer, Director Gary Berman ABOUT US WHO WE ARE OUR PERFORMANCE OUR TECHNOLOGY MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS

13 2022 ANNUAL REPORT TRICON RESIDENTIAL KEVIN BALDRIDGE Executive Vice President & Chief Operating Officer JONATHAN ELLENZWEIG Executive Vice President & Chief Investment Officer Fostering community by leading with care. SHERRIE SUSKI Executive Vice President & Chief People Officer DAVID VENEZIANO Executive Vice President & Chief Legal Officer GARY BERMAN President & Chief Executive Officer, Director WISSAM FRANCIS Executive Vice President & Chief Financial Officer Our Leadership ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS OUR PERFORMANCE OUR TECHNOLOGY

14 2022 ANNUAL REPORT TRICON RESIDENTIAL Our Board of Directors DAVID BERMAN Executive Chairman & Co-Founder RENÉE LEWIS GLOVER Independent Director GEOFF MATUS Director & Co-Founder IRA GLUSKIN Independent Director PETER D. SACKS Independent Lead Director CAMILLE DOUGLAS Independent Director SIÂN M. MATTHEWS Independent Chair of the Compensation, Nominating & Corporate Governance Committee FRANK COHEN Independent Director MICHAEL KNOWLTON Independent Chair of the Audit Committee GARY BERMAN President & Chief Executive Officer, Director ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS OUR PERFORMANCE OUR TECHNOLOGY

ABOUT US LETTER TO SHAREHOLDERS OUR TEAM **WHO WE ARE** OUR PERFORMANCE OUR TECHNOLOGY
ESG MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION

Who We Are


FORTVILLE, IN


ATLANTA, GA


COLUMBIA, SC


SAN ANTONIO, TX


JACKSONVILLE, FL


CHARLOTTE, NC


NASHVILLE, TN

Single-Family Rental

Own and operate 35,908 single-family rental homes in 21 markets across the U.S. Sun Belt

35,908
Total homes

23%
Year-over-year portfolio growth

1,688 SF
Average home size

$1,688
Average monthly rent

98.1%
Same home occupancy

8.2%
Same home average blended rent growth

10.4%
Same home NOI growth*

68.6%
Same home NOI margin*


92%
Single-Family Rental
$13.89
Book Value per Share[1]
5%
Canadian Multi-Family Rental
3%
U.S. Residential Development and our growing portfolio of SFR build-to-rent communities

Canadian Multi-Family Rental

Toronto-based build-to-core apartment portfolio with a growth path to 6,500 units*


WEST DON LANDS, TORONTO


THE JAMES, TORONTO

U.S. Residential Development

Legacy for-sale housing investments projected to generate ~$265M in cash distributions to Tricon over 5+ years*


ARLINGTON, TX

*See "Notice to Reader" on page 1 of this report.

[1] Based on the fair value of single-family homes, equity-accounted investments in multi-family rental properties, equity-accounted investments in Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments.

15 2022 ANNUAL REPORT TRICON RESIDENTIAL

16 2022 ANNUAL REPORT TRICON RESIDENTIAL SAN ANTONIO NORTHERN CALIFORNIA RENO LAS VEGAS SOUTHERN CALIFORNIA PHOENIX AUSTIN DALLAS HOUSTON TORONTO RALEIGH GREENSBORO INDIANAPOLIS CHARLOTTE GREENVILLE COLUMBIA JACKSONVILLE TAMPA SOUTHEAST FLORIDA ORLANDO NASHVILLE ATLANTA Our Focus ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS FOCUS ON HIGH-GROWTH GEOGRAPHIC MARKETS TARGET THE MIDDLE- MARKET DEMOGRAPHIC - Long-term renters - Stable cash flow profile - Low turnover rate - Strong rent-to-income ratio Projected Population Growth (2020 – 2030) (1) < 5% 5% to 10% 10% to 20% OUR PERFORMANCE OUR TECHNOLOGY (1)Source: John Burns Real Estate Consulting and The Cooper Center at the University of Virginia.

17 2022 ANNUAL REPORT TRICON RESIDENTIAL Our People ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS OUR PERFORMANCE OUR TECHNOLOGY

18 2022 ANNUAL REPORT TRICON RESIDENTIAL CARE & COMPASSION Go above and beyond to enrich the lives of our residents. DEDICATION & EXCELLENCE Commit to and inspire excellence in everything we do. CURIOSITY & INNOVATION Ask questions, embrace problems, thrive on the process of innovation. INTEGRITY & HONESTY Do what is right, not what is easy. LEADERSHIP & LEGACY Elevate each other so together we leave an enduring legacy. Our Guiding Principles GASTONIA, NC INDIANAPOLIS, IN CANARY LANDING, TORONTO, ON 1 2 3 4 5 Our Purpose Imagine a world where housing unlocks life’s potential. ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS OUR PERFORMANCE OUR TECHNOLOGY WINSTON SALEM, NC

ABOUT US LETTER TO SHAREHOLDERS OUR TEAM WHO WE ARE **OUR PERFORMANCE** OUR TECHNOLOGY
ESG MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION

Our Performance

Expanded Our Single-Family Rental Portfolio

Added 7,227 single-family rental homes


+23%
29,149
35,908
2021
2022

Grew FFO per Share*

Increased FFO per share by 33%


+33%
$0.57
$0.76
2021
2022

Achieved Industry-Leading Operating Metrics*

Increased same home occupancy by 50 bps, grew same home NOI by 10.4%, and reduced same home turnover by 560 bps


Same Home Occupancy
97.6%
98.1%
2021
2022


Same Home NOI Growth
7.2%
10.4%
2021
2022


Same Home Turnover
20.6%
15.0%
2021
2022

19 2022 ANNUAL REPORT TRICON RESIDENTIAL

*See "Notice to Reader" on page 1 of this report.

ABOUT US | LETTER TO SHAREHOLDERS | OUR TEAM | WHO WE ARE | OUR PERFORMANCE | OUR TECHNOLOGY
ESG | MD&A | CONSOLIDATED FINANCIAL STATEMENTS | CORPORATE INFORMATION

Our Technology

Scalable Technology-Enabled Operating Platform

Technology and innovation are at the core of our success. Tricon has developed a technology-enabled platform that supports its growth, provides its residents with an elevated living experience and optimizes operating efficiencies. The Company's proprietary suite of software applications, referred to as "TriApps", automates many facets of the single-family rental business.

Asset Management

Revenue optimization tools to balance rent vs. occupancy vs. time on market

Dedicated ancillary revenue team continues to add new service offerings to benefit residents and drive revenue growth

Asset tagging of major components to forecast useful life and manage the replacement cycle

Call Center

Intelligent Virtual Agents streamline resident inquiries ranging from new leases to service requests

Efficient centralized administration and oversight of repairs and maintenance

Repairs and Maintenance

TriForce platform enables real-time data sharing by field staff and central office

Mobile inventory management drives efficiency for maintenance techs


Technology-Enabled Operating Platform

Acquisitions

TriAD acquisitions platform filters millions of listings per year using a 90-point criteria to select the right homes in the right neighborhoods

Resident Underwriting

Statistical screening model used to qualify residents, remove bias, drive retention and reduce turnover costs

Leasing

Leverage 360-degree online tours, self-showing technology, and lead scoring tools to maximize prospect conversion

Virtual move-ins to provide residents with added convenience

20 2022 ANNUAL REPORT TRICON RESIDENTIAL

21 2022 ANNUAL REPORT TRICON RESIDENTIAL RIGHT TO SHELTER Waive base rent if home is not ready on time or if we cause a home to be temporarily unlivable and need a resident to move out; assist with payment for temporary shelter. RIGHT TO BUY YOUR HOME IF WE DECIDE TO SELL IT Provide qualifying residents the first opportunity to purchase the home they are renting if we elect to sell it. RIGHT TO RENEWAL Offer to renew or extend leases for residents in good standing, with limited exceptions. RIGHT TO OUR SUPPORT IF YOU BUY ANOTHER HOME Provide qualifying long-term residents with a portion of the down payment needed to buy a non-Tricon home. RIGHT TO FAIR ADVANCE NOTICE Provide minimum advance notice for offer of lease renewal or extension, base rent adjustments and termination notice for residents on month-to-month leases. RIGHT TO MODERATED RENT INCREASES Offer one or more options that allow residents to moderate their base rent increase. RIGHT TO RESPECT Commit to treating residents with fairness, reasonableness, honesty, dignity and the utmost respect. RIGHT TO PARTICIPATE IN FINANCIAL HEALTH AND CREDIT BUILDER PROGRAMS Offer financial literacy training programs focused on savings, budgeting and debt management, as well as a credit builder program. Bill of Rights For Our Single-Family Home Residents In October 2022, we proudly released an industry-leading Bill of Rights for Tricon’s single-family home residents, the first of its kind among single-family rental housing providers in the United States*. *Visit triconresidential.com/bill-of-rights for more information and applicable terms and conditions. ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS 21 43 65 87 OUR PERFORMANCE OUR TECHNOLOGY ESG

22 2022 ANNUAL REPORT TRICON RESIDENTIAL ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS FINANCIAL LITERACY PROGRAM Since its launch at the end of 2021, nearly 500 residents have enrolled in our Financial Literacy program. In partnership with Operation HOPE, a non-profit organization focused on expanding economic opportunities in communities across the U.S., this program provides our residents with free access to workshops, one-on- one coaching, and other resources to help them achieve their financial goals. From improving credit scores to planning for home ownership, the Financial Literacy program offers services tailored to the specific needs and objectives of residents. RESIDENT EMERGENCY ASSISTANCE FUND We are proud to report that, in 2022, we helped 78 families across 15 markets by granting $197,000 in resident emergency assistance fund ing. Since establishing this fund in 2019, Tricon has awarded $548,000 in grants. The fund was established to help residents experiencing job loss, health issues, the death of a relative or other unexpected hardships. Through an independent review board, which includes past Tricon residents, the fund provides grants, on a case-by-case basis, to assist residents in keeping up with rent, utilities, medical bills and/or insurance premiums. CREDIT BUILDER PROGRAM To help residents build better credit, Tricon provides access to a program that reports rent payments to TransUnion, Experian and Equifax, the three major credit bureaus. As of December 2022, nearly 1,700 new residents subscribed to the monthly reporting option, resulting in year-over-year new subscriber growth of 92%. Credit Builder program subscribers have improved their credit scores by an average of 53 points. RESIDENT DOWN PAYMENT ASSISTANCE PROGRAM In the second half of 2022, Tricon introduced a Down Payment Assistance program for qualified residents and made our first contribution to a resident who was purchasing a home. The program provides $5,000 to qualifying Tricon rental residents who want to purchase a home of their choice. Qualifications include occupancy in a Tricon home for five or more years and a history of good financial standing with Tricon. RESIDENT HOME PURCHASE PROGRAM Tricon gives qualified residents the first opportunity to purchase the home they are renting if we decide to sell it. Since piloting the initiative in late 2021, Tricon has sold 34 homes to residents. In addition, to simplify the home- buying process for participating residents, Tricon provides up to $500 for an independent home inspection, and will pay for the home warranty. Tricon Vantage In early 2021, we launched Tricon Vantage, our signature resident program that is unparalleled in our industry. Tricon Vantage evolved from Tricon’s resident-centric approach to single-family property management, and it further differentiates the Company from its peers. At the core of the Tricon Vantage program is our long-standing practice of self-governed rent renewals, whereby we offer moderated rent increases for existing residents, often at a rate below market rents. We also enrich the lives of our residents by offering the following services: $$ $ OUR PERFORMANCE OUR TECHNOLOGY $$ Thank you for helping me navigate my credit issues! I took a pay cut during the pandemic, surrendered my vehicle, then had one thing happen after another. After working with Operation HOPE for just a short time, I’ve already seen an increase in my credit score. I feel renewed and have a new sense of direction. NONAH Resident, Atlanta

Management’s Discussion & Analysis ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS OUR PERFORMANCE OUR TECHNOLOGY For the Year Ended December 31, 2022

TABLE OF CONTENTS Non-IFRS measures, forward-looking statements and market and industry data 25 1. INTRODUCTION 28 1.1 Vision and guiding principles 28 1.2 Business and growth strategy 29 1.3 Environmental, Social and Governance 36 2. HIGHLIGHTS 38 3. CONSOLIDATED FINANCIAL RESULTS 41 3.1 Review of income statements 42 3.2 Review of selected balance sheet items 50 3.3 Subsequent events 54 4. OPERATING RESULTS OF BUSINESSES 56 4.1 Single-Family Rental 56 4.2 Adjacent residential businesses 60 4.2.1 Multi-Family Rental 60 4.2.2 Residential Development 61 4.3 Private Funds and Advisory 63 5. LIQUIDITY AND CAPITAL RESOURCES 66 5.1 Financial strategy 66 5.2 Liquidity 66 5.3 Capital resources 67 6. OPERATIONAL KEY PERFORMANCE INDICATORS 68 7. ACCOUNTING ESTIMATES AND POLICIES, CONTROLS AND PROCEDURES, AND RISK ANALYSIS 70 7.1 Revenue and income recognition 70 7.2 Accounting estimates and policies 72 7.3 Controls and procedures 75 7.4 Transactions with related parties 76 7.5 Dividends 76 7.6 Compensation incentive plans 76 7.7 Risk definition and management 76 8. HISTORICAL FINANCIAL INFORMATION 79 APPENDIX A – RECONCILIATIONS 82

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 25 2022 ANNUAL REPORT TRICON RESIDENTIAL NON-IFRS MEASURES This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2022 (the “Consolidated Financial Statements”) of Tricon Residential Inc. (“Tricon”, “us”, “we” or the “Company”), prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“the IASB”) and consistent with the Company’s audited annual consolidated financial statements for the year ended December 31, 2021. The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: “proportionate” metrics, net operating income (“NOI”), NOI margin, proportionate same home NOI and NOI margin, funds from operations (“FFO”), core funds from operations (“Core FFO”), adjusted funds from operations (“AFFO”), Core FFO per share, AFFO per share, Core FFO payout ratio, AFFO payout ratio, as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The definition, calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used in this MD&A are provided in Section 4 and Appendix A, and the supplementary financial measures which are key performance indicators presented herein are discussed in detail in Section 6. The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities. FORWARD-LOOKING STATEMENTS Certain statements in this MD&A are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in the Company’s current Consolidated Financial Statements along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, “target” and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable. This MD&A includes forward-looking statements pertaining to: anticipated operational and financial performance; the Company’s strategic and operating plans and growth prospects; expected demographic and economic trends impacting the Company’s key markets; project plans, costs, timelines and sales/rental expectations; expected performance fees; future cash flows; transaction and development timelines; anticipated demand for residential real estate; the anticipated growth of the Company’s rental businesses; the acquisition of build-to-rent projects; the Company’s key priorities over the next three years and the manner in which they might be achieved; expected future acquisitions, acquisition pace, rent growth, operating expenses, occupancy and turnover rates, and capital expenditure programs for single-family rental homes and multi-family rental apartments; rollout of operations programs and resident betterment programs; anticipated environmental, social and governance (“ESG”) initiatives; debt financing and refinancing intentions; continuing increases in interest rates, inflation and economic uncertainty; and the ongoing impact and aftermath of the COVID-19 pandemic. The assumptions underlying these forward-looking statements and a list of factors that may cause actual business performance to differ from current projections are discussed in this MD&A and in the Company’s Annual Information Form dated February 28, 2023 (the “AIF”), which is available on SEDAR at www.sedar.com. The continuing impact and aftermath of COVID-19 on the operations, business and financial results of the Company may cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 26 2022 ANNUAL REPORT TRICON RESIDENTIAL Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness and prevailing interest rates; the tax laws as currently in effect; the continuing availability of capital and suitable acquisition and investment opportunities; current economic conditions including property value appreciation and overall levels of inflation; and the anticipated impact and aftermath of COVID-19. When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant unknown risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to, the Company’s ability to execute its growth strategies; the impact of changing conditions in the multi-family housing market; increasing competition in the single-family and multi-family housing market; the effect of fluctuations and cycles in the Canadian and U.S. real estate market; the marketability and value of the Company’s portfolio; the expected future value of the Company’s portfolio; changes in the attitudes, financial condition and demand of the Company’s demographic market; rising interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; rates of inflation and overall economic uncertainty; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward- looking statements contained in this MD&A. See the AIF and the continuous disclosure documents referenced in Section 7.7 for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements. Certain statements included in this MD&A may be considered a “financial outlook” for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions (including those noted above), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements in this MD&A are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws. MARKET AND INDUSTRY DATA This MD&A may include certain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which the Company operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the North American residential real estate industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources. OTHER Select photos in this document are presented for illustrative purposes only, may be artists’ renditions, and may not be representative of all properties in the Company’s portfolio.

1. Introduction ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS OUR PERFORMANCE OUR TECHNOLOGY

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 28 2022 ANNUAL REPORT TRICON RESIDENTIAL 1. INTRODUCTION This Management’s Discussion and Analysis (“MD&A”) is dated as of February 28, 2023, the date it was approved by the Board of Directors of Tricon Residential Inc. (“Tricon”, “us”, “we” or the “Company”), and reflects all material events up to that date. It should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2022 (“Consolidated Financial Statements”), which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The audited annual consolidated financial statements are available on the Company’s website at www.triconresidential.com, on the Canadian Securities Administrators’ website at www.sedar.com, and as part of the Company’s annual report (Form 40-F) filed on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Additional information about the Company, including its Annual Information Form, is available on these websites. The registered office of the Company is at 7 St. Thomas Street, Suite 801, Toronto, Ontario M5S 2B7. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”). All dollar amounts in this MD&A are expressed in U.S. dollars unless otherwise indicated. 1.1 Vision and guiding principles Tricon was founded in 1988 as a fund manager for private clients and institutional investors focused on for-sale residential real estate development. The pursuit of continuous improvement as well as a desire to diversify and facilitate succession planning drove the Company’s decision to become publicly traded in 2010. While the U.S. for-sale housing industry was decimated in the Great Recession of 2007–2009, Tricon’s strong foundation and its leaders’ resilience helped it endure the downturn and learn valuable lessons that informed the Company’s decision to ultimately focus on rental housing. In the decade that followed, Tricon embarked on a deliberate transformation away from for-sale housing, which is inherently cyclical, to become a rental housing company that addresses the needs of a new generation facing reduced home affordability and a desire for meaningful human connections, convenience and a sense of community. Today, Tricon provides high-quality, essential shelter to residents. Tricon’s business is defensive by design, intended to outperform in good times and perform relatively well in more challenging times. Tricon was among the first to enter into and institutionalize the U.S. single-family rental industry. Our success has been built on a culture of innovation and a willingness to adopt new technologies to drive efficiencies and improve our residents’ lives. We believe that our ability to bring together capital, ideas, people and technology under one roof is unique in real estate and allows us to improve the resident experience, safeguard our stakeholders’ investments, and drive superior returns. Tricon strives to be North America’s pre-eminent single-family rental housing company serving the middle-market demographic by owning quality properties in attractive markets, focusing on operational excellence, and delivering an exceptional resident experience. Tricon is driven by its purpose statement – Imagine a world where housing unlocks life’s potential – and encourages its employees to conduct themselves every day according to the following guiding principles: • Go above and beyond to enrich the lives of our residents • Commit to and inspire excellence in everything we do • Ask questions, embrace problems, thrive on the process of innovation • Do what is right, not what is easy • Elevate each other so together we leave an enduring legacy Tricon’s guiding principles underpin our business strategy and culture of taking care of our employees first, who in turn are empowered and inspired to provide residents with superior service and to positively impact local communities. When our residents are satisfied, they rent with us longer, treat our properties as their own, and are likely to refer friends and family to become new customers. We have realized that the best way to drive returns for our shareholders and private investors is to ensure our team and residents are fulfilled. This is why Our People and Our Residents are also two of our key ESG priorities (see Section 1.3).

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 29 2022 ANNUAL REPORT TRICON RESIDENTIAL 1.2 Business and growth strategy Tricon is an owner and operator of a growing portfolio of approximately 36,000 single-family rental homes located primarily in the U.S. Sun Belt. The Company also invests in adjacent residential businesses which include multi-family rental properties and residential development assets. Since the Company’s initial public offering in 2010, Tricon has evolved from an asset manager focused on investing in “for-sale” housing development to a growth-oriented rental housing company with a comprehensive technology-enabled operating platform. As at December 31, 2022, about 97% of the Company’s real estate assets are stabilized single-family rental homes and the remaining 3% are invested in adjacent residential businesses. ADJACENT RESIDENTIAL BUSINESSES 3% SINGLE-FAMILY RENTAL 97% $10.8 BILLION (Based on the fair value of single-family homes, equity-accounted investments in multi-family rental properties and Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments.) Tricon’s differentiated strategy Tricon’s U.S. single-family rental strategy targets the “middle-market” resident demographic which consists of over seven million U.S. renter households (source: U.S. Census Bureau). The Company defines the middle-market cohort as those households earning between $75,000 and $125,000 per year and with monthly rental payments of $1,400 to $2,300. These rent levels typically represent approximately 20–25% of household income, which provides each household with meaningful cushion to continue paying rent in times of economic hardship. Conversely, Tricon has the flexibility to increase rents and defray higher operating costs in a stronger economic environment without significantly impacting its residents’ financial well-being. Focusing on qualified middle-market families who are likely to be long-term residents is expected to result in lower turnover rates, thereby reducing turn costs and providing stable cash flows for the Company. Tricon offers its residents economic mobility and the convenience of renting a high-quality, renovated home without costly overhead expenses such as maintenance and property taxes, and with a focus on superior customer service.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

In addition to targeting the middle-market demographic, Tricon is focused on the U.S. Sun Belt, which is home to approximately 40% of all U.S. households and is expected to experience population growth in excess of 10% in most markets from 2020 to 2030 (source: The Cooper Center at the University of Virginia, 2018). The U.S. Sun Belt has experienced significant population and job growth over time, driven by a friendly business environment, lower tax rates, enhanced affordability and a warm climate. The Company expects that the de-urbanization and de-densification trends that were accelerated by the COVID-19 pandemic will continue to support these demographic shifts toward our core markets. Furthermore, the Company believes that work-from-home trends and in-migration to the Sun Belt states will likely continue as employers continue to permit more flexible work arrangements and employees gravitate towards more affordable housing markets.


NV
6%
CA
9%
AZ
13%
TX
12%
IN
3%
TN
1%
NC
10%
SC
3%
GA
24%
FL
19%
Projected 2020 – 2030 population growth*
<10%
10% to 20%
Tricon NOI Concentration**

*Source: The Cooper Center at the University of Virginia

**NOI concentration based on same home single-family rental NOI as of Q4 2022

30 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 31 2022 ANNUAL REPORT TRICON RESIDENTIAL DIFFERENTIATED STRATEGIC PARTNERSHIP MODEL Experience in raising private capital to accelerate growth, improve operating e ciency, and take development o balance sheet TECH-ENABLED OPERATING PLATFORM Enhanced resident experience and excellent operating metrics achieved through a centralized, technology- enabled platform and innovative approach to rental housing SUPERIOR GROWTH PROFILE Focus on disciplined, long-term growth within a vast market opportunity for single-family rental I. Superior growth profile There is a significant runway for growth in the single-family rental industry as only ~3% of the 16 million rental homes in the United States are institutionally owned (source: Green Street U.S. Single-Family Rental Outlook, January 2022). We believe we are particularly well positioned to take advantage of this opportunity as one of the leading owners and operators in the industry, with one of the largest portfolios of single-family rental homes in the U.S. Sun Belt. Tricon is focused on disciplined, long-term growth of its single-family rental home portfolio and has a sophisticated acquisition platform that is capable of deploying large amounts of capital across multiple acquisition channels and markets simultaneously. Tricon sources acquisition opportunities of existing homes through traditional channels, including Multiple Listing Service (“MLS”), “iBuyer” direct channels, and portfolio acquisitions. These traditional channels will account for the majority of Tricon’s planned acquisitions over the near term and leverage the Company’s acquisition platform which filters and ranks many listings per year while standardizing hundreds of key underwriting parameters, enabling the Company to efficiently convert listings into offers. In an undersupplied housing market, Tricon also believes in adding to the supply of rental homes and providing accessible housing solutions through its three newest home growth channels. These include the development of dedicated “build-to-rent” communities and the acquisition of both scattered new homes and completed single-family rental communities directly from homebuilders. In aggregate, our six existing and new home acquisition channels are expected to provide the Company with sufficient volume to meet its acquisition targets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022


EXISTING HOMES
MLS
Traditional resale home channel
OFF MARKET
Includes emerging "iBuyer" direct sales channel which allows sellers to bypass MLS
DEVELOPMENT OF NEW HOME COMMUNITIES
Development of dedicated single-family rental home communities
TRICON RESIDENTIAL
PORTFOLIOS
Leverage Tricon's industry-wide relationships and strong operating platform to buy stabilized homes in bulk
ACQUISITION OF NEW HOME COMMUNITIES
Acquisition of dedicated single-family rental home communities
SCATTERED NEW HOMES
Acquisition of newly-built homes
NEW HOMES

II. Differentiated strategic partnership model

Through its differentiated strategic partnership model, Tricon has demonstrated its ability to raise and deploy third-party capital to accelerate growth, improve operating efficiency, and take development off balance sheet. Institutional investors with allocations to real estate have also been increasingly favoring more resilient residential and industrial investment strategies in light of the uncertainty created by COVID-19 around office, retail and hospitality assets. The so-called "beds and sheds" investment strategies have led to a significant increase in capital allocated to the residential sector in general and the single-family rental industry in particular, which in turn has lowered the cost of capital for industry participants and facilitated future growth. The Company has recently partnered with leading global real estate investors to form three complementary single-family rental joint ventures, each with a unique acquisition strategy that provides residents with more housing options at an accessible price point. While our investors, along with Tricon, are exercising caution in the current macro-economic environment, we are pleased to be aligned with them in wanting to continue to grow patiently and prudently while remaining poised to act on even better growth opportunities when they arise.

		Active Growth Vehicles				
	SFR JV-1 (Complete)	SFR JV-2	Homebuilder Direct JV	THPAS JV-1	THPAS Development JV-2	Total Active Growth Vehicles
Total Equity Commitment	$750 million	$1.55 billion	$450 million	$450 million	$500 million	$3.0 billion
Tricon's Share of Equity Commitment (% of Total)	$250 million (33%)	$450 million (29%)	$150 million (33%)	$50 million (11%)	$100 million (20%)	$750 million (25%)[1]
Vehicle Strategy	• Resale homes • Portfolios of existing homes	• Resale homes • Portfolios of existing homes	• Scattered new homes • Recently completed SFR communities (no investment in development)	• Development of dedicated single-family rental home communities	• Development of dedicated single-family rental home communities	

(1) As at December 31, 2022, Tricon's unfunded equity commitment to these vehicles was approximately $366 million and it is expected to be funded over the next three years.

32 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 33 2022 ANNUAL REPORT TRICON RESIDENTIAL III. Technology-enabled operating platform Tricon has developed a technology-enabled platform that supports its growth, provides its residents an elevated living experience, and optimizes operating efficiencies. The Company’s proprietary suite of software applications, referred to as “TriApps”, automates many facets of the single-family rental business, as described below. The Company has systemized the process of home acquisition and once homes are acquired, renovates them to a common standard before making them available for rent. Prospective residents are directed to the Company’s website, where they can rent a home in a few easy steps. In the leasing process, Tricon leverages 360-degree online tours, self-showing technology, virtual self-move-ins and a statistical screening model to underwrite residents and drive retention. The proprietary TriForce App allows for dynamic coordination of repairs and maintenance activities among the field personnel, centralized office staff and third-party vendors by automating workflows, standardizing work scope and compressing the delegation of authority. Tricon uses logistics software and mobile inventory management to ensure its maintenance technicians can service homes in the most efficient manner and with a high first-time fix rate. In its call center, Tricon leverages Intelligent Virtual Agents to automate leasing and maintenance inquiry intake so the call center team can focus on higher value work such as inside sales or customer service. In revenue management, Tricon has pioneered revenue optimization tools to balance occupancy, time on market and rent growth, and to smooth out lease expiration schedules. Finally, Tricon is in the early stages of building a first-to-market, single-family rental smartphone application for residents (“resident app”) that will ultimately enable our residents to enjoy a product that transcends their physical home. In addition to employing easy-to-use functions for paying rent, making a maintenance request or controlling the indoor climate of a home, the resident app will allow residents to reap the benefits of living in a “virtual” community with positive network effects. Management believes the Company has a significant competitive advantage arising from its technology- enabled property management platform that is difficult to replicate and is highly scalable. REVENUE MANAGEMENT TriPod* revenue optimization tools to balance rent vs. occupancy vs. time on market Dedicated ancillary revenue team continues to add new service oerings to benefit residents and drive revenue growth Asset tagging of major components to forecast useful life and manage the replacement cycle CALL CENTER Intelligent Virtual Agents streamline resident inquiries ranging from new leases to service requests E cient centralized administration and oversight of repairs and maintenance REPAIRS AND MAINTENANCE TriForce* platform enables real-time data sharing by field sta and central o ce Mobile inventory management drives e ciency for maintenance techs ACQUISITIONS Acquisitions platform filters and ranks many listings per year and standardizes hundreds of key underwriting steps, enabling the team to e ciently convert listings into oers RESIDENT UNDERWRITING Statistical screening model used to qualify residents, drive retention and reduce turnover costs LEASING Leverage 360-degree online tours, self-showing technology, and algorithmic lead scoring to maximize prospect conversion Virtual move-ins to provide residents with added convenience *TriPod and TriForce are proprietary technologies developed by Tricon and are all part of TriApps.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 34 2022 ANNUAL REPORT TRICON RESIDENTIAL Adjacent residential businesses Multi-family rental In Canada, Tricon operates and holds a 15% ownership interest in one 500-unit Class A rental property, The Selby, located in downtown Toronto. The Selby is currently managed through Tricon’s vertically integrated platform, including local property management employees. Tricon plans to grow the Canadian multi-family rental portfolio as more Class A multi-family rental apartments from the residential development portfolio reach stabilization. During the year, Tricon operated and held a 20% ownership interest in a portfolio of high-quality, affordably priced garden-style apartments located in desirable suburban sub-markets primarily in the U.S. Sun Belt. On October 18, 2022, the Company completed the sale of its 20% equity interest in the portfolio and exited the U.S. multi-family rental business. Residential development Tricon develops new residential real estate properties, predominantly rental housing intended for long-term ownership. Such developments include (i) Class A multi-family rental apartments in Canada, (ii) single-family rental communities in the United States intended to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy land development and homebuilding projects, predominantly in the United States. (i) Canadian Class A multi-family rental apartments: Tricon is one of the most active developers of Class A purpose-built rental apartment buildings in downtown Toronto with eight projects under development and one income-producing property (“The Taylor”) in the stabilization phase totaling approximately 4,280 units, and in which Tricon holds a 40% weighted average ownership interest based on net asset values. Tricon holds these assets in partnerships with pension plans and strategic partners who have an investment bias towards long-term ownership and stable recurring cash flows. These institutional investors or strategic partners pay Tricon development management fees, asset management fees and possibly performance fees, enabling the Company to enhance its return on investment. (ii) U.S. single-family rental communities: The Company’s build-to-rent strategy is focused on developing well-designed, dedicated single-family home rental communities, which often include shared amenities such as parks, playgrounds, pools and community gathering spaces. This strategy adds another growth channel to Tricon’s single-family rental business, and leverages the Company’s complementary expertise in land development, homebuilding and single-family rental property management. Once developed and stabilized, these build-to-rent communities will be integrated into the Company’s technology-enabled property management platform. The Company currently has a pipeline of approximately 3,200 rental units in 25 new home communities across the U.S. Sun Belt through its THPAS JV-1, THPAS Development JV-2 and Homebuilder Direct JV vehicles. (iii) U.S. land development and homebuilding: The Company’s legacy business provides equity or equity-type financing to experienced local or regional developers and builders of for-sale housing primarily in the United States. These investments are typically made through Investment Vehicles that hold an interest in land development and homebuilding projects, including master-planned communities (“MPCs”). Tricon also serves as the developer of certain of its MPCs through its Houston-based subsidiary, The Johnson Companies LP (“Johnson”). Johnson is an integrated development platform with expertise in land entitlement, infrastructure, municipal bond finance and placemaking, and has deep relationships with public and regional homebuilders and commercial developers. Johnson’s reputation for developing high-quality MPCs is further evidenced by Johnson having three MPCs ranked in the top 50 based on homebuilder sales in 2022 according to RCLCO Real Estate Consulting.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 35 2022 ANNUAL REPORT TRICON RESIDENTIAL Private funds and advisory Tricon earns fees from managing third-party capital invested in its real estate assets through separate accounts, joint ventures and commingled funds (“Investment Vehicles”). Activities of this business include: (i) Asset management of third-party capital: Tricon manages capital on behalf of institutional investors, including pension funds, sovereign wealth funds, insurance companies and others who seek exposure to the residential real estate industry. Tricon managed $8.1 billion of Assets Under Management (“AUM”) on behalf of third-party investors (out of total AUM of $16.0 billion) as at December 31, 2022 across its single-family rental, multi-family rental and residential development business segments (refer to Section 6 and Appendix A for further information concerning the Company’s AUM). For its services, Tricon earned asset management fees on fee-bearing capital totaling $2.5 billion as at December 31, 2022, as well as performance fees provided targeted investment returns are achieved. Tricon manages third-party capital for 13 of the top 100 largest institutional real estate investors in the world (source: “PERE Global Investor 100” ranking, October 2022). In 2022, Tricon ranked 53rd globally and second in Canada (compared to 58th globally and second in Canada in 2021) among global real estate investment managers based on the institutional equity raised since 2017 (source: “2022 PERE 100” manager ranking, June 2022). (ii) Development management and related advisory services: Tricon earns development management fees from its rental development projects in Toronto, which leverage its fully integrated development team. In addition, Tricon earns contractual development fees and sales commissions from the development and sale of single-family lots, residential land parcels, and commercial land within the MPCs managed by its Johnson subsidiary. (iii) Property management of rental properties: Tricon provides integrated property management services to its entire rental portfolio. The property management business is headquartered in Orange County, California, and provides resident-facing services including marketing, leasing, and repairs and maintenance delivered through a dedicated call center and local field offices. For its services, Tricon earns property management fees, typically calculated as a set percentage of the gross revenues of each property, as well as leasing, construction and acquisition fees. FEE REVENUE BY SOURCE FOR THE YEAR ENDED DECEMBER 31, 2022(1) ASSET MANAGEMENT 8% PERFORMANCE FEES(2) 69% DEVELOPMENT MANAGEMENT 17% PROPERTY MANAGEMENT 6% (1) Certain asset management fees and property management fees paid by the single-family rental business segment and certain development management fees paid by Canadian development properties are eliminated upon consolidation and are excluded from revenue from private funds and advisory services. Refer to Section 4.3 for a summary of revenue from private funds and advisory services for the year ended December 31, 2022. (2) Performance fees includes fees earned in respect of the sale of the Company’s interest in its U.S. multi-family rental portfolio (see Section 3.1).

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 36 2022 ANNUAL REPORT TRICON RESIDENTIAL 1.3 Environmental, Social and Governance Environmental, Social and Governance (“ESG”) principles have guided Tricon throughout its 34-year history of delivering business excellence. During the quarter, Tricon amended its $500 million corporate credit facility to incorporate ESG targets and convert it to a Sustainability-linked Loan (“SLL”). This credit facility, which was undrawn as of December 31, 2022, provides Tricon with liquidity to pursue the growth of its single-family rental business. The SLL structure links the borrowing cost directly to the Company’s performance in three priority areas of its ESG strategy: (i) increasing the percentage of homes with energy efficiency upgrades in Tricon’s single-family home rental portfolio, (ii) increasing the number of multi-family residential buildings with LEED Gold certification, and (iii) increasing participation in Tricon Vantage, a market-leading program aimed at providing our U.S. residents with tools and resources to set financial goals and enhance their long-term economic stability. Additionally, Tricon remains focused on the following five strategic ESG priorities: Our People: Tricon is committed to engaging, supporting and enriching the lives of its employees so they can thrive and, in turn, take care of our residents and the communities in which we operate. To align our purpose-driven culture with our ESG strategy, Tricon focuses on: (i) creating an exceptional employee experience by empowering and enabling employees to unlock their potential, (ii) delivering company-wide professional development opportunities that promote high-performing work teams, and (iii) fostering a culture of diversity, inclusion and belonging to increase cognitive diversity and perspective. Our Residents: Tricon’s goal is to build meaningful communities where people can connect, grow and prosper. In that continued effort, Tricon focuses on: (i) providing residents with high-quality housing and best-in-class resident experience, (ii) delivering Tricon Vantage – a market-leading program aimed at providing its U.S. residents with tools and resources to set financial goals and enhance their long-term economic stability, and (iii) giving back to the communities where we operate through our volunteer services and charitable giving programs. Our Innovation: Tricon is firmly committed to leveraging innovative technologies and housing solutions to drive convenience, connectivity and affordability. Core service offerings are guided by two key desired outcomes: (i) delivering superior service that creates exceptional resident experiences, and (ii) developing offerings that enhance the lives of residents while addressing their housing needs. Our Impact: Tricon is committed to making investments and operational decisions that reduce the environmental impact and enhance the sustainability and resource efficiency of our portfolio. The environmental impact portion of our ESG program focuses on: (i) developing and implementing sustainable methodologies to ensure our investments, developments and renovation projects adhere to our ESG objectives and commitments, (ii) investigating and investing in new technologies, materials and renovation methods to reduce resource consumption across our real estate portfolio, and (iii) investigating and investing in the reduction of resource consumption across our property management and corporate office operations. Our Governance: Tricon aims to proactively identify, understand and manage the risks to our business while acting in a manner that exemplifies our commitment to ethics, integrity, trust and transparency. Tricon’s ESG program focuses on the following governance initiatives: (i) maintaining a culture of compliance, integrity and ethics, (ii) embedding a strong risk management culture by setting a foundation for effectively identifying, analyzing and managing material and systemic risks, and (iii) maintaining a diverse Board of Directors composition, in which either gender is represented by one-third of all directors. Tricon’s next annual ESG report is slated for publication in the spring of 2023. Details of our key ESG commitments, initiatives, policies and reported performance progress can be found on the Company’s website under Sustainability.

2. Highlights ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS OUR PERFORMANCE OUR TECHNOLOGY

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

2. HIGHLIGHTS

The following section presents highlights for the quarter on a consolidated and proportionate basis.

On October 18, 2022, the Company sold its remaining 20% equity interest in its U.S. multi-family rental portfolio, held through Tricon US Multi-Family REIT LLC. In accordance with IFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, the Company reclassified the current- and prior-period results and cash flows of Tricon US Multi-Family REIT LLC as discontinued operations separate from the Company's continuing operations.

Core funds from operations ("Core FFO"), Core FFO per share, Adjusted funds from operations ("AFFO"), and AFFO per share are non-IFRS financial measures and non-IFRS ratios as identified in Section 6. The Company uses guidance specified by the National Association of Real Estate Investment Trusts ("NAREIT") to calculate FFO, upon which Core FFO and AFFO are based. The measures are presented on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing FFO, Core FFO and AFFO on a proportionate basis is helpful to investors in assessing the overall performance of the Company's business. Note that FFO, Core FFO, Core FFO per share, AFFO and AFFO per share are not meant to be used in measuring the Company's liquidity. See "Non-IFRS measures" on page 25 and Appendix A for a reconciliation to the most directly comparable IFRS measures.

For the periods ended December 31	Three months		Twelve months[1]	
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2022	2021	2022	2021
Financial highlights on a consolidated basis				
Net income from continuing operations, including:	**$ 55,883**	**$ 110,439**	**$ 779,374**	**$ 459,357**
Fair value gain on rental properties	56,414	261,676	858,987	990,575
Basic earnings per share attributable to shareholders of Tricon from continuing operations	**0.19**	**0.41**	**2.82**	**2.07**
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	**0.11**	**0.40**	**1.98**	**2.05**
Net income (loss) from discontinued operations	1,829	16,538	35,106	(9,830)
Basic earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	0.01	0.06	0.13	(0.04)
Diluted earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	0.01	0.06	0.11	(0.05)
Dividends per share[2]	**$ 0.058**	**$ 0.058**	**$ 0.232**	**$ 0.225**
Weighted average shares outstanding – basic	**274,684,779**	**268,428,784**	**274,483,264**	**219,834,130**
Weighted average shares outstanding – diluted	**311,222,080**	**270,953,420**	**311,100,493**	**222,118,737**
Non-IFRS[3] measures on a proportionate basis				
Core funds from operations ("Core FFO")	$ 96,841	$ 45,630	$ 237,288	$ 152,021
Adjusted funds from operations ("AFFO")	88,694	36,548	198,264	121,594
Core FFO per share[4]	0.31	0.15	0.76	0.57
AFFO per share[4]	0.28	0.12	0.64	0.45
Select balance sheet items reported on a consolidated basis			December 31, 2022	December 31, 2021
Total assets			**$ 12,450,946**	**$ 9,148,617**
Total liabilities[5]			**8,653,921**	**6,087,548**
Net assets attributable to shareholders of Tricon			**3,790,249**	**3,053,794**
Rental properties			**11,445,659**	**7,978,396**
Debt			**5,728,184**	**3,917,433**

(1) Certain comparative figures have been adjusted to conform with the current period presentation as income from equity-accounted investments in U.S. multi-family rental properties has been reclassified as discontinued operations, separate from the Company's continuing operations.

(2) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.

(3) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to "Non-IFRS measures" on page 25 and Appendix A.

(4) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed conversion of convertible debentures and exchange of preferred units issued by Tricon PIPE LLC, which were 311,222,080 and 311,100,493 for the three and twelve months ended December 31, 2022, respectively, and 306,247,538 and 268,562,442 for the three and twelve months ended December 31, 2021, respectively.

(5) Includes limited partners' interests in SFR JV-1, SFR JV-HD and SFR JV-2.

38 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 39 2022 ANNUAL REPORT TRICON RESIDENTIAL IFRS measures on a consolidated basis Net income from continuing operations in the fourth quarter of 2022 was $55.9 million compared to $110.4 million in the fourth quarter of 2021, and included: • Revenue from single-family rental properties of $180.9 million compared to $124.4 million in the fourth quarter of 2021, driven primarily by growth of 23.2% in the single-family rental portfolio to 35,908 homes and a 9.4% year-over-year increase in average effective monthly rent (from $1,591 to $1,741). • Direct operating expenses of $58.4 million compared to $41.0 million in the fourth quarter of 2021, reflecting a larger rental portfolio, and higher property tax expenses associated with increasing property value assessments, as well as general cost and labor market inflationary pressures. • Revenue from private funds and advisory services of $14.8 million, compared to $17.7 million in the fourth quarter of 2021, driven by no performance fees being recognized in the quarter as well as a decrease in property management fees following the sale of Tricon’s remaining interest in the U.S. multi-family rental portfolio during the quarter. • Fair value gain on rental properties of $56.4 million compared to $261.7 million in the fourth quarter of 2021, attributable to a moderation in home price appreciation within the single-family rental portfolio given the current climate of rising mortgage rates and greater economic uncertainty. Net income from continuing operations for the year ended December 31, 2022 was $779.4 million compared to $459.4 million for the year ended December 31, 2021, and included: • Revenue from single-family rental properties of $645.6 million and direct operating expenses of $209.1 million compared to $445.9 million and $149.9 million in the prior year, respectively, which translated to a net operating income (“NOI”) increase of $140.5 million, attributable to the continued growth of the single-family rental portfolio and strong rent growth. • Revenue from private funds and advisory services of $160.1 million compared to $50.7 million in the prior year, driven primarily by $100 million of performance fees earned from Tricon’s investors in respect of the sale of the U.S. multi-family rental portfolio. • Fair value gain on rental properties of $859.0 million compared to $990.6 million in the prior year as a result of a moderation of home price appreciation experienced in the latter half of the year. Non-IFRS measures on a proportionate basis Core FFO for the fourth quarter of 2022 was $96.8 million, an increase of $51.2 million or 112% compared to $45.6 million in the fourth quarter of 2021. The increase in Core FFO was driven by NOI growth from the single-family rental business, as discussed above, and higher performance fees earned from Tricon’s investors in respect of the sale of the U.S. multi-family rental portfolio (these performance fees were earned and contributed to net income in the third quarter, but were recognized as part of Core FFO upon receipt in the fourth quarter). The performance fees related to the U.S. multi-family portfolio sale contributed $99.9 million of Core FFO from fees for a net positive impact of $50.3 million to Core FFO ($0.16 Core FFO per share) after deducting LTIP and performance fee payments to management. During the twelve months ended December 31, 2022, Core FFO increased by $85.3 million or 56% to $237.3 million compared to $152.0 million in the prior year, for the reasons noted above. AFFO for the three and twelve months ended December 31, 2022 was $88.7 million and $198.3 million, respectively, an increase of $52.1 million (143%) and $76.7 million (63%) from the same periods in the prior year. This growth in AFFO was driven by the increase in Core FFO discussed above.

3. Consolidated Financial Results ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS OUR PERFORMANCE OUR TECHNOLOGY

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 41 2022 ANNUAL REPORT TRICON RESIDENTIAL 3. CONSOLIDATED FINANCIAL RESULTS The following section should be read in conjunction with the Company’s consolidated financial statements and related notes for the year ended December 31, 2022. On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio that was held through Tricon US Multi-Family REIT LLC. Accordingly, the Company reclassified its current- and prior-year results as discontinued operations separate from the Company’s continuing operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). In addition, certain comparative figures have been adjusted to conform with the current period presentation. There was no impact on the financial position and the net income and comprehensive income of the Company as a result of this change in presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

3.1 Review of income statements

Consolidated statements of income

For the periods ended December 31 (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	Three months 2022	Three months 2021	Three months Variance	Twelve months 2022	Twelve months 2021	Twelve months Variance
Revenue from single-family rental properties[1]	**$ 180,893**	**$ 124,399**	**$ 56,494**	**$ 645,585**	**$ 445,915**	**$ 199,670**
Direct operating expenses[1]	(58,371)	(41,044)	(17,327)	(209,089)	(149,940)	(59,149)
Net operating income from single-family rental properties	122,522	83,355	39,167	436,496	295,975	140,521
Revenue from private funds and advisory services	**14,820**	**17,678**	**(2,858)**	**160,088**	**50,693**	**109,395**
Income from equity-accounted investments in multi-family rental properties[2]	1,051	2,077	(1,026)	1,550	2,255	(705)
Income from equity-accounted investments in Canadian residential developments[3]	7,690	10,085	(2,395)	11,198	8,200	2,998
Other income[4]	2,017	3,858	(1,841)	10,886	4,786	6,100
Income from investments in U.S. residential developments[5]	3,910	10,530	(6,620)	16,897	31,726	(14,829)
Compensation expense	(22,408)	(35,718)	13,310	(99,256)	(89,951)	(9,305)
Performance fees expense	(3,798)	(40,854)	37,056	(35,854)	(42,272)	6,418
General and administration expense	(18,163)	(14,565)	(3,598)	(58,991)	(41,420)	(17,571)
Loss on debt modification and extinguishment	–	–	–	(6,816)	(3,497)	(3,319)
Transaction costs	(7,178)	(3,830)	(3,348)	(18,537)	(13,260)	(5,277)
Interest expense	(71,120)	(35,648)	(35,472)	(213,932)	(147,680)	(66,252)
Fair value gain on rental properties	56,414	261,676	(205,262)	858,987	990,575	(131,588)
Fair value (loss) gain on Canadian development properties	–	10,098	(10,098)	(440)	10,098	(10,538)
Fair value gain (loss) on derivative financial instruments and other liabilities	25,818	(72,783)	98,601	184,809	(220,177)	404,986
Amortization and depreciation expense	(4,764)	(2,818)	(1,946)	(15,608)	(12,129)	(3,479)
Realized and unrealized foreign exchange (loss) gain	(164)	(407)	243	498	(2,934)	3,432
Net change in fair value of limited partners' interests in single-family rental business	(50,828)	(43,519)	(7,309)	(297,381)	(185,921)	(111,460)
	(81,523)	48,182	(129,705)	338,010	288,399	49,611
Income before income taxes from continuing operations	**$ 55,819**	**$ 149,215**	**$ (93,396)**	**$ 934,594**	**$ 635,067**	**$ 299,527**
Income tax recovery (expense) from continuing operations	64	(38,776)	38,840	(155,220)	(175,710)	20,490
Net income from continuing operations	**$ 55,883**	**$ 110,439**	**$ (54,556)**	**$ 779,374**	**$ 459,357**	**$ 320,017**
Basic earnings per share attributable to shareholders of Tricon from continuing operations	**0.19**	**0.41**	**(0.22)**	**2.82**	**2.07**	**0.75**
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	**0.11**	**0.40**	**(0.29)**	**1.98**	**2.05**	**(0.07)**
Net income (loss) from discontinued operations	1,829	16,538	(14,709)	35,106	(9,830)	44,936
Basic earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	0.01	0.06	(0.05)	0.13	(0.04)	0.17
Diluted earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	0.01	0.06	(0.05)	0.11	(0.05)	0.16
Weighted average shares outstanding – basic	**274,684,779**	**268,428,784**	**6,255,995**	**274,483,264**	**219,834,130**	**54,649,134**
Weighted average shares outstanding – diluted[6]	**311,222,080**	**270,953,420**	**40,268,660**	**311,100,493**	**222,118,737**	**88,981,756**

(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $1,028 and $4,172 for the three and twelve months ended December 31, 2021, respectively, that were previously recorded as a reduction in direct operating expenses have been reclassified to revenue from single-family rental properties with no impact to net operating income.

(2) Includes income from The Selby (Section 4.2.1).

(3) Includes income from The Taylor, Canary Landing (West Don Lands), The Ivy, Symington and Queen & Ontario (Section 4.2.2).

(4) Includes other income from Canadian development properties, The James (Scrivener Square) and The Shops of Summerhill (Section 4.2.2) along with other income generated from Bryson MPC Holdings LLC and its sale. Refer to Note 13 to the Consolidated Financial Statements.

(5) Reflects the net change in the fair values of the underlying investments in the build-to-rent and legacy for-sale housing businesses (Section 4.2.2).

(6) For the three and twelve months ended December 31, 2022, the exchangeable preferred units of Tricon PIPE LLC were dilutive (2021 – anti-dilutive). Refer to Note 30 to the Consolidated Financial Statements.

42 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

Revenue from single-family rental properties

The following table provides further details regarding revenue from single-family rental properties for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2022	Three months 2021	Three months Variance	Twelve months 2022	Twelve months 2021	Twelve months Variance
Rental revenue[1]	$ 172,252	$ 117,450	$ 54,802	$ 610,375	$ 423,806	$ 186,569
Other revenue[1,2]	8,641	6,949	1,692	35,210	22,109	13,101
Revenue from single-family rental properties[2]	**$ 180,893**	**$ 124,399**	**$ 56,494**	**$ 645,585**	**$ 445,915**	**$ 199,670**

(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents' accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.

(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $1,028 and $4,172 for the three and twelve months ended December 31, 2021, respectively, previously recorded as a reduction in turnover expense have been reclassified to other revenue.

Revenue from single-family rental properties for the three months ended December 31, 2022 totaled $180.9 million, an increase of $56.5 million or 45.4% compared to $124.4 million for the same period in the prior year. The increase is attributable to:

- Growth of $54.8 million in rental revenue, driven by portfolio expansion of 23.2% (35,908 rental homes compared to 29,149), and a 9.4% year-over-year increase in average effective monthly rent per home ($1,741 compared to $1,591) attributable to the continued strong demand for single-family rental homes. This strong demand also contributed to a 0.2% increase in occupancy (94.2% compared to 94.0%) notwithstanding the acquisition of 815 vacant homes this quarter.
- An increase of $1.7 million in other revenue driven by portfolio expansion, as well as incremental ancillary revenue from the rollout of the Company's smart-home technology initiative (69% of single-family rental homes were smart-home enabled at December 31, 2022 compared to 51% at December 31, 2021), along with higher resident enrollment in its renters insurance program. Higher new lease application and administrative fees also contributed to a meaningful increase in other revenue.

Revenue from single-family rental properties for the twelve months ended December 31, 2022 totaled $645.6 million, an increase of $199.7 million or 44.8% compared to the prior year, primarily driven by growth of the rental portfolio as well as an improvement in the average monthly rent, along with higher other revenue for the reasons discussed above.

Direct operating expenses

The following table provides further details regarding direct operating expenses of the single-family rental portfolio for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2022	Three months 2021	Three months Variance	Twelve months 2022	Twelve months 2021	Twelve months Variance
Property taxes	$ 28,392	$ 18,162	$ 10,230	$ 100,122	$ 66,493	$ 33,629
Repairs and maintenance	7,353	6,016	1,337	29,006	22,252	6,754
Turnover[1]	1,881	2,398	(517)	7,829	9,926	(2,097)
Property management expenses	11,656	8,153	3,503	41,404	29,247	12,157
Property insurance	2,029	1,680	349	7,544	6,081	1,463
Marketing and leasing	648	553	95	2,554	1,747	807
Homeowners' association (HOA) costs	3,449	1,723	1,726	9,933	6,169	3,764
Other direct expense[2]	2,963	2,359	604	10,697	8,025	2,672
Direct operating expenses[1]	**$ 58,371**	**$ 41,044**	**$ 17,327**	**$ 209,089**	**$ 149,940**	**$ 59,149**

(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $1,028 and $4,172 for the three and twelve months ended December 31, 2021, respectively, previously recorded as a reduction in turnover expense have been reclassified to other revenue.

(2) Other direct expense includes property utilities on vacant homes and other property operating costs associated with ancillary revenue offerings.

Direct operating expenses for the three months ended December 31, 2022 were $58.4 million, an increase of $17.3 million or 42.2% compared to the same period in the prior year. The variance is primarily attributable to:

- An increase of $10.2 million in property taxes driven by 23.2% growth in the size of the portfolio, as well as a higher property tax expense per home arising from significant year-over-year home price appreciation.
- An increase of $3.5 million in property management expenses as a result of additional operations personnel hired to manage a growing rental portfolio and inflationary pressures reflecting a tighter labor market.

43 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

- An increase of $1.7 million in homeowners' association costs driven by growth in the size of the portfolio, with more homes being situated in HOAs as well as increases in annual HOA premiums. A heightened level of rule enforcement by HOAs became more prevalent as COVID-19 pandemic regulations eased, which also increased violation / penalty fees.
- An increase of $1.3 million in repairs and maintenance attributable to higher work order activity on a larger portfolio of homes along with underlying cost inflation.

Direct operating expenses for the twelve months ended December 31, 2022 were $209.1 million, an increase of $59.1 million or 39.4% compared to the prior year, primarily for the reasons described above.

Revenue from private funds and advisory services

The following table provides further details regarding revenue from private funds and advisory services for the three and twelve months ended December 31, 2022 and 2021, net of inter-segment revenues eliminated upon consolidation.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance
Asset management fees	$ 2,977	$ 3,386	$ (409)	$ 12,431	$ 12,719	$ (288)
Performance fees	–	3,676	(3,676)	110,330	8,909	101,421
Development fees	9,753	7,993	1,760	26,826	24,418	2,408
Property management fees	2,090	2,623	(533)	10,501	4,647	5,854
Revenue from private funds and advisory services	**$ 14,820**	**$ 17,678**	**$ (2,858)**	**$ 160,088**	**$ 50,693**	**$ 109,395**

Revenue from private funds and advisory services for the three months ended December 31, 2022 totaled $14.8 million, a decrease of $2.9 million from the same period in the prior year, mainly attributable to:

- A decrease of $3.7 million in performance fees as no performance fee was recognized in the fourth quarter of 2022 compared to $3.7 million earned in the fourth quarter of 2021.
- A decrease of $0.5 million in property management fees primarily related to the Company's divestiture of the U.S. multi-family rental portfolio. Following the sale of its remaining 20% equity interest in the portfolio in October 2022, the Company continued to earn property management fees during a transition period that ended in mid-November. The Company will no longer be earning asset and property management fees from the portfolio, resulting in a loss of fee income of approximately $3.0 million per quarter.
- An offsetting increase of $1.8 million in development fees, including $1.5 million from Johnson communities driven by a large commercial land bulk sale, along with strong lot sales, and $0.3 million from a Canadian residential development project, Symington, which commenced development earlier in the year.

Revenue from private funds and advisory services for the twelve months ended December 31, 2022 totaled $160.1 million, an increase of $109.4 million from the prior year. The increase was mainly attributable to the $99.9 million performance fees earned in respect of the sale of the Company's remaining 20% equity interest in its U.S. multi-family rental portfolio.

Income from equity-accounted investments in Canadian residential developments

Equity-accounted investments in Canadian residential developments include joint ventures and equity holdings in development projects, namely The Taylor, West Don Lands (Canary Landing), The Ivy, Queen & Ontario and Symington. The James (Scrivener Square) and The Shops of Summerhill are accounted for as Canadian development properties. The income earned from The Shops of Summerhill is presented as other income.

The following table presents the income from equity-accounted investments in Canadian residential developments for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance
Income from equity-accounted investments in Canadian residential developments	$ 7,690	$ 10,085	$ (2,395)	$ 11,198	$ 8,200	$ 2,998

Income from equity-accounted investments in Canadian residential developments for the three months ended December 31, 2022 was $7.7 million, a decrease of $2.4 million from the same period in the prior year. Income in the current quarter was driven by fair value gains resulting from land value increases across the portfolio and the achievement of development milestones at Canary Landing – Block 8, which is nearing initial occupancy. In comparison, The Taylor reported a much higher fair value gain in the same period in the prior year.

44 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

Income from investments in Canadian residential developments for the twelve months ended December 31, 2022 was $11.2 million, an increase of $3.0 million from the prior year. The year-over-year increase is primarily attributable to fair value gains recognized across the portfolio as described above, while the prior year results included fair value gains recognized across the portfolio partly offset by a fair value loss on the sale of the 7 Labatt development project.

Other income

Other income includes commercial rental income from The Shops of Summerhill (Section 4.2.2), income from Bryson MPC Holdings LLC and insurance recoveries in relation to the winter storm in Texas in February 2021.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2022	Three months 2021	Three months Variance	Twelve months 2022	Twelve months 2021	Twelve months Variance
Other income	$ 2,017	$ 3,858	$ (1,841)	$ 10,886	$ 4,786	$ 6,100

Other income for the three months ended December 31, 2022 was $2.0 million, a decrease of $1.8 million from the same period in the prior year, mainly attributable to the absence of income contribution from the consolidated subsidiary, Bryson MPC Holdings LLC ("Bryson"), as a result of the sale of that subsidiary to THPAS Development JV-2 LLC in the third quarter of 2022. The decrease in the income contribution from Bryson was partially offset by the insurance recovery of $1.4 million received in connection with the winter storm that hit Texas in February 2021.

For the year ended December 31, 2022, other income was $10.9 million, an increase of $6.1 million from the same period in the prior year. This increase was primarily driven by the sale of Bryson to THPAS Development JV-2 LLC which resulted in a $5.1 million gain, along with the insurance recovery discussed above.

Income from investments in U.S. residential developments

The following table presents income from investments in U.S. residential developments for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2022	Three months 2021	Three months Variance	Twelve months 2022	Twelve months 2021	Twelve months Variance
Income from investments in U.S. residential developments	$ 3,910	$ 10,530	$ (6,620)	$ 16,897	$ 31,726	$ (14,829)

Income from investments in U.S. residential developments for the three months ended December 31, 2022 was $3.9 million, a decrease of $6.6 million reflecting softening demand in for-sale housing attributable to higher mortgage rates and rising economic uncertainty.

Income from investments in U.S. residential developments for the twelve months ended December 31, 2022 was $16.9 million, a decrease of $14.8 million from the same period in the prior year. This year-over-year decrease is reflective of very strong for-sale housing demand in the prior year driven by historically low mortgage rates and an acceleration of migration trends caused by the pandemic.

Management continues to monitor the macroeconomic factors that are fundamental to the for-sale housing market, including rising mortgage rates, which could impact consumer demand and pricing, development timelines as well as new for-sale housing supply.

Compensation expense

The following table provides further details regarding compensation expense for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31 (in thousands of U.S. dollars)		Three months 2022	Three months 2021	Three months Variance	Twelve months 2022	Twelve months 2021	Twelve months Variance
Salaries and benefits	A	**$ 14,106**	**$ 13,412**	**$ 694**	**$ 55,040**	**$ 43,630**	**$ 11,410**
Cash-based[1]		3,990	5,038	(1,048)	20,307	15,922	4,385
Equity-based[1]		1,364	8,668	(7,304)	6,894	16,306	(9,412)
Annual incentive plan ("AIP")	B	**5,354**	**13,706**	**(8,352)**	**27,201**	**32,228**	**(5,027)**
Cash-based		3,047	8,283	(5,236)	16,635	13,532	3,103
Equity-based		(99)	317	(416)	380	561	(181)
Long-term incentive plan ("LTIP")	C	**2,948**	**8,600**	**(5,652)**	**17,015**	**14,093**	**2,922**
Total compensation expense	A + B + C	**$ 22,408**	**$ 35,718**	**$ (13,310)**	**$ 99,256**	**$ 89,951**	**$ 9,305**

(1) The cash-based AIP figure for the year ended December 31, 2022 includes one-time allocations for special awards granted in Q1 2022.

45 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

Compensation expense for the three months ended December 31, 2022 was $22.4 million, a decrease of $13.3 million or 37.3% compared to the same period in the prior year. The variance is attributable to:

- A decrease of $8.4 million in AIP expense, primarily attributable to a $7.3 million reduction in equity-based awards arising from the revaluation of the performance share units ("PSU") liability based on a lower stock price of the Company as at period-end. In the three months ended December 31, 2022, the Company's share price on the TSX decreased by $1.01 per share, on a USD-converted basis, compared to an increase of $2.01 per share, on a USD-converted basis in the comparative period, which led to a significant variance in the liability year-over-year.
- A decrease of $5.7 million in LTIP expense, primarily driven by the removal of performance fees liability from the Company's U.S. multi-family rental Investment Vehicle as the performance fee income, LTIP expense and performance fee expense were recognized in the third quarter of this year upon divestiture. In comparison, higher LTIP expense and liability were recognized in the same period in the prior year, driven by strong fair value gains across Tricon's Investment Vehicles, including the single-family rental and U.S. multi-family rental business segments.

Compensation expense for the twelve months ended December 31, 2022 was $99.3 million, an increase of $9.3 million or 10.3% compared to the prior year, attributable to:

- An increase of $11.4 million in payroll costs arising from a 15% year-over-year increase in average headcount, primarily driven by additional needs for property management personnel to support Tricon's continued growth. A tighter labor market and inflationary pressures along with normal course salary adjustments further contributed to the increase in costs.
- An increase of $2.9 million in LTIP expense, as a result of an increase in cash-based LTIP expenses of $3.1 million, primarily driven by higher estimated future performance fees from Tricon's single-family rental Investment Vehicles.
- A partially offsetting decrease of $5.0 million in AIP expense, primarily driven by a reduction to the PSUs liability, as described above.

Performance fees expense

Performance fees expense reflects amounts that are expected to be paid to key management equity participants who have an equity interest in entities that earn performance fee revenue, whereas LTIP participants do not have said equity interests. In aggregate, cash-based LTIP expense and performance fees expense represent no more than 50% of the performance fees earned from each Investment Vehicle and both are paid to participants if and when the performance fees are in fact realized and paid.

The following table presents performance fees expense for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance
Performance fees expense	$ 3,798	$ 40,854	$ (37,056)	$ 35,854	$ 42,272	$ (6,418)

Performance fees expense for the three months ended December 31, 2022 was $3.8 million, a decrease of $37.1 million compared to the same period in the prior year. This variance results from the crystallization of carried interests in the U.S. multi-family Investment Vehicle attributed to key management equity participants in the third quarter when the performance fee income was recognized in respect of the disposition of the investment.

Performance fees expense for the twelve months ended December 31, 2022 was $35.9 million, a decrease of $6.4 million compared to the prior year. The performance fees expense recognizes a significant increase in unrealized carried interest in connection with higher fair value gains in the underlying Investment Vehicles but is lower than 2021.

General and administration expense

The following table presents general and administration expense for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance
General and administration expense	$ 18,163	$ 14,565	$ 3,598	$ 58,991	$ 41,420	$ 17,571

General and administration expense for the three months ended December 31, 2022 was $18.2 million, an increase of $3.6 million compared to the same period in the prior year. The increase was driven by higher professional fees in connection with ensuring the Company's Sarbanes-Oxley Act readiness as well as other compliance costs as a result of its NYSE listing, increased travelling costs as pandemic-related restrictions were lifted, and expanded spending on Tricon's technology-enabled operating platform to support portfolio growth.

General and administration expense for the twelve months ended December 31, 2022 was $59.0 million, an increase of $17.6 million compared to the prior year, for the same reasons described above.

46 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

Interest expense

The following table provides details regarding interest expense for the three and twelve months ended December 31, 2022 and 2021 by borrowing type and nature.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance
Corporate borrowings	$ 1,192	$ 881	$ 311	$ 6,779	$ 4,458	$ 2,321
Property-level borrowings	60,102	26,538	33,564	170,847	102,669	68,178
Convertible debentures	–	–	–	–	6,732	(6,732)
Due to Affiliate	4,245	4,312	(67)	17,022	17,250	(228)
Amortization of deferred financing costs, discounts and lease obligations	5,581	3,917	1,664	19,284	16,571	2,713
Total interest expense	**$ 71,120**	**$ 35,648**	**$ 35,472**	**$ 213,932**	**$ 147,680**	**$ 66,252**
Weighted average interest rate[1]	**4.27%**	**2.62%**	**1.65%**	**3.49%**	**2.62%**	**0.87%**

(1) The weighted average effective interest rates are calculated based on the average debt balances and the average applicable reference rates for the three and twelve months ended December 31, 2022.

Interest expense was $71.1 million for the three months ended December 31, 2022, an increase of $35.5 million compared to $35.6 million for the same period last year. The variance is primarily attributable to:

- An increase of $33.6 million in interest expense on property-level borrowings, driven by incremental net debt of $1.8 billion incurred to support the expansion of the single-family rental portfolio and an increase of 1.65% in the weighted average interest rate (in Q4 2022 vs. Q4 2021) resulting from rising benchmark interest rates. A continued increase in the Company's weighted average interest rate in the coming quarters is anticipated as benchmark interest rates have risen subsequent to quarter-end and new financings are expected to be obtained at higher prevailing interest rates.
- An increase of $0.3 million in interest expense on corporate borrowings, primarily resulting from the increase in the benchmark interest rate, as discussed above.

Interest expense was $213.9 million for the twelve months ended December 31, 2022, an increase of $66.3 million compared to $147.7 million in the prior year. The variance is primarily attributable to the year-over-year increase in property-level and corporate borrowings and the rising interest rates, as discussed above. This was partially offset by the redemption in full of the previously outstanding convertible debentures on September 9, 2021, resulting in a decrease in related expense of $6.7 million compared to the prior year.

Fair value gain on rental properties

The following table presents the fair value gain on rental properties held by the Company for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance
Fair value gain on rental properties	$ 56,414	$ 261,676	$ (205,262)	$ 858,987	$ 990,575	$ (131,588)

Fair value gain on single-family rental properties was $56.4 million for the three months ended December 31, 2022, a decrease of $205.3 million compared to $261.7 million for the same period last year. For the twelve months ended December 31, 2022, the fair value gain totaled $859.0 million, a decrease of $131.6 million from the prior year. The fair value of single-family rental homes is determined based on comparable sales, primarily by using the adjusted Home Price Index ("HPI") methodology and periodically Broker Price Opinions ("BPOs"), where applicable. Refer to Note 6 in the Consolidated Financial Statements for further details.

Home values in the U.S. Sun Belt markets have increased over the past several years driven by a number of factors, including strong population and job growth, an acceleration of migration trends driven by the pandemic, historically low mortgage rates, and an overall shortage of new housing supply. However, higher mortgage rates and rising economic uncertainty in the fourth quarter of 2022 have led to a deceleration in home prices and in some cases, a decline in certain markets. Adjusted HPI growth in the quarter was 0.7% (2.8% annualized), net of capital expenditures, compared to 5.2% (20.8% annualized) in the same period in the prior year, driving lower fair value gains. Management expects home prices to continue to moderate in the near future.

47 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

Fair value gain (loss) on derivative financial instruments and other liabilities

The following table presents the fair value gain (loss) on derivative financial instruments and other liabilities for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance
Fair value gain (loss) on derivative financial instruments and other liabilities	$ 25,818	$ (72,783)	$ 98,601	$ 184,809	$ (220,177)	$ 404,986

For the three months ended December 31, 2022, the fair value adjustment on derivative financial instruments and other liabilities changed by $98.6 million to a gain of $25.8 million compared to a loss of $72.8 million in the same period in the prior year. The fair value gain on derivative financial instruments in the fourth quarter was primarily driven by a $23.9 million gain on the exchange and redemption options associated with the preferred units issued by Tricon PIPE LLC. A decrease in Tricon's share price, on a USD-converted basis, served to reduce the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon common shares. In addition, there was an increase in value on the Company's interest rate caps of $1.9 million (2021 – nil) attributable to increases in the underlying benchmark interest rates.

Included in the fair value loss for the three months ended December 31, 2021 was the fair value loss on the derivatives associated with the preferred units of Tricon PIPE LLC and the 2022 convertible debentures. As noted above, the 2022 convertible debentures were redeemed in full in September 2021.

For the twelve months ended December 31, 2022, the fair value gain on derivative financial instruments and other liabilities increased by $405.0 million to $184.8 million compared to a $220.2 million loss in the same period in the prior year, for the same reasons discussed above.

Net change in fair value of limited partners' interests in single-family rental business

Limited partner ownership interests in the Company's single-family rental joint ventures, "SFR JV-1", "SFR JV-HD" and "SFR JV-2", are in the form of non-controlling limited partnership interests which are classified as liabilities under the provisions of IFRS. The following table presents the net change in fair value of limited partners' interests in the single-family rental business for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance
Net change in fair value of limited partners' interests in single-family rental business	$ (50,828)	$ (43,519)	$ (7,309)	$ (297,381)	$ (185,921)	$ (111,460)

For the three months ended December 31, 2022, the change in fair value of limited partners' interests in the single-family rental business was $50.8 million compared to $43.5 million for the same period in the prior year, representing an increase in non-controlling limited partners' interests of $7.3 million. This increase primarily reflects additional income earned from SFR JV-1 and SFR JV-2 during the period that is attributable to the Company's joint venture partners. The higher income was driven by a $9.6 million increase in the limited partners' share of the fair value gain on rental properties and a $24.9 million increase in NOI, which were partially offset by a $27.2 million increase in interest and other expenses.

For the twelve months ended December 31, 2022, the change in fair value of limited partners' interests in the single-family rental business was $297.4 million compared to $185.9 million for the same period in the prior year, representing an increase of $111.5 million. The factors driving this change are consistent with those discussed above.

48 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

Income tax recovery (expense) from continuing operations

The following table provides details regarding income tax recovery (expense) from continuing operations for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2022	Three months 2021[1]	Three months Variance	Twelve months 2022	Twelve months 2021[1]	Twelve months Variance
Income tax recovery (expense) – current	$ 5,665	$ (615)	$ 6,280	$ 33,959	$ 43,427	$ (9,468)
Income tax expense – deferred[1]	(5,601)	(38,161)	32,560	(189,179)	(219,137)	29,958
Income tax recovery (expense) from continuing operations	**$ 64**	**$ (38,776)**	**$ 38,840**	**$ (155,220)**	**$ (175,710)**	**$ 20,490**

(1) Deferred income tax expense for the three and twelve months ended December 31, 2021 has been adjusted to conform with the current period presentation as a result of the reclassification of current- and prior-year results of the U.S. multi-family rental investment as discontinued operations separate from the Company's continued operations in accordance with IFRS 5.

For the three months ended December 31, 2022, income tax recovery from continuing operations was $0.1 million, compared to $38.8 million of income tax expense in the same period in the prior year. This variance was primarily driven by significantly higher fair value gains recognized on single-family rental properties in the comparative period, which led to a much higher deferred income tax expense. The Company also recognized a tax recovery in the current quarter through the Company's utilization tax losses carried forward from prior years, together with other achieved tax efficiencies.

For the twelve months ended December 31, 2022, income tax expense from continuing operations was $155.2 million, a decrease of $20.5 million compared to $175.7 million in the prior year, driven by the decrease in the deferred tax expense. The Company's deferred tax is comprised of (i) future tax on the fair value gain on the single-family rental properties and (ii) the crystallization of tax losses carried forward from past years, which were previously recorded as deferred tax recoveries. The Company's fair value gains from the single-family rental properties have decreased year-over-year which led to a reduction in the deferred tax expense associated with the gain. A decrease in current tax recovery was also a contributing factor to the overall decrease in the tax expense. The Company recognized a significantly higher tax recovery in 2021 as a result of utilization of tax losses to largely offset cash taxes triggered by the sale of the Company's 80% interest in the U.S. multi-family rental portfolio to two global investors, hence there was a larger recovery in the prior year.

Net income (loss) from discontinued operations

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2022	Three months 2021[1]	Three months Variance	Twelve months 2022	Twelve months 2021[1]	Twelve months Variance
Tricon's share of net income from U.S. multi-family rental properties	$ 705	$ 31,883	$ (31,178)	$ 38,594	$ 73,078	$ (34,484)
Loss on sale	(856)	–	(856)	(856)	–	(856)
Loss before income taxes from discontinued operations previously recorded[2]	–	–	–	–	(77,224)	77,224
Income tax recovery (expense) – current	1,980	–	1,980	(43,114)	(46,502)	3,388
Income tax recovery (expense) – deferred	–	(15,346)	15,346	40,482	40,818	(336)
Net income (loss) from discontinued operations	**$ 1,829**	**$ 16,537**	**$ (14,708)**	**$ 35,106**	**$ (9,830)**	**$ 44,936**

(1) Comparative figures for the three and twelve months ended December 31, 2021 have been adjusted to conform with the current period presentation as a result of the reclassification of current- and prior-year results of the U.S. multi-family rental investment as discontinued operations separate from the Company's continued operations in accordance with IFRS 5.

(2) The loss before income taxes from discontinued operations is attributable to the initial syndication of 80% of Tricon US Multi-Family REIT LLC on March 31, 2021.

On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio for total proceeds of $219.4 million (which excludes performance fees received in connection with the transaction), which resulted in a loss on sale of $0.9 million, net of transaction costs. This transaction resulted in a net tax expense of $2.6 million for the year, achieved through the reversal of deferred tax liability associated with the portfolio that largely offset the cash taxes arising from the sale.

49 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 50 2022 ANNUAL REPORT TRICON RESIDENTIAL 3.2 Review of selected balance sheet items As at (in thousands of U.S. dollars) December 31, 2022 December 31, 2021 ASSETS Non-current assets Rental properties $ 11,445,659 $ 7,978,396 Equity-accounted investments in multi-family rental properties 20,769 199,285 Equity-accounted investments in Canadian residential developments 106,538 98,675 Canadian development properties 136,413 133,250 Investments in U.S. residential developments 138,369 143,153 Restricted cash 117,300 123,329 Goodwill 29,726 29,726 Deferred income tax assets 75,062 96,945 Intangible assets 7,093 9,324 Other assets 96,852 84,749 Derivative financial instruments 10,358 363 Total non-current assets 12,184,139 8,897,195 Current assets Cash 204,303 176,894 Amounts receivable 24,984 41,582 Prepaid expenses and deposits 37,520 32,946 Total current assets 266,807 251,422 Total assets $ 12,450,946 $ 9,148,617 LIABILITIES Non-current liabilities Long-term debt $ 4,971,049 $ 3,662,628 Due to Affiliate 256,824 256,362 Derivative financial instruments 51,158 230,305 Deferred income tax liabilities 591,713 461,689 Limited partners’ interests in single-family rental business 1,696,872 947,452 Long-term incentive plan 25,244 21,431 Performance fees liability 39,893 48,358 Other liabilities 30,035 28,958 Total non-current liabilities 7,662,788 5,657,183 Current liabilities Amounts payable and accrued liabilities 138,273 102,954 Resident security deposits 79,864 56,785 Dividends payable 15,861 15,821 Current portion of long-term debt 757,135 254,805 Total current liabilities 991,133 430,365 Total liabilities 8,653,921 6,087,548 Equity Share capital 2,124,618 2,114,783 Contributed surplus 21,354 22,790 Cumulative translation adjustment 6,209 22,842 Retained earnings 1,638,068 893,379 Total shareholders’ equity 3,790,249 3,053,794 Non-controlling interest 6,776 7,275 Total equity 3,797,025 3,061,069 Total liabilities and equity $ 12,450,946 $ 9,148,617

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 51 2022 ANNUAL REPORT TRICON RESIDENTIAL Rental properties The table below presents the changes in the fair value of rental properties by business segment for the years ended December 31, 2022 and 2021. (in thousands of U.S. dollars) December 31, 2022 December 31, 2021 Opening balance $ 7,978,396 $ 6,321,918 Acquisitions 2,362,185 1,835,235 Capital expenditures 326,460 198,602 Fair value adjustments 858,987 990,575 Dispositions (80,369) (1,367,934) Balance, end of year $ 11,445,659 $ 7,978,396 Rental properties increased by $3.4 billion to $11.4 billion as at December 31, 2022, from $8.0 billion as at December 31, 2021. The increase was driven by: • Acquisition of 7,227 single-family rental homes for $2.4 billion, partially offset by the disposition of 273 properties with an aggregate carrying value of $80.4 million. • Capital expenditures of $326.5 million, of which $242.6 million was attributable to the first time renovation of recently acquired single-family homes, and the remainder to the maintenance and improvement of homes across the existing single-family rental portfolio. • Fair value gain of $859.0 million on the single-family rental portfolio, driven by strong demand for single-family homes, as previously discussed, combined with limited new and resale housing supply in the Company’s Sun Belt markets that contributed to significant home price appreciation in the first half of the year. Home price appreciation decelerated in the latter half of 2022 as a result of rising interest rates and uncertain economic conditions, and is expected to further moderate in the near term. Equity-accounted investments in multi-family rental properties As at December 31, 2021, the Company’s equity-accounted investments in multi-family rental properties included a 20% interest in the U.S. multi-family rental joint venture as well as a 15% investment in The Selby. During the year, the Company completed the sale of its interest in the U.S. multi-family joint venture. The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the years ended December 31, 2022 and December 31, 2021. (in thousands of U.S. dollars) December 31, 2022 December 31, 2021 Opening balance $ 199,285 $ 19,913 Initial recognition of equity-accounted investment in U.S. multi-family rental properties – 107,895 Advances – 453 Distributions (3,824) (4,428) Income from equity-accounted investments in multi-family rental properties(1) 40,144 75,333 Disposition of equity-accounted investment in U.S. multi-family rental properties (213,493) – Translation adjustment (1,343) 119 Balance, end of year $ 20,769 $ 199,285 (1) Of the $40,144 income from equity-accounted investments earned during the year, $38,594 was attributable to U.S. multi-family rental properties and reclassified as income from discontinued operations (see Sections 3.1 and 3.3). Equity-accounted investments in multi-family rental properties decreased by $178.5 million to $20.8 million as at December 31, 2022 compared to $199.3 million as at December 31, 2021. The decrease was primarily attributable to the disposition of the equity-accounted investment in U.S. multi-family rental properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

Canadian development properties

The table below presents the change in Canadian development properties, which are comprised of The James (Scrivener Square) and The Shops of Summerhill, for the years ended December 31, 2022 and 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Opening balance	$ 133,250	$ 110,018
Development expenditures	12,686	12,748
Fair value adjustments	(440)	10,098
Translation adjustment	(9,083)	386
Balance, end of year	**$ 136,413**	**$ 133,250**

Canadian development properties increased by $3.2 million to $136.4 million as at December 31, 2022 compared to $133.3 million as at December 31, 2021. The increase was primarily driven by $12.7 million of development expenditures attributable to the ongoing construction of The James, partially offset by an unfavorable foreign exchange translation adjustment of $9.1 million resulting from the weaker Canadian dollar, and an unfavorable fair value adjustment of $0.4 million for The Shops of Summerhill reflecting a weaker outlook for retail net operating income.

Investments in U.S. residential developments

The table below presents the change in investments in U.S. residential developments for the years ended December 31, 2022 and 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Opening balance	$ 143,153	$ 164,842
Advances	15,655	6,706
Distributions	(37,336)	(55,744)
Derecognition of investment in U.S. residential developments	–	(4,377)
Income from investments in U.S. residential developments	16,897	31,726
Balance, end of year	**$ 138,369**	**$ 143,153**

Investments in U.S. residential developments decreased by $4.8 million to $138.4 million as at December 31, 2022 compared to $143.2 million as at December 31, 2021. The decrease was primarily driven by distributions of $37.3 million from maturing assets within the legacy for-sale housing portfolio. This decrease was partially offset by advances of $15.7 million made to the Company's build-to-rent Investment Vehicles as communities within these vehicles continue through their early stages of development, and investment income of $16.9 million generated from steady for-sale housing performance throughout the year from remaining projects.

Equity-accounted investments in Canadian residential developments

The table below presents the change in equity-accounted investments in Canadian residential developments for the years ended December 31, 2022 and 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Opening balance	$ 98,675	$ 74,955
Advances	13,360	30,089
Distributions	(10,212)	(14,772)
Income from equity-accounted investments in Canadian residential developments	11,198	8,200
Translation adjustment	(6,483)	203
Balance, end of year	**$ 106,538**	**$ 98,675**

Equity-accounted investments in Canadian residential developments increased by $7.9 million to $106.5 million as at December 31, 2022 compared to $98.7 million as at December 31, 2021. The increase was primarily attributable to (i) advances of $13.4 million to finance the acquisition of the Symington development project, (ii) development activities across the portfolio, and (iii) income of $11.2 million driven by fair value gains. This increase was partially offset by distributions of $10.2 million received from the Company's divestiture of two-thirds of its original 30% ownership in Queen & Ontario to its institutional partner and an unfavorable foreign exchange translation adjustment of $6.5 million.

52 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

Debt

The following table summarizes the consolidated net debt position of the Company.

As at (in thousands of U.S. dollars)	December 31, 2022	December 31, 2021	Variance
Single-family rental properties borrowings	$ 5,744,425	$ 3,906,482	$ 1,837,943
Canadian development properties borrowings	21,095	34,207	(13,112)
Corporate borrowings	12,717	13,962	(1,245)
	$ 5,778,237	**$ 3,954,651**	**$ 1,823,586**
Transaction costs (net of amortization)	(49,404)	(36,123)	(13,281)
Debt discount (net of amortization)	(649)	(1,095)	446
Total debt per balance sheet[1]	**$ 5,728,184**	**$ 3,917,433**	**$ 1,810,751**
Cash and restricted cash	(321,603)	(300,223)	(21,380)
Net debt[2]	**$ 5,406,581**	**$ 3,617,210**	**$ 1,789,371**

(1) Excludes Due to Affiliate.
(2) Non-IFRS measure; see "Non-IFRS measures" on page 25 and Section 6.

Net debt increased by $1.8 billion to $5.4 billion as at December 31, 2022, from $3.6 billion as at December 31, 2021. The variance was primarily attributable to:

- An increase of $1.8 billion in single-family rental properties borrowings driven by incremental net debt borrowed to finance the acquisition of 7,227 homes.
- An increase in cash and restricted cash of $21.4 million, partially offsetting the net debt balance, driven by an increase in restricted cash reserved for the upcoming property tax expenses for the single-family rental properties that are due in January 2023.
- A partially offsetting decrease of $13.1 million in Canadian development properties borrowings, primarily attributable to the full repayment of a land loan during the year, partially offset by incremental borrowings on The James (Scrivener Square) construction facility and the refinancing of The Shops of Summerhill mortgage.

The weighted average interest rate applicable to debt owed by the Company as at December 31, 2022 was 3.49%. The following table summarizes the debt structure and leverage position as at December 31, 2022:

(in thousands of U.S. dollars) Debt structure	Balance	% of total	Weighted average interest rate[1]	Weighted average time to maturity (years)
Fixed	$ 3,743,764	64.8%	3.20%	3.72
Floating	2,034,473	35.2%	4.04%	2.32
Total/Weighted average	**$ 5,778,237**	**100.0%**	**3.49%**	**3.23**

(1) The weighted average effective interest rates as shown in the table above were based on average debt balances for the year ended December 31, 2022. The weighted average effective interest rates based on consolidated outstanding debt balances as at December 31, 2022 were 3.43% and 4.30% for fixed-rate debt and floating-rate debt, respectively.

During the fourth quarter of 2022, the Company engaged in the following financing activities.

- On October 7, 2022, SFR JV-2 entered into a new term loan facility with a total commitment of $500,000, a term to maturity of three years and two one-year extension options, subject to lender approval. The loan carries a floating interest rate of one-month Secured Overnight Financing Rate ("SOFR") plus 2.10% (subject to a SOFR cap of 4.55%). The initial loan proceeds were primarily used to pay down existing short-term SFR JV-2 debt and to fund the acquisition of rental homes.
- On October 27, 2022, the Company refinanced The Shops of Summerhill mortgage by entering into a new facility with a total commitment of $16.0 million (C$21.8 million) and a term to maturity of three years. The loan carries a fixed interest rate of 5.58% and is secured by The Shops of Summerhill property. The Company used the loan proceeds to pay off the existing facility and repatriated $5.1 million (C$6.8 million) of excess proceeds.
- On December 9, 2022, the Company amended the corporate credit facility agreement to incorporate ESG targets and convert it to a Sustainability-linked Loan. The applicable margin on the facility is subject to a sustainability pricing adjustment, which can increase or decrease by up to 5 bps per annum, depending on the Company's performance on the sustainability performance benchmarks.

53 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 54 2022 ANNUAL REPORT TRICON RESIDENTIAL As at December 31, 2022, Tricon’s near-term debt maturities included two subscription facilities of $536.0 million and a term loan of $220.5 million pertaining to Tricon’s single-family rental portfolio. The Company intends to exercise available options to extend the applicable maturity dates of these facilities, subject to lender approval, prior to their maturities in the second to fourth quarters of 2023. Tricon’s debt maturities as at December 31, 2022 are presented below, assuming the exercise of all extension options. $500 $1,000 $1,500 $2,000 (in millions of U.S. dollars) DEBT MATURITY ANALYSIS* 1,573 2028 2026 20272024 2025 1,592 2023 757 956 542 Single-family rental borrowings Canadian development properties borrowings Corporate borrowings 358 *Reflects the maturity dates after all extensions have been exercised. The Company is currently in active discussions with lenders to exercise extension options on all maturing loans. 3.3 Subsequent events Quarterly dividend On February 28, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after April 15, 2023 to shareholders of record on March 31, 2023.

4. Operating Results of Businesses ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS OUR PERFORMANCE OUR TECHNOLOGY

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 56 2022 ANNUAL REPORT TRICON RESIDENTIAL 4.1 Single-Family Rental 4. OPERATING RESULTS OF BUSINESSES Management believes that information concerning the underlying activities within each of the Company’s operating businesses is useful for investors in understanding the Company’s overall performance, and this section presents key operating highlights for the quarter and for the year on a business-by-business basis. Management monitors the underlying activities within those businesses using non-IFRS measures and Key Performance Indicators (“KPIs”). A list of these measures and KPIs, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6. The supplemental measures presented herein are not recognized under IFRS and should not be construed as alternatives to net income determined in accordance with IFRS as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities. The financial results and performance metrics in Section 4 and where indicated throughout this document reflect Tricon’s proportionate results, unless otherwise stated, as described in Section 6. Refer to “Non-IFRS measures” on page 25 and to Appendix A for IFRS reconciliations of financial information. The number of rental homes, properties or units quoted in Section 4 are presented in aggregate. 4.1 Single-Family Rental Business update The Company’s single-family rental business continued to benefit from favorable demographic shifts driven by new household formation as well as population, job and wage growth in U.S. Sun Belt markets. Meanwhile, an imbalance continues to persist between the demand for affordable single-family homes, both for homebuyers and renters, and the supply of new construction. This imbalance, coupled with inflationary cost pressures and higher mortgage rates, has made homeownership less attainable and increased demand for rental homes. Tricon’s relatively affordable single-family rental homes provide a much-needed alternative for those seeking the benefits of a home without the added cost of ownership. These dynamics contributed to the Company’s continued strong operating performance, including record-low same home resident turnover of 12.2%, same home occupancy of 98.0% and same home blended rent growth of 7.4% during the quarter (comprised of 11.5% growth on new move-ins as well as 6.8% growth on renewals). The demand for Tricon’s rental homes (as measured by leads per available home) remains stronger than pre-pandemic levels; however, the rent growth on new move-ins has decelerated as a result of seasonal factors (which disappeared during the pandemic) and an increased supply of rental homes in Tricon’s markets. We believe this is partly attributable to higher mortgage rates that have caused mom-and-pop investors or flippers to convert would-be for-sale homes into rentals. The Company continues to balance strong market rate appreciation and its embedded portfolio loss-to-lease with its continued efforts to self-govern and moderate rent growth for existing residents as a key component of its Single-Family Resident Bill of Rights and ESG strategy. Hurricane Ian update On September 28, 2022, Hurricane Ian made landfall as a Category 4 hurricane in southwest Florida and impacted approximately 920 of Tricon’s single-family rental homes across the Tampa, Orlando and Jacksonville markets. Tricon responded swiftly to the impact of the hurricane by mobilizing field personnel to assess property conditions and complete repairs, while remaining focused on employees’ and residents’ safety and well-being. Assessments completed to date came in lower than previously estimated at approximately $1.9 million of repair costs, of which $0.2 million is expected to be covered by insurance. Tricon’s rental properties are insured under property and casualty insurance policies, subject to certain deductibles and limits. Acquisitions update The Company acquired 815 homes during the quarter at an average cost of $331,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $270 million (of which Tricon’s proportionate share was approximately $84 million). The average acquisition cost per home of $331,000 decreased by 6.0% sequentially from $352,000 in Q3 2022, and 1.2% year-over-year from $335,000 in Q4 2021, as home prices have moderated recently amidst rising mortgage rates and increased economic uncertainty. Management believes there is currently a dislocation in the capital markets whereby the high cost of financing has negatively impacted investment returns on most acquisitions. As a result, Tricon has elected to further reduce its pace of acquisitions and expects to acquire approximately 400 homes in the first quarter of 2023, and to potentially slow acquisitions for the remainder of 2023 (see “Forward-looking statements” on page 25). For the year ended December 31, 2022, the Company acquired 7,227 homes at an average cost of $352,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $2.5 billion (of which Tricon’s proportionate share was approximately $773 million).

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

4.1 Single-Family Rental

Operating results – proportionate total portfolio

For the periods ended December 31 (in U.S. dollars)	Three months 2022	Three months 2021	Three months Variance	Twelve months 2022	Twelve months 2021	Twelve months Variance
Operating metrics[1]						
Tricon wholly-owned rental homes	14,735	15,156	(421)	14,735	15,156	(421)
SFR JV homes	21,173	13,993	7,180	21,173	13,993	7,180
Rental homes	35,908	29,149	6,759	35,908	29,149	6,759
Occupancy	94.2%	94.0%	0.2%	93.8%	94.0%	(0.2%)
Average monthly rent	$ 1,741	$ 1,591	$ 150	$ 1,688	$ 1,529	$ 159

(1) The operating metrics reflect Tricon's proportionate share of the total portfolio, other than the number of rental homes which is presented in aggregate. The occupancy and average monthly rent are KPIs and are defined in Section 6.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2022	Three months 2021	Three months Variance	Three months % Variance	Twelve months 2022	Twelve months 2021	Twelve months Variance	Twelve months % Variance
Rental revenue[1]	$ 103,096	$ 84,470	$ 18,626	22.1%	$ 386,770	$ 319,442	$ 67,328	21.1%
Other revenue[1],[2]	4,682	4,641	41	0.9%	20,457	15,463	4,994	32.3%
Total revenue from rental properties	**107,778**	**89,111**	**18,667**	**20.9%**	**407,227**	**334,905**	**72,322**	**21.6%**
Property taxes	16,350	13,096	3,254	24.8%	63,366	50,477	12,889	25.5%
Repairs and maintenance	4,659	4,794	(135)	(2.8%)	19,644	18,025	1,619	9.0%
Turnover[2]	891	1,810	(919)	(50.8%)	4,293	7,084	(2,791)	(39.4%)
Property management expenses	6,934	5,809	1,125	19.4%	25,986	21,848	4,138	18.9%
Property insurance	1,315	1,284	31	2.4%	5,220	4,905	315	6.4%
Marketing and leasing	300	260	40	15.4%	1,201	996	205	20.6%
Homeowners' association (HOA) costs	2,002	1,203	799	66.4%	5,881	4,592	1,289	28.1%
Other direct expenses	1,583	1,501	82	5.5%	6,093	5,323	770	14.5%
Total direct operating expenses	**34,034**	**29,757**	**4,277**	**14.4%**	**131,684**	**113,250**	**18,434**	**16.3%**
Net operating income (NOI)[3]	**$ 73,744**	**$ 59,354**	**$ 14,390**	**24.2%**	**$ 275,543**	**$ 221,655**	**$ 53,888**	**24.3%**
Net operating income (NOI) margin[3]	**68.4%**	**66.6%**			**67.7%**	**66.2%**		

(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents' accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.

(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $819 and $3,294 for the three and twelve months ended December 31, 2021, respectively, which were previously recorded as a reduction in turnover expense, have been reclassified to other revenue.

(3) Non-IFRS measures; see "Non-IFRS measures" on page 25, Section 6 and Appendix A.

Total portfolio NOI increased by $14.4 million or 24.2% to $73.7 million in the fourth quarter of 2022 compared to $59.4 million in the fourth quarter of 2021, as revenue expansion outpaced expense growth.

Rental revenue increased by $18.6 million or 22.1% during the quarter, driven primarily by a 9.4% increase in the average monthly rent ($1,741 in Q4 2022 vs. $1,591 in Q4 2021) and 8.9% portfolio growth (Tricon's proportionate share of rental homes was 21,464 in Q4 2022 compared to 19,707 in Q4 2021).

Direct operating expenses increased by $4.3 million or 14.4% during the quarter, reflecting incremental costs incurred on a larger portfolio of homes, higher property taxes attributable to home price appreciation and increased property management costs reflecting a tighter labor market. These increases were partially offset by a decrease in turnover expense attributable to a lower turnover rate.

57 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

4.1 Single-Family Rental

Operating results – proportionate same home portfolio

The same home portfolio includes homes that have been stabilized since September 30, 2020 as per the NAREIT guidelines (see Section 6).

For the same home portfolio, blended rent growth for the quarter was 7.4% (including 11.5% on new leases and 6.8% on renewals), accompanied by a 0.2% increase in occupancy to 98.0% from 97.8% recorded in the same period in 2021. While management expects rent growth to decelerate over time, the continued supply-demand imbalance, along with embedded portfolio loss-to-lease (estimated by management to be approximately 15% of market rents), is expected to drive healthy rent growth for the next few quarters (see "Forward-looking statements" on page 25). The Company's continued focus on resident retention has been essential in achieving record-low annualized turnover of 12.2% compared to 15.3% in the same period of the prior year, notwithstanding typically low turnover during the holiday period. These KPIs are defined in Section 6.

For the periods ended December 31	Three months			Twelve months		
(in U.S. dollars)	2022	2021	Variance	2022	2021	Variance
Operating metrics – same home[1]						
Tricon wholly-owned rental homes	13,681	13,681	–	13,681	13,681	–
SFR JV homes	5,687	5,687	–	5,687	5,687	–
Rental homes	19,368	19,368	–	19,368	19,368	–
Occupancy	98.0%	97.8%	0.2%	98.1%	97.6%	0.5%
Annualized turnover rate	12.2%	15.3%	(3.1%)	15.0%	20.6%	(5.6%)
Average monthly rent	$ 1,680	$ 1,560	$ 120	$ 1,636	$ 1,519	$ 117
Average rent growth – renewal	6.8%	5.7%	1.1%	6.5%	4.9%	1.6%
Average rent growth – new move-in	11.5%	18.6%	(7.1%)	16.8%	17.0%	(0.2%)
Average rent growth – blended	7.4%	8.9%	(1.5%)	8.2%	8.3%	(0.1%)

(1) The operating metrics reflect Tricon's proportionate share of the same home portfolio, other than the total number of homes comprising the same home portfolio which is presented in aggregate.

For the three months ended December 31 (in thousands of U.S. dollars)	2022	% of revenue	2021	% of revenue	Variance	% Variance
Rental revenue[1]	$ 75,624		$ 69,916		$ 5,708	8.2%
Other revenue[1]	2,887		3,531		(644)	(18.2%)
Total revenue from rental properties	**$ 78,511**	**100.0%**	**$ 73,447**	**100.0%**	**$ 5,064**	**6.9%**
Property taxes	11,901	15.2%	10,747	14.6%	1,154	10.7%
Repairs and maintenance	3,547	4.5%	4,012	5.5%	(465)	(11.6%)
Turnover	547	0.7%	1,684	2.3%	(1,137)	(67.5%)
Property management expenses	4,238	5.4%	3,911	5.3%	327	8.4%
Property insurance	1,019	1.3%	1,009	1.4%	10	1.0%
Marketing and leasing	94	0.1%	115	0.2%	(21)	(18.3%)
Homeowners' association (HOA) costs	1,386	1.8%	951	1.3%	435	45.7%
Other direct expenses	963	1.2%	1,070	1.5%	(107)	(10.0%)
Total direct operating expenses	**23,695**		**23,499**		**196**	**0.8%**
Net operating income (NOI)[2]	**$ 54,816**		**$ 49,948**		**$ 4,868**	**9.7%**
Net operating income (NOI) margin[2]	**69.8%**		**68.0%**			

(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents' accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.

(2) Non-IFRS measures; see "Non-IFRS measures" on page 25, Section 6 and Appendix A.

58 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

4.1 Single-Family Rental

For the twelve months ended December 31 (in thousands of U.S. dollars)	2022	% of revenue	2021	% of revenue	Variance	% Variance
Rental revenue[1]	$ 294,741		$ 271,537		$ 23,204	8.5%
Other revenue[1]	12,905		12,458		447	3.6%
Total revenue from rental properties	**$ 307,646**	**100.0%**	**$ 283,995**	**100.0%**	**$ 23,651**	**8.3%**
Property taxes	48,441	15.7%	42,720	15.0%	5,721	13.4%
Repairs and maintenance	15,424	5.0%	15,536	5.5%	(112)	(0.7%)
Turnover	3,087	1.0%	6,586	2.3%	(3,499)	(53.1%)
Property management expenses	17,034	5.5%	15,642	5.5%	1,392	8.9%
Property insurance	4,055	1.3%	3,956	1.4%	99	2.5%
Marketing and leasing	408	0.1%	635	0.2%	(227)	(35.7%)
Homeowners' association (HOA) costs	4,165	1.4%	3,772	1.3%	393	10.4%
Other direct expenses	3,849	1.3%	3,835	1.4%	14	0.4%
Total direct operating expenses	**96,463**		**92,682**		**3,781**	**4.1%**
Net operating income (NOI)[2]	**$ 211,183**		**$ 191,313**		**$ 19,870**	**10.4%**
Net operating income (NOI) margin[2]	**68.6%**		**67.4%**			

(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents' accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.

(2) Non-IFRS measures; see "Non-IFRS measures" on page 25, Section 6 and Appendix A.

Total revenue for the same home portfolio increased by $5.1 million or 6.9% to $78.5 million in the fourth quarter of 2022 compared to $73.4 million for the same period in the prior year. This favorable change was primarily attributable to the following:

- **Rental revenue** – Rental revenue was $75.6 million compared to $69.9 million in the comparative period, representing an increase of 8.2%. This favorable variance was primarily attributable to an increase of 7.7% in the average monthly rent per occupied home ($1,680 in Q4 2022 compared to $1,560 in Q4 2021), as well as a 0.2% increase in occupancy from 97.8% to 98.0%.
- **Other revenue** – Other revenue was $2.9 million compared to $3.5 million in the fourth quarter of 2021, a decrease of 18.2%. This was attributable to the record-low turnover rate of 12.2% (compared to 15.3% in Q4 2021), which resulted in lower leasing fee income and resident recoveries. In addition, decreased delinquency and improved collection efforts have led to a reduction in late fee income. This overall decrease in other fee income was partially offset by higher fees earned from smart-home offerings, providing residents with keyless access, smart thermostats, and a suite of in-home sensors (approximately 49% of same home properties or 9,413 homes were smart-home enabled in the current quarter compared to 38% or 7,399 homes in the same period in the prior year).

Same home operating expenses increased by $0.2 million or 0.8% to $23.7 million in the fourth quarter of 2022 from $23.5 million during the same period in 2021. The variance is largely attributable to the following:

- **Property taxes** – Property taxes were $11.9 million compared to $10.7 million in the prior-year period, an increase of 10.7%, reflecting significant year-over-year home price appreciation. The current period's tax accrual was trued up based on the final tax assessments received in most markets, resulting in a 13.4% year-over-year increase for the full year. Tricon continues to work with a property tax consultant to monitor tax assessments and appeal them where appropriate.
- **Repairs and maintenance** – Repairs and maintenance expense was $3.5 million compared to $4.0 million in the comparative period, a decrease of 11.6%. The Company has focused on cost management by refining and managing work scopes as well as undertaking a higher number of work orders in-house, both of which contributed to the overall expense reduction.
- **Turnover** – Turnover expense was $0.5 million compared to $1.7 million in the comparative period, a decrease of 67.5%. This favorable variance was attributable to the record-low annualized turnover rate of 12.2% (compared to 15.3% in Q4 2021), and increased capital improvement activities on turned homes given the longer resident tenure, which lowered the amount of expensed activities during the average turn. This trend may persist throughout 2023.
- **Property management expenses** – Property management expenses were $4.2 million compared to $3.9 million in the comparative period, an increase of 8.4%. This was reflective of higher costs driven by a tighter labor market and inflationary pressures.
- **Homeowners' association ("HOA") costs** – Homeowners' association costs were $1.4 million compared to $1.0 million in the comparative period, an increase of 45.7%. The rise in HOA expense was driven by growth in the size of the portfolio with more homes being situated in HOAs as well as increases in annual HOA premiums. A heightened level of rule enforcement by HOAs became more prevalent as the COVID-19 pandemic regulations eased, which also increased violation / penalty fees. This trend is expected to continue in the coming quarters.

Same home NOI increased by 9.7% to $54.8 million in the fourth quarter of 2022 compared to $49.9 million in the fourth quarter of 2021 as revenue growth outpaced expense growth. Concurrently, same home NOI margin increased to a record 69.8% in the fourth quarter of 2022 compared to 68.0% in the same period in the prior year.

59 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

4.2.1 Multi-Family Rental

4.2 Adjacent residential businesses

4.2.1 Multi-Family Rental

On October 18, 2022, the Company successfully completed the sale of its remaining 20% interest in the U.S. multi-family rental portfolio for gross proceeds of $319.3 million including $99.9 million of performance fees (see Section 3.1). Accordingly, this section now includes one Class A high-rise property in downtown Toronto known as The Selby (note that nine other properties in downtown Toronto are currently under development or lease-up and are discussed in Section 4.2.2).

The Selby

Rental market conditions continued to be favorable in downtown Toronto in the fourth quarter of 2022, driven mainly by elevated mortgage rates that negatively impacted for-sale housing affordability along with a general scarcity of high-quality rental housing in the city. Occupancy at The Selby remained stable at 98.0%, supported by an improved annualized turnover rate of 24.0% which represents a 6.4% decline year-over-year. Blended rent growth continued at a healthy level of 11.4% reflecting a combination of higher market rents and the removal of substantial leasing concessions prevalent during the COVID-19 pandemic. Management expects that rent growth will moderate in the next few quarters, driven by the reduction of leases with pandemic-era rents and leasing incentives in place (see "Forward-looking statements" on page 25).

The Selby generated net operating income for the quarter of C$0.4 million, an increase of 26.1% compared to the same period in the prior year.

For the periods ended December 31	Three months			Twelve months		
(in Canadian dollars)	2022	2021	Variance	2022	2021	Variance
Number of properties	1	1	–	1	1	–
Number of units	500	500	–	500	500	–
Occupancy	98.0%	97.8%	0.2%	98.1%	90.6%	7.5%
Annualized turnover rate	24.0%	30.4%	(6.4%)	29.6%	34.0%	(4.4%)
Average monthly rent	$ 2,685	$ 2,405	$ 280	$ 2,558	$ 2,482	$ 76
Average rent growth – renewal	8.3%	4.6%	3.7%	15.3%	(3.3%)	18.6%
Average rent growth – new move-in	18.0%	7.4%	10.6%	17.7%	(15.7%)	33.4%
Average rent growth – blended	11.4%	5.6%	5.8%	16.2%	(10.0%)	26.2%

For the three months ended December 31 (in thousands of Canadian dollars, unless otherwise indicated)	2022	2021	Variance	% Variance
Total revenue from rental properties	$ 642	$ 553	$ 89	16.1%
Total direct operating expenses	227	224	3	1.3%
Net operating income (NOI)(1),(2)	**$ 415**	**$ 329**	**$ 86**	**26.1%**
Net operating income (NOI) margin(2)	**64.6%**	**59.5%**		
Net operating income (NOI)(1),(2)	**US$ 306**	**US$ 261**	**US$ 45**	**17.2%**

For the twelve months ended December 31 (in thousands of Canadian dollars, unless otherwise indicated)	2022	2021	Variance	% Variance
Total revenue from rental properties	$ 2,469	$ 2,015	$ 454	22.5%
Total direct operating expenses	914	905	9	1.0%
Net operating income (NOI)(1),(2)	**$ 1,555**	**$ 1,110**	**$ 445**	**40.1%**
Net operating income (NOI) margin(2)	**63.0%**	**55.1%**		
Net operating income (NOI)(1),(2)	**US$ 1,195**	**US$ 885**	**US$ 310**	**35.0%**

(1) All dollar amounts in this table represent Tricon's 15% share of the operating results.
(2) Non-IFRS measures; see "Non-IFRS measures" on page 25, Section 6 and Appendix A.

60 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

4.2.2 Residential Development

4.2.2 Residential Development

Tricon's residential development business segment currently includes (i) new Class A multi-family rental apartments in Canada that are in the development and construction stages and one income-producing property that is not yet stabilized, (ii) build-to-rent, dedicated single-family rental communities in the United States with the intention to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy investments in for-sale housing development projects predominantly in the United States.

As at (in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Canadian residential developments	$ 221,250	$ 204,129
U.S. residential developments	138,369	143,153
Net investments in residential developments	**$ 359,619**	**$ 347,282**
Net investments in residential developments as a % of total real estate assets	3%	4%

Canadian residential developments

The Company is one of the most active rental developers in downtown Toronto with eight projects totaling 4,280 units in pre-construction or under construction and one income-producing property (The Taylor) that is not yet stabilized as at December 31, 2022. The Taylor's attractive location, bold design and amenity-rich offerings have been well received by prospective renters, resulting in occupancy rates tracking ahead of budget. During its first quarter of operation, The Taylor reported 118 leases signed and achieved 41% lease-up, with average monthly rents of C$4.42 per square foot. Once lease-up stabilization occurs, The Taylor will transition from the residential development business segment to Tricon's multi-family rental business segment.

The Company's portfolio also includes an existing commercial property, The Shops of Summerhill, adjacent to The James development project.

As at December 31, 2022, the carrying value of Tricon's net assets in its Canadian multi-family development portfolio was $221.3 million. The following table summarizes the net assets by stage of development.

	December 31, 2022				December 31, 2021			
(in thousands of U.S. dollars)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets(2)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets(2)
Projects in pre-construction(3)	$ 17,968	$ (13,649)	$ 245	$ 4,564	$ 15,800	$ (13,553)	$ (24)	$ 2,223
Projects under construction(3)	301,836	(123,626)	(9,774)	168,436	270,056	(127,401)	4,743	147,398
Project in lease-up(4)	56,687	(28,910)	(1,145)	26,632	46,506	(19,741)	(1,305)	25,460
Stabilized commercial property(5)	35,586	(15,972)	2,004	21,618	39,401	(12,113)	1,755	29,043
Disposed project(6)	–	–	–	–	–	–	5	5
Total	**$ 412,077**	**$ (182,157)**	**$ (8,670)**	**$ 221,250**	**$ 371,763**	**$ (172,808)**	**$ 5,174**	**$ 204,129**
Equity-accounted investments in Canadian residential developments	$ 275,664	$ (161,153)	$ (7,973)	$ 106,538	$ 238,513	$ (138,609)	$ (1,229)	$ 98,675
Canadian development properties, net of debt	136,413	(21,004)	(697)	114,712	133,250	(34,199)	6,403	105,454
Total	**$ 412,077**	**$ (182,157)**	**$ (8,670)**	**$ 221,250**	**$ 371,763**	**$ (172,808)**	**$ 5,174**	**$ 204,129**

(1) Tricon's share of debt and lease obligations of $182,157 (December 31, 2021 – $172,808) consists of $148,694 of land and construction loans (net of deferred financing fees) and $33,463 of lease obligations under ground leases (December 31, 2021 – $135,906 and $36,902, respectively).

(2) Represents Tricon's share of development properties and other working capital items, net of debt and lease obligations.

(3) The Company started construction on the Queen & Ontario project in Q2 2022. Comparative figures have been reclassified to show the current status of the project as under construction.

(4) Includes The Taylor, which began generating rental income during Q4 2022 and has not yet stabilized. Comparative figures have been reclassified to show the current status of The Taylor as a project in lease-up.

(5) Represents The Shops of Summerhill, an adjacent commercial property to The James development project.

(6) On November 12, 2021, Tricon, along with its institutional partner, sold their combined 80% interest in the 7 Labatt partnership to the remaining joint venture partner. Tricon has no additional dispositions planned in the near term.

61 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

4.2.2 Residential Development

Projected units and timelines are estimated based on current project plans which are subject to change. Refer to page 25, "Forward-looking statements". Although the portfolio experienced pressures on construction timelines and costs associated with the current inflationary environment, the Company leveraged its strong trade relationships to minimize construction delays and reduce the impact of cost increases.


2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Q1 Q2 Q3 Q4
Projects in lease-up
The Taylor (57 Spadina)
286*
Projects under construction
West Don Lands – Block 8
770*
The Ivy (8 Gloucester)
231*
West Don Lands – Block 10
237*
West Don Lands – Blocks 3/4/7
855*
Queen & Ontario
795*
The James (Scrivener Square)
120*
Projects in pre-construction
Symington
332*
West Don Lands – Block 20
654*
Construction period
Initial occupancy
Construction timeline to be determined

*Represents number of projected rental units for each development project.

Investments in U.S. residential developments

The Company's U.S. residential developments include the development of dedicated single-family communities, and legacy investments in for-sale housing, including land development and homebuilding projects.

Tricon develops single-family rental communities through its two joint venture partnerships with the Arizona State Retirement System ("ASRS") which have a total equity commitment of $950 million, including a $150 million co-investment from Tricon and $800 million from ASRS. As a follow-on to its first joint venture, THPAS JV-1, the Company closed its second joint venture, THPAS Development JV-2, with ASRS during the second quarter of this year. The total portfolio comprising both joint venture partnerships currently consists of 2,227 build-to-rent units under development across twelve communities in Texas, California and Nevada. Pursuant to its agreements with ASRS, Tricon will increase its ownership interest in the developed communities within THPAS Development JV-2 to 50% following their stabilization. These investments in single-family rental communities represent $19.4 million of Tricon's $138.4 million total U.S. residential development investments at fair value.

The Company's legacy for-sale housing investments are structured as self-liquidating investments with cash flows generated as land, lots or homes are sold to third-party buyers (typically large homebuilders or commercial developers in the case of land and end consumers for homebuilding). These investments represent $119.0 million of Tricon's $138.4 million total U.S. residential development investments at fair value.

In aggregate, the Company's U.S. residential development investments represent 1.1% of the Company's total assets but are expected to generate approximately $265.1 million of net cash flow to Tricon, with the majority anticipated over the next five years (see "Non-IFRS measures and forward-looking statements" on page 25).

During the fourth quarter of 2022, these assets generated $5.4 million of distributions to Tricon, and $47.7 million in 2022 ($58.7 million when including the cash received from the sale of Bryson MPC Holdings LLC to THPAS Development JV-2 LLC), including $10.4 million of performance fees.

(in thousands of U.S. dollars)	Advances to date	Distributions to date(1)	Tricon's fair value of investment	Projected distributions net of advances remaining(2)
Investments in U.S. residential developments	$ 542,427	$ 545,066	$ 138,369	$ 265,072

(1) Distributions include repayments of preferred return and capital.
(2) Projected distributions are based on current project plans which are subject to change. Refer to page 25, "Forward-looking statements".

The scheduled time frame for Tricon to receive the projected net distributions remaining, which is based on current project plans and subject to change (refer to page 25, "Forward-looking statements"), is as follows:

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total
Projected distributions net of advances remaining	$ 32,061	$ 141,548	$ 91,463	$ 265,072

62 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

4.3 Private Funds and Advisory

4.3 Private Funds and Advisory

Through its private funds and advisory ("PF&A") business, Tricon earns fees from managing third-party capital co-invested in its real estate assets. Activities of this business include providing asset management, property management and development management services. The Company intends to continue raising and managing third-party capital to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon's return on equity by earning asset management and other fees.

Performance overview

The following table provides details of revenue from private funds and advisory services for the three and twelve months ended December 31, 2022 and 2021, including inter-segment revenues eliminated upon consolidation.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months		
	2022	2021	Variance	2022	2021	Variance
Asset management fees[1]	$ 2,977	$ 3,386	$ (409)	$ 12,431	$ 12,719	$ (288)
Performance fees[2]	–	3,676	(3,676)	110,330	8,909	101,421
Development fees[3]	9,753	7,993	1,760	26,826	24,418	2,408
Property management fees[4]	2,090	2,623	(533)	10,501	4,647	5,854
Revenue from private funds and advisory services	**14,820**	**17,678**	**(2,858)**	**160,088**	**50,693**	**109,395**
Asset management fees[5]	2,492	2,547	(55)	10,035	4,941	5,094
Property management fees[6]	3,618	5,437	(1,819)	21,938	11,841	10,097
Other fees[7]	–	–	–	–	989	(989)
Fees eliminated upon consolidation	**6,110**	**7,984**	**(1,874)**	**31,973**	**17,771**	**14,202**
Performance fees realized on sale of U.S. multi-family rental portfolio[2]	99,865	–	99,865	–	–	–
Total FFO[8] impact from fees	**$ 120,795**	**$ 25,662**	**$ 95,133**	**$ 192,061**	**$ 68,464**	**$ 123,597**

(1) Ranges typically from 0.5–2% of committed or invested capital throughout the lives of the Investment Vehicles under management.

(2) Calculated as approximately 20% (in most cases) of net cash flow after investors' capital has been returned, together with a pre-tax preferred return on capital of, typically, between 8% and 10%. Performance fees of $99.9 million were earned in the third quarter of 2022 in respect of the sale of the U.S. multi-family rental portfolio. As the transaction closed and cash was received during the fourth quarter, these performance fees are included in the Core FFO calculation for the three months ended December 31, 2022.

(3) Calculated as 2–5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4–5% of overall development costs of Canadian multi-family rental apartments.

(4) Includes 4–7.75% of rental revenue from multi-family rental properties, build-to-rent single-family homes and other ancillary fees.

(5) Asset management fees earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles; however, such fees are accounted for within Tricon's proportionate Core FFO.

(6) Property management fees (including acquisition fees calculated at 1% of pre-renovation costs and leasing fees) earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles. Such fees are accounted for within Tricon's proportionate Core FFO. The details of property management fees are as follows:

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months		
	2022	2021	Variance	2022	2021	Variance
Leasing fees	$ 2,557	$ 1,873	$ 684	$ 10,383	$ 5,171	$ 5,212
Acquisition fees	1,061	3,564	(2,503)	11,555	6,670	4,885
Property management fees	**$ 3,618**	**$ 5,437**	**$ (1,819)**	**$ 21,938**	**$ 11,841**	**$ 10,097**

(7) Includes preferred return earned by the Company from third-party limited partners upon the sale of a portfolio of single-family homes to a single-family joint venture.

(8) Non-IFRS measure; see "Non-IFRS measures" on page 25, Section 6 and Appendix A.

The following table provides details of the total FFO impact from private funds and advisory services:

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months		
	2022	2021	Variance	2022	2021	Variance
Asset management fees	$ 5,469	$ 5,933	$ (464)	$ 22,466	$ 17,660	$ 4,806
Performance fees	99,865	3,676	96,189	110,330	8,909	101,421
Development fees	9,753	7,993	1,760	26,826	24,418	2,408
Property management fees	5,708	8,060	(2,352)	32,439	16,488	15,951
Other fees	–	–	–	–	989	(989)
Total FFO impact from fees	**$ 120,795**	**$ 25,662**	**$ 95,133**	**$ 192,061**	**$ 68,464**	**$ 123,597**

63 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

4.3 Private Funds and Advisory

Asset management fees

Tricon earns asset management fee revenue on $2.5 billion of fee-bearing capital across its business segments. Asset management fee revenues for this quarter were $5.5 million compared to $5.9 million in the fourth quarter of 2021. The decrease was primarily driven by the sale of the U.S. multi-family rental portfolio which was completed on October 18, 2022. Accordingly, the fourth quarter asset management fees include a $0.1 million contribution from the U.S. multi-family rental portfolio as opposed to $0.5 million in the same period in the prior year. This decrease was partially offset by additional fees earned following the formation of the THPAS Development JV-2 joint venture in the second quarter of 2022.

Performance fees

There were no performance fee revenues recognized for the fourth quarter, compared to $3.7 million in the prior year comparative period. Performance fee revenue of $99.9 million was recognized upon the sale of the U.S. multi-family rental portfolio in the third quarter of 2022, while the cash was received in the fourth quarter of 2022. The Company earns performance fees once targeted returns are achieved by Investment Vehicles and records them only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return.

(in thousands of U.S. dollars)	1 to 2 years[1]	3 to 5 years	More than 5 years[2]	Total
Estimated future performance fees[3]	**$ 10,000**	**$ 138,000**	**$ 39,000**	**$ 187,000**

(1) The estimated future performance fees in the next 1 to 2 years have been updated to remove approximately $100 million from the disposition of the U.S. multi-family rental portfolio, which were received during the fourth quarter of 2022.

(2) In addition to the change in the near-term amounts described above, the remaining variance to these amounts have also been revised to reflect the estimated change in the future performance of the Company's other Investment Vehicles.

(3) Estimated future performance fees are calculated pursuant to current business plans, which involve estimating future cash flows from operations and eventual sale, less construction and development costs, to determine the quantum and timing of funding requirements and cash distributions for each Investment Vehicle. Such estimated future performance fees are discounted based on expected time horizons and risk (including the risks set out in the AIF and the risk that future performance does not align with assumptions noted under the heading "Forward-looking statements" on page 25), and presented above before the deduction of any amounts paid to employees under the LTIP and performance fee expense to unitholders of the participation arrangements. Forward-looking information; see page 25.

Development fees

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance
The Johnson Companies ("Johnson")	$ 8,319	$ 6,823	$ 1,496	$ 21,248	$ 18,653	$ 2,595
Tricon Development Group ("TDG")	1,434	1,170	264	5,578	5,765	(187)
Development fees	**$ 9,753**	**$ 7,993**	**$ 1,760**	**$ 26,826**	**$ 24,418**	**$ 2,408**

Development fee revenues in the fourth quarter increased by $1.8 million, including a $1.5 million contribution from Johnson driven by a large bulk sale of commercial lands and meaningfully higher lot prices. Development fees from Canadian residential development projects also increased by $0.3 million as development of the Symington project commenced in the first quarter of 2022.

Property management fees

The Company earned $5.7 million in property management fees in the quarter through its rental operating platform, representing a $2.4 million decrease from the comparative period. This decrease was driven primarily by a $2.5 million reduction in acquisition fees as a result of fewer acquisitions of SFR homes, as well as lower property management fees following the divestiture of Tricon's interest in the U.S. multi-family rental portfolio which occurred on October 18, 2022. This was partly offset by higher leasing fees from managing a larger portfolio of SFR homes.

Corporate overhead efficiency

Fees earned from managing third-party capital allow Tricon to improve operating efficiency and offset corporate overhead expenses. The following table provides details of the Company's net overhead expenses for the three and twelve months ended December 31, 2022 and 2021:

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance
Total FFO impact from fees (excluding performance fees)	$ 20,930	$ 21,986	$ (1,056)	$ 81,731	$ 58,566	$ 23,165
Salaries and benefits	(14,106)	(13,412)	(694)	(55,040)	(43,630)	(11,410)
Cash-based AIP expense	(3,990)	(5,038)	1,048	(20,307)	(15,922)	(4,385)
General and administration expense in Core FFO[1]	(13,219)	(12,379)	(840)	(48,008)	(36,147)	(11,861)
Recurring gross overhead expenses	**$ (31,315)**	**$ (30,829)**	**$ (486)**	**$ (123,355)**	**$ (95,699)**	**$ (27,656)**
Overhead expenses, net[2]	**(10,385)**	**(8,843)**	**(1,542)**	**(41,624)**	**(37,133)**	**(4,491)**
Total FFO impact from fees (excluding performance fees) as a percentage of recurring gross overhead expenses	**67%**	**71%**	**(4%)**	**66%**	**61%**	**5%**

(1) See Appendix A for reconciliation to general and administration expense per the Company's consolidated financial statements.

(2) Overhead expenses for the three months ended December 31, 2022 were fully covered by fees when including performance fees.

64 2022 ANNUAL REPORT TRICON RESIDENTIAL

5. Liquidity and Capital Resources 6. Operational Key Performance Indicators 7. Accounting Estimates and Policies, Controls and Procedures, and Risk Analysis 8. Historical Financial Information ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS OUR PERFORMANCE OUR TECHNOLOGY

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

5. LIQUIDITY AND CAPITAL RESOURCES

5.1 Financial strategy

The Company seeks to maintain financial strength and flexibility by lowering its cost of debt and equity capital and minimizing interest rate fluctuations over the long term. Some key elements of Tricon's financing strategy are:

- Using various forms of debt such as fixed-rate or floating-rate bank financing and unsecured debentures with conversion features, and attempting to stagger the maturity of its obligations. The Company typically purchases interest rate caps to limit its exposure to variable interest rate increases.
- Using convertible or exchangeable securities where the principal can be redeemed by the issuance of common shares at the Company's option.
- Where appropriate, raising equity through the public or private markets in the U.S. and Canada to finance its growth and strengthen its financial position.

5.2 Liquidity

Tricon generates substantial liquidity through:

- Stable cash flow received from our single-family rental business.
- Cash distributions from operating cash flow generated by our multi-family rental businesses.
- Cash distributions from land, lot and home sales in our legacy for-sale housing business.
- Fee income from our PF&A business.
- Repatriation of capital extracted through refinancings.
- Cash distributions generated from the turnover of assets with shorter investment horizons.
- Syndicating investments to private investors and thereby extracting Tricon's invested capital.

To enable us to react to attractive acquisition or investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity consist of cash and a corporate credit facility.

Contractual obligations

The following table presents the contractual maturities of the Company's financial liabilities at December 31, 2022, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars) As at December 31, 2022	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Liabilities					
Debt[1]	$ 757,135	$ 1,949,405	$ 2,529,240	$ 542,457	$ 5,778,237
Other liabilities	–	10,370	8,620	15,534	34,524
Limited partners' interests in single-family rental business	–	–	851,416	845,456	1,696,872
Derivative financial instruments	–	–	–	51,158	51,158
Due to Affiliate	–	–	–	295,325	295,325
Amounts payable and accrued liabilities	138,273	–	–	–	138,273
Resident security deposits	79,864	–	–	–	79,864
Dividends payable	15,861	–	–	–	15,861
Total	**$ 991,133**	**$ 1,959,775**	**$ 3,389,276**	**$ 1,749,930**	**$ 8,090,114**

(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

66 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

Working capital

As at December 31, 2022, Tricon had a net working capital deficit of $724.3 million, reflecting current assets of $266.8 million, offset by current liabilities of $991.1 million. The working capital deficit primarily results from two single-family rental joint venture subscription facilities and a term loan with an aggregate outstanding balance of $756.5 million maturing in the second to fourth quarter of 2023 (of which Tricon's proportionate share is $383.2 million). The Company intends to exercise available options to extend the applicable maturity dates, subject to lenders' approval. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

As of December 31, 2022, there was no outstanding amount under the corporate credit facility and $500,000 of the corporate credit facility remained available to the Company.

5.3 Capital resources

Debt structure

Management mitigates interest rate risk by maintaining the majority of its debt at fixed rates. The impact of variable interest rate increases or decreases is discussed in the Company's financial statements. Management also mitigates its exposure to fixed-rate interest risk by staggering maturities with the objective of achieving even, annual maturities over a ten-year time horizon to reduce Tricon's exposure to interest rate fluctuations in any one period. The Company's long-term debt structure is presented in Note 19 of the Company's consolidated financial statements, which information is incorporated herein by reference, and further summarized in Section 3.2 of this document.

The Company provides financial guarantees for land loans and construction loans in its residential development business.

As at December 31, 2022, the Company was in compliance with all of its financial covenants.

Equity issuance and cancellations

The Company's Dividend Reinvestment Plan ("DRIP") provides eligible holders of common shares with the opportunity to reinvest their cash dividends paid on the Company's common shares to purchase additional common shares at a price equal to the average market price (as defined in the DRIP) on the applicable dividend payment date, less an applicable discount of up to 5% determined by the Board from time to time.

As at December 31, 2022, there were 273,464,780 common shares issued by the Company, of which 272,840,692 were outstanding and 624,088 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan. In addition, the Company had 3,839,723 outstanding stock options and 2,419,824 outstanding deferred share units (DSUs).

On March 2, 2022, the Company issued 554,832 common shares in connection with the exchange of 4,675 preferred units issued by Tricon PIPE LLC. The exchange reduced the Affiliate's preferred unit liability and the Company's associated promissory note owed to the Affiliate by $4.7 million. As at December 31, 2022, there was $295.3 million in outstanding aggregate principal amount of Due to Affiliate in connection with the exchangeable preferred units. Pursuant to the transaction documents associated with such issuance, the investors in such preferred units have rights to exchange the preferred units into common shares of the Company at an exchange price of $8.50 per common share, as may be adjusted from time to time in accordance with the terms of such transaction documents. As at December 31, 2022, this equated to 34,744,118 common shares of the Company.

On October 13, 2022, the Company announced that the TSX had approved its notice of intention to make a normal course issuer bid ("NCIB") to repurchase up to 2,500,000 of its common shares trading on the TSX, the NYSE and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. As at December 31, 2022, the Company had repurchased 338,100 of its common shares on the TSX and 339,566 shares on the NYSE under the NCIB for $5.4 million. The repurchased common shares were subsequently cancelled. Subsequent to year-end, the Company repurchased an additional 436,367 common shares on the TSX and 435,013 on the NYSE under the NCIB program for $7.3 million. As at February 28, 2023, the Company has 273,035,609 shares issued, of which 272,407,184 shares are outstanding.

The following table summarizes the Company's equity capital structure at December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021	Variance
Common shares outstanding[1]	272,840,692	272,176,046	664,646
Restricted common shares	624,088	597,179	26,909
Number of basic common shares issued	**273,464,780**	**272,773,225**	**691,555**
Outstanding stock options	3,839,723	2,017,327	1,822,396
Outstanding deferred share units (DSUs)	2,419,824	2,847,575	(427,751)
Common shares underlying exchangeable preferred units	34,744,118	35,294,118	(550,000)

(1) Common shares outstanding as at December 31, 2022 includes 323,048 common shares issued under the Dividend Re-Investment Program ("DRIP") during the year.

67 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 68 2022 ANNUAL REPORT TRICON RESIDENTIAL 6. OPERATIONAL KEY PERFORMANCE INDICATORS The non-IFRS financial measures, non-IFRS ratios and KPI supplementary financial measures discussed throughout this MD&A for each of the Company’s business segments are calculated based on Tricon’s proportionate share of each portfolio or business and are defined and discussed below. The presentation on a proportionate basis reflects only the portion attributable to Tricon’s shareholders based on the Company’s ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners’ interests. The Company believes that providing these measures on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See “Non-IFRS measures” on page 25 and Appendix A. Single-family and multi-family rental • Net operating income (“NOI”) represents total revenue from rental properties, less direct operating expenses and property management expenses. NOI excludes non-property specific and indirect overhead expenses, interest expense and non-core income or expenses such as gains or losses on the disposition of rental properties. Tricon believes NOI is a helpful metric to evaluate the performance of its rental business and compare it to industry peers. • Net operating income (“NOI”) margin represents net operating income as a percentage of total revenue from rental properties. • Occupancy rate represents the total number of days that units were occupied during the measurement period, divided by the total number of days that the units were owned during the measurement period (excluding units held for sale). Management believes occupancy is a main driver of rental revenues and that comparing occupancy across different periods is helpful in evaluating changes in rental revenues. • Annualized turnover rate during the period represents the number of resident move-outs divided by the weighted average number of rental units (excluding units held for sale) in the period, annualized for a twelve-month period. Management believes the annualized turnover rate impacts occupancy and therefore revenue, as well as the cost to maintain the rental portfolios. • Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. Tricon believes average monthly rent reflects pricing trends which impact rental revenue over time. • Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Leases are either renewal leases, where a current resident chooses to stay for a subsequent lease term, or a new lease, where a previous resident moves out and a new resident signs a lease to occupy the same unit. Average rent growth drives average monthly rent and management finds it is useful to evaluate changes in rental revenue across periods. • “Same home” or “same home portfolio” includes homes that were stabilized 90 days prior to the first day of the prior-year comparative period as per the guidelines of the National Rental Home Council. It excludes homes that have been sold, homes that have been designated for sale and homes taken out of service as a result of a major renovation. This same home portfolio is defined on January 1 of each reporting year. Based on this definition, any home currently included in the same home portfolio will have satisfied the conditions described above prior to September 30, 2020, and those homes have been held in operations throughout the full periods presented in both 2021 and 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 69 2022 ANNUAL REPORT TRICON RESIDENTIAL Private Funds and Advisory • Total fee revenue represents total asset management, property management, development management and performance fees earned, excluding inter-company fees earned. • Assets Under Management (“AUM”) includes balance sheet capital invested in the Company’s principal investments and capital managed on behalf of third-party investors and is a helpful measure in evaluating the Company’s ability to grow and manage strategic capital. AUM is calculated as follows: ASSETS UNDER MANAGEMENT Principal Assets Under Management Single-family rental, multi-family rental and Canadian residential developments Fair value of rental and development properties plus unfunded commitment U.S. residential developments Fair value of invested capital plus unfunded commitment Third-Party Assets Under Management Single-family rental, multi-family rental and Canadian residential developments Fair value of rental and development properties plus unfunded commitment U.S. residential developments For-sale housing Build-to-rent Outstanding invested equity and unfunded commitment Outstanding invested equity and project-level funded debt plus unfunded commitment Company operating performance Funds from operations (“FFO”), core funds from operations (“Core FFO”) and adjusted funds from operations (“AFFO”) are metrics that management believes to be helpful in evaluating the Company’s operating performance, considering the recent expansion of its residential rental portfolio. These are metrics commonly used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income-producing properties. Management believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business. • FFO represents net income excluding the impact of fair value adjustments and amortization of intangibles arising from business combinations. The Company’s definition of FFO reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, Tricon excludes any fair value gains that arise as a result of reporting under IFRS, except for fair value gains arising from Tricon’s U.S. residential developments business which are intended to act as a proxy for cash generation. • Core FFO presents FFO as a normalized figure, adjusting for transaction costs, convertible debentures interest, interest on Due to Affiliate, fees eliminated upon consolidation, non-recurring and non-cash items. • AFFO represents Core FFO less recurring capital expenditures, which represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. • Effect of FFO, Core FFO and AFFO from discontinued operations is presented on a combined basis with continued operations. Tricon’s method of calculating FFO is substantially in accordance with NAREIT’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO reported by other issuers. Core FFO and AFFO per share amounts are calculated based on the weighted average common shares outstanding in the period, assuming the conversion of all potentially dilutive shares (including convertible debt and exchangeable preferred units) to show the full dilutive impact to shareholders. Core FFO and AFFO payout ratios are calculated by dividing dividends declared for the period by Core FFO and AFFO, respectively, which are indicative of the Company’s ability to fund dividend payments using cash from operations. Net debt Net debt represents the Company’s total current and long-term debt per its financial statements, less its cash and restricted cash. Management believes it is a helpful liquidity measure to reflect the Company’s ability to meet all of its obligations simultaneously if they were due immediately.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 70 2022 ANNUAL REPORT TRICON RESIDENTIAL 7. ACCOUNTING ESTIMATES AND POLICIES, CONTROLS AND PROCEDURES, AND RISK ANALYSIS 7.1 Revenue and income recognition The following table summarizes the revenue earned from the Company’s business segments. TOTAL REVENUE Revenue Revenue from single-family rental properties • Lease revenue is primary rental revenue from a lease contract, earned directly from leasing the homes. • Ancillary revenue is income earned from residents that is not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees. • Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties. Revenue from private funds and advisory services • Asset management fees from managing third-party capital invested through Investment Vehicles within the single-family rental, multi-family rental and residential development businesses. • Performance fees from Investment Vehicles. • Development management and advisory fees generated from residential development projects. • Property management fees from managing single-family rental homes and multi-family rental properties. Revenue from single-family rental properties Revenue recognition under a lease commences when a resident has a right to use the leased asset, which is typically when the resident takes possession of, or controls the physical use of, the leased property. Generally, this occurs on the lease commencement date. Lease contracts with residents normally include lease and non-lease components, which may be bundled into one fixed gross lease payment. Lease revenue earned directly from leasing the homes is recognized and measured on a straight-line basis over the lease term in accordance with IFRS 16, Leases (“IFRS 16”). Leases for single-family rental homes are generally for a term of one to two years. Ancillary revenue is income the Company generates from providing services that are not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees. Ancillary revenue is measured at the amount of consideration which the Company expects to receive in exchange for providing services to a resident. Ancillary revenue is included with revenue from single-family rental properties in the consolidated statements of comprehensive income. In addition to revenue generated from the lease component, revenue from single-family rental properties includes a non-lease component earned from the residents, which is recognized under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties. These services represent a single performance obligation and revenue is recognized over time as the services are provided, regardless of when the payment is received. Revenue from rental properties is allocated to non-lease components using a cost-plus margin approach whereby the Company separates the operating costs that pertain to the services provided to the residents and applies a reasonable profit margin. The Company has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all of the revenue arrangements, it has pricing latitude and it is also exposed to credit risks.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 71 2022 ANNUAL REPORT TRICON RESIDENTIAL Revenue from private funds and advisory services The Company’s vertically integrated management platform provides asset management, development management and property management services. The Company provides asset management services to joint venture partners and third-party investors for which it earns market- based fees in connection with its businesses in the U.S. and Canada. These contractual fees are typically 1–2% of committed or invested capital throughout the lives of the Investment Vehicles under management. The Company may also earn performance fees once targeted returns are achieved by an Investment Vehicle. The Company recognizes performance fees only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle. The Company also earns development management and advisory service fees from third parties and/or related parties. Development management and advisory services are satisfied over time. Revenues are recognized based on the best estimate of the amounts earned for those services, which typically reflects contractual fees of 2–5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, as well as build-to-rent communities, and 4–5% of overall development costs of Canadian multi-family rental apartments. The Company includes variable consideration in the revenues only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Specifically for Johnson, consideration for these services is variable as it is dependent upon the occurrence of a future event that is the sale of the developed property. Revenue is typically recognized as the development of the property is completed, and control has been transferred to the respective buyer. These management fees earned in exchange for providing development management and advisory services are billed upon the sale of the property. The Company earns property management fees, leasing fees, acquisition and disposition fees, and construction management fees through its rental operating platform. These management services are satisfied over time and revenues are recognized as services are provided in accordance with IFRS 15. Income from equity-accounted investments in multi-family rental properties and Canadian residential developments The Company recognizes income from equity-accounted investments in multi-family rental properties and Canadian residential developments under the equity method, as per IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). The Company’s equity-accounted investments in multi-family rental properties and Canadian residential developments are initially recognized at cost, and adjusted thereafter to recognize the Company’s share of profit or loss of the investee in accordance with Tricon’s accounting policies, which are discussed in Note 3 to the consolidated financial statements. Income from investments in U.S. residential developments The Company’s investments in U.S. residential developments meet the definition of associates and are accounted for under the equity method per IAS 28; however, Tricon has elected to apply the exception in paragraph IAS 28.36A, which permits a non-investment company investor to elect to retain investment entity accounting for associates that themselves qualify as investment entities, where applicable. Most of the Company’s investments in U.S. residential developments are measured at fair value, and income from investments in U.S. residential developments is calculated based on its share of the changes in the fair value of the net assets of each of the Investment Vehicles in which it invests. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 72 2022 ANNUAL REPORT TRICON RESIDENTIAL 7.2 Accounting estimates and policies The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Refer to the notes to the consolidated financial statements for details on critical accounting estimates. Transition to a rental housing company In January 2020, the Company completed its previously announced transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria for being an investment entity (“Investment Entity Accounting”) under IFRS 10, Consolidated Financial Statements (“IFRS 10”). The exact timing of the transition from an investment entity to a rental housing company is highly judgmental and the Company concluded that this transition occurred in January 2020. As a result, effective January 1, 2020 (the “Transition Date”), the Company was required to apply the acquisition method of accounting as per IFRS 3, Business Combinations (“IFRS 3”), to all subsidiaries that were previously measured at fair value through profit or loss (“FVTPL”). Consequently, the Company began consolidating the financial results of controlled subsidiaries including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries’ assets, liabilities and non-controlling interests on the balance sheet of the Company. Similarly, these subsidiaries’ income and expenses have been reported on the Company’s consolidated statement of comprehensive income together with the non-controlling interests’ share of income. Concurrently, the Company’s investments in Canadian residential developments and U.S. residential developments are accounted for in one of two ways: (i) proportionate consolidation for joint operations for the period between January 1, 2020 and June 22, 2020, during which time the Company owned 50% and 25% interests in The James and The Shops of Summerhill, respectively; and (ii) equity accounting for associates and joint ventures, in accordance with IFRS 11, Joint Arrangements and IAS 28. On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary, Tricon US Multi-Family REIT LLC, which resulted in a disposition of 80% of the Company’s interest in that subsidiary. On October 18, 2022, the Company sold its remaining 20% equity interest in Tricon US Multi-Family REIT LLC. Accordingly, the Company reclassified the current- and prior-year results and cash flows of the U.S. multi-family rental investment as discontinued operations separate from the Company’s continued operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”) (see Note 5 of the consolidated financial statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

	ACCOUNTING		PRESENTATION		
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental					
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation			
SFR JV-2	Controlled subsidiary	Consolidation			
Multi-Family Rental					
U.S. multi-family[1]	Divested in October 2022	Equity method	Divested in October 2022	Income from discontinued operations	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A
Canadian residential developments					
The Shops of Summerhill	Controlled subsidiary	Consolidation	Canadian development properties	Other income	N/A
The James (Scrivener Square)					N/A
57 Spadina (The Taylor)	Investments in associate	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL – Block 8 (Canary Landing)	Joint venture	Equity method			N/A
WDL – Block 20 (Canary Landing)	Joint venture	Equity method			N/A
WDL – Blocks 3/4/7 (Canary Landing)	Joint venture	Equity method			N/A
WDL – Block 10 (Canary Landing)	Joint venture	Equity method			N/A
6–8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
Queen & Ontario	Joint venture	Equity method			N/A
Symington	Joint venture	Equity method			N/A
U.S. residential developments					
THPAS Holdings JV-1 LLC	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
THPAS Development JV-2 LLC	Investments in associates	Equity method			N/A
For-sale housing	Investments in associates	Equity method			N/A
Private Funds and Advisory					
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from private funds and advisory services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity

(1) On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in the U.S. multi-family rental portfolio (Note 5 of the consolidated financial statements).

73 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 74 2022 ANNUAL REPORT TRICON RESIDENTIAL Significant estimates Income taxes The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. Significant estimates are required in determining the Company’s consolidated income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions. Furthermore, deferred income tax balances are recorded using enacted or substantively enacted future income tax rates. Changes in enacted income tax rates are not within the control of management. However, any such changes in income tax rates may result in actual income tax amounts that may differ significantly from estimates recorded in deferred tax balances. Valuation of rental properties The fair values of single-family rental properties are typically determined using a combination of internal and external processes and valuation techniques according to the valuation policy as set out in Note 6 of the consolidated financial statements. The valuation inputs are considered Level 3 as judgment is used in determining the weight to apply to inputs based on recent comparable-sales data information and whether adjustments are needed to account for unique characteristics of the assets. A change to these inputs could significantly alter the fair values of the rental properties. Fair value of investments The fair values of the Company’s investments in U.S. residential development associates and investments in Canadian development properties are determined using the valuation methodologies described in Notes 9 and 10 of the consolidated financial statements. By their nature, these valuation techniques require the use of assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in the underlying assumptions could materially impact the determination of the fair value of a financial instrument. Imprecision in determining fair value using valuation techniques may affect the investment income recognized in a particular period. Fair value of incentive plans and participation arrangements Management is required to make certain assumptions and to estimate future financial performance in order to estimate the fair value of incentive plans and performance fees participation arrangements at each consolidated balance sheet date. The LTIP and the performance fees liability require management to estimate the net asset value of each Investment Vehicle and the corresponding changes in unrealized carried interests, which are updated on a quarterly basis. Changes in the underlying assumptions used to calculate the net asset value of each Investment Vehicle could materially impact the determination of the LTIP and the performance fees liability. Significant estimates and assumptions relating to such incentive plans and participation arrangements are disclosed in Notes 3, 31 and 32 of the consolidated financial statements. Significant judgments Acquisition of rental properties The Company’s accounting policies relating to rental properties are described in Note 3 of the consolidated financial statements. In applying these policies, judgment is exercised in determining whether certain costs are additions to the carrying amount of a rental property and whether properties acquired are considered to be asset acquisitions or business combinations. Should the purchase meet the criteria of a business combination, then transaction costs such as appraisal and legal fees are expensed immediately and included in the consolidated statements of comprehensive income. If the purchase is an asset acquisition, transaction costs form part of the purchase price and earnings are not immediately affected. Basis of consolidation The consolidated financial statements of the Company include the accounts of Tricon and its wholly-owned subsidiaries, as well as entities over which the Company exercises control on a basis other than majority ownership of voting interests within the scope of IFRS 10. Judgment is applied in determining if an entity meets the criteria of control as defined in the accounting standard. Investments in joint ventures and joint arrangements The Company makes judgments in determining the appropriate accounting for investments in other entities. These judgments include determining the significant relevant activities and assessing the level of influence Tricon has over the activities through contractual arrangements. In addition, the Company also determines whether Tricon’s rights and obligations are directly related to the assets and liabilities of the arrangement or to the net assets of the joint arrangement. Discontinued operations Note 5 of the consolidated financial statements describes the sale of the Company’s 20% equity interest in Tricon US Multi-Family REIT LLC and the classification of its operating results as a discontinued operation in accordance with IFRS 5. With the sale of the Company’s remaining equity interest in Tricon US Multi-Family REIT LLC, the Company recognized performance fee income of $99,865. Whether this performance fee income should also be classified as income from discontinued operations is a significant judgment.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 75 2022 ANNUAL REPORT TRICON RESIDENTIAL The Company provides asset management services to third-party investors for which it earns performance fees as part of its private funds and advisory services business. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle, upon the occurrence of an event that includes the repayment of investor capital and a predetermined rate of return. Under the asset management agreement within the Investment Vehicle, the Company had estimated the performance fee to be earned after five years. The Company continues to provide services to one of the primary investors through other Investment Vehicles. Management’s assessment concluded that the performance fee income recognized from the exit of Tricon US Multi-Family REIT LLC forms part of the Company’s continuing operations as the Company would have earned the fee at the end of the investment’s life irrespective of the early exit. The Company maintains its private funds and advisory services as one of the main segments of the business. 7.3 Controls and procedures Internal controls and procedures Management (defined as the CEO and CFO of the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 as required by National Instrument 52-109 issued by the Canadian Securities Administrators and rules 13a-15 and 15d-15 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report which appears in the Company’s consolidated financial statements. During the year ended December 31, 2022, there were no changes to policies, procedures and processes that comprise the system of internal controls over financial reporting that may have negatively affected, or are reasonably likely to materially negatively affect, the Company’s internal controls over financial reporting. Such controls and procedures are subject to continuous review and changes to such controls and procedures may require management resources and systems in the future. During the year, the Company implemented policies and procedures designed to ensure its compliance with the Sarbanes-Oxley Act, including with the requirements pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by our management on our internal control over financial reporting (“ICFR”), which must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. Disclosure controls and procedures Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure. At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective. Limitations on internal controls and disclosure controls Management does not expect that the disclosure controls or internal controls over financial reporting of the Company will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision- making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 76 2022 ANNUAL REPORT TRICON RESIDENTIAL 7.4 Transactions with related parties Senior management of the Company own units, directly or indirectly, in the various Tricon Investment Vehicles, as well as common shares of the Company. Refer to Note 34 in the consolidated financial statements for further details concerning the Company’s transactions with related parties. 7.5 Dividends On February 28, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after April 15, 2023 to shareholders of record on March 31, 2023. 7.6 Compensation incentive plans The Company’s annual compensation incentive plans include an annual incentive plan (“AIP”) and a long-term incentive plan (“LTIP”). Annual Incentive Plan (“AIP”) The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on the achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company. Equity-based AIP awards are granted in a combination of deferred share units (“DSUs”), performance share units (“PSUs”), stock options and restricted shares, pursuant to the Company’s Deferred Share Unit Plan (“DSUP”), Performance Share Unit Plan (“PSUP”), stock option plan and Restricted Share Plan, respectively. Long-term incentive plan (“LTIP”) LTIP expense is generated from two sources: (i) 50% of the Company’s share of performance fees or carried interest from certain Investment Vehicles, paid in cash when received; and (ii) 15% of the income from THP1 US (a U.S. residential development Investment Vehicle), also payable in cash pursuant to amendments to the LTIP made in 2022. Amounts under the LTIP are allocated among employees in accordance with the plan. For the LTIP generated from the Company’s share of performance fees or carried interest from certain Investment Vehicles, the Company estimates the LTIP liability by determining the performance fees at each reporting date based on the estimated fair value of the underlying investments. Changes in the LTIP liability are recognized in the consolidated statements of comprehensive income. Complete details concerning the Company’s compensation plans are set out in the Company’s most recent Management Information Circular, available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com. 7.7 Risk definition and management There are certain risks inherent in the Company’s activities and those of its investees, including the ones described below, which may impact the Company’s financial and operating performance, the value of its investments and the value of its securities. The Annual Information Form contains a more detailed summary of risk factors pertaining to the Company and its business under the heading “Risk Factors”, which section is hereby incorporated herein by reference. The disclosures in this MD&A are subject to the risk factors outlined in the Annual Information Form. Other risks and uncertainties that the Company does not presently consider to be material, or of which the Company is not presently aware, may become important factors that affect the Company’s future financial condition and results of operations. The occurrence of any of the risks discussed herein or in the Annual Information Form could materially and adversely affect the business, prospects, financial condition, results of operations, cash flow or the ability of the Company to make dividends or the value of its shares. Indebtedness and rising interest rates The degree to which the Company is leveraged could have important consequences to the Company, including: (i) the Company’s future ability to obtain additional financing for working capital, capital expenditures or other purposes may be limited; (ii) the Company may be unable to refinance indebtedness on terms acceptable to the Company or at all; (iii) a significant portion of the Company’s cash flow could be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its Common Shares and increasing the risk of default on the Company’s debt obligations; (iv) the Company may be negatively impacted by rising interest rates; and (v) the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. In addition to the potential consequences noted above, rising interest rates may impact the Company’s ability to finance its future growth and cause the Company to slow its property acquisition pace which itself could impact its ability to earn rent and fee revenue, raise future investment vehicles, or optimize its portfolio, all of which could negatively impact its financial condition and performance.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 77 2022 ANNUAL REPORT TRICON RESIDENTIAL Moreover, rising interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may increase the cost of capital for the Company and may lead to reduced demand for new home sales and resales and mortgage loans, which could negatively impact our financial condition and performance. The Company manages interest rate risk by structuring its financings to stagger the maturities of its debt, thereby mitigating the exposure to interest rate and other credit rate fluctuations. However, there can be no assurance that the Company will be able to continue to stagger and fix its debt in the future at favorable terms or at all. Inflation In an attempt to combat recent inflation through cooling demand, the Bank of Canada and the Federal Reserve have tightened monetary policy through fiscal 2022 by increasing the overnight lending rate. In a rising interest rate environment, the cost of acquiring, financing, developing, expanding and renovating investment properties also increases, and together with upward pressure on capitalization rates and decreased investment property demand, the Company’s investment property values may decline as a result. Inflation in Canada and the U.S. is currently at historically high levels. The rate of inflation impacts the general economic and business environment in which the Company operates. Recent inflationary pressures experienced domestically and globally, external supply constraints, tight labor markets and strong demand for goods and resources, together with the imposition by governments of higher interest rates or wage and price controls as a means of curbing inflationary increases, will put pressure on the Company’s development, financing, operation and labor costs and could negatively impact levels of demand for real property. Accordingly, continued inflationary pressures and the resulting economic impacts may adversely affect our financial condition and results of operations. If inflation at elevated levels persists and interest rates continue to climb, an economic contraction is possible. Higher inflation and the prospect of moderated growth also negatively impacts the debt and equity markets in which the Company seeks capital, and in turn might impact our ability to obtain capital in the future on favorable terms, or at all. While the Company’s portfolio and market position, as well as its stable resident base, provide the Company flexibility to navigate volatile economic conditions, there can be no assurances regarding the impact of a significant economic contraction on the business, operations, and financial performance of the Company. Liquidity risk Residential real estate assets generally cannot be sold quickly, particularly if local market conditions are poor. As a result, the Company may not be able to acquire or sell assets promptly in response to economic or other conditions. This inability to promptly reallocate capital or exit the market in a timely manner could adversely affect the Company’s financial condition and performance. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we invest. These restrictions could reduce our ability to respond to changes in the performance of our portfolios and could adversely affect our financial condition and performance. Benchmark interest rate reform risk Regulators in the United Kingdom and elsewhere have recommended and are seeking to implement broad changes to benchmark interest rates, such as London Interbank Offered Rate (“LIBOR”). The transition away from the widespread use of LIBOR and such other benchmark rates to alternative reference rates and other potential interest rate benchmark reforms is expected to continue in the short term. For example, the current U.S. dollar LIBOR publication is scheduled to end by June 30, 2023. On December 16, 2022, the United States Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on Secured Overnight Financing Rate (“SOFR”) that will replace LIBOR in certain financial contracts after June 30, 2023. The discontinuation of LIBOR, and the transition to SOFR and other alternative reference rates, could lead to market instability, and could adversely impact the pricing, liquidity, value or return of the Company’s debt instruments, affect the Company’s ability to meet its payment obligations thereunder, require extensive changes to documentation, result in disputes, or cause the Company to incur additional costs and interest rate expense. Depending on these and several other factors, many of which are beyond the Company’s control, the Company’s business, financial condition and results of operations could be materially adversely impacted by such market transition and reform of benchmark interest rates. It remains uncertain how such changes would be implemented and the effects such changes may have on the Company, its business, financial condition and results of operations, its investees and financial markets generally. The Company continues to actively monitor these potential changes and to include alternative rate-setting methodologies in its newly issued debt instruments.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2022 78 2022 ANNUAL REPORT TRICON RESIDENTIAL Guarantees of project debt The Company may agree to provide financial assistance to the subsidiary entities through which it carries on its activities. Such financial assistance may include the provision of payment guarantees to a project entity’s lenders of acquisition financing, construction debt or long-term financing, and the provision of construction completion guarantees. Such guarantees may be joint or several with other partners in a particular investment. The Company’s and its partners’ guarantees of project-level obligations may not be in proportion to their respective investments in the project entity. The provision of such guarantees may reduce the Company’s capacity to borrow funds under its separate credit facilities, which may impact its ability to finance its operations. If such guarantees are called upon for payment or performance, they may have a negative impact on the Company’s cash position and financial performance. If the Company provides a joint guarantee with an investment partner, a default by the partner in its payment or performance obligation under the guarantee could cause the Company to pay a disproportionate amount in satisfaction of the guarantee, which may have a negative impact on the Company’s cash position and financial performance. Operational and credit risks On a strategic and selective basis, we and our for-sale housing investment vehicles provide financing to develop properties. The residential real estate development business involves significant risks that could adversely affect performance, including: the developer may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in selling the properties; the developer may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations for the properties; the developer may not be able to sell properties on favorable terms or at all; construction costs, total investment amounts and the Company’s or investment vehicle’s share of remaining funding may exceed our estimates; and projects may not be completed and delivered as planned. Our for-sale housing investments are made through the financing of local developers, including Johnson, and, consequently, we rely to a great extent on those developers to successfully manage their development projects. Furthermore, given the Company’s majority interest in Johnson, we rely on Johnson’s ability to execute on portions of our for-sale housing business strategy. Investments in partnerships, joint ventures or other entities may involve risks not present were a third party not involved, including the possibility that the development partners might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, the development partners might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. In addition, we do not have sole control of certain important decisions relating to these development properties, including decisions relating to: the sale of the development properties; refinancing; timing and amount of distributions of cash from such development properties; and capital improvements. Any of these factors could negatively impact the value of our investments and our financial condition and performance. Capital commitment The third-party investors in Tricon’s investment vehicles comprise a relatively small group of reputable, primarily institutional, investors. To date, each of these investors has met its commitments on called capital and we have received no indications that any investor will be unable to meet its capital commitments in the future. While our experience with our investors suggests that commitments will be honored, and notwithstanding the adverse consequences to a defaulting investor under the terms of the applicable investment vehicle, no assurances can be given that an investor will meet its entire commitment over the life of an investment vehicle. A failure by one or more investors to satisfy a drawdown request could impair an investment vehicle’s ability to fully finance its investment, which could have a material adverse effect on the performance and value of that investment, which in turn could negatively impact the Company’s financial condition and performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

8. HISTORICAL FINANCIAL INFORMATION

The following tables show selected IFRS measures for the past eight quarters. The comparative period results have been recast in conformity with the current period presentation to show the results from the U.S. multi-family rental subsidiary as discontinued operations separate from the Company's continuing operations.

For the three months ended (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Financial statement results				
Net operating income from single-family rental properties from continuing operations	$ 122,522	$ 116,305	$ 104,396	$ 93,273
Total revenue from continuing operations[1],[2]	195,713	283,239	175,522	151,199
Net income from continuing operations	55,883	178,786	398,125	146,580
Net income (loss) from discontinued operations	1,829	(2,335)	18,735	16,877
Net income	57,712	176,451	416,860	163,457
Basic earnings per share from continuing operations	0.19	0.65	1.44	0.52
Basic earnings (loss) per share from discontinued operations	0.01	(0.01)	0.07	0.07
Basic earnings per share	0.20	0.64	1.51	0.59
Diluted earnings per share from continuing operations	0.11	0.49	0.79	0.52
Diluted earnings (loss) per share from discontinued operations	0.01	(0.01)	0.06	0.07
Diluted earnings per share	0.12	0.48	0.85	0.59

For the three months ended (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Financial statement results				
Net operating income from single-family rental properties from continuing operations	$ 83,355	$ 75,704	$ 70,744	$ 66,172
Total revenue from continuing operations[1],[2]	142,077	126,093	120,117	108,321
Net income from continuing operations	110,439	174,347	132,118	42,453
Net income (loss) from discontinued operations	16,538	27,539	14,204	(68,111)
Net income (loss)	126,977	201,886	146,322	(25,658)
Basic earnings per share from continuing operations	0.41	0.80	0.66	0.22
Basic earnings (loss) per share from discontinued operations	0.06	0.13	0.07	(0.35)
Basic earnings (loss) per share	0.47	0.93	0.73	(0.13)
Diluted earnings per share from continuing operations	0.40	0.80	0.65	0.21
Diluted earnings (loss) per share from discontinued operations	0.06	0.12	0.07	(0.35)
Diluted earnings (loss) per share	0.46	0.92	0.72	(0.14)

(1) Total revenue from continuing operations includes revenue from single-family rental properties and revenue from private funds and advisory services.
(2) The comparative periods prior to March 31, 2022 have been reclassified to conform with the current period presentation. Resident recoveries previously recorded in direct operating expenses have been reclassified to revenue from single-family rental properties with no impact to net operating income.

Over the past two years, the Company's single-family rental business benefited from a number of trends that have been accelerated by the COVID-19 pandemic, including in-migration and strong population growth in U.S. Sun Belt markets, favorable demographic shifts driving new household formation, as well as a shift towards work-from-home employment with families prioritizing larger living spaces. Meanwhile, the supply of new housing was constrained by ongoing challenges related to securing entitlements for new lots and by a shortage of labor and materials, including pandemic-related supply chain bottlenecks. This imbalance, coupled with inflationary cost pressures and higher mortgage rates, has made home ownership less attainable and increased demand for rental homes.

79 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

The following tables show selected IFRS measures for the past three years.

For the twelve months ended (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2022	December 31, 2021[2]	December 31, 2020[2]
Financial statement results			
Total revenue	$ 805,673	$ 496,608	$ 403,969
Net income	814,480	449,527	116,413
Basic earnings per share	2.95	2.03	0.58
Diluted earnings per share	2.09	2.00	0.58
Dividends per share[1]	$ 0.23	$ 0.23	$ 0.28

(1) Prior to November 8, 2021, dividends were issued and paid in Canadian dollars. Dividends paid in Canadian dollars were translated to U.S. dollars using the daily exchange rate on the date of record.

(2) Total revenue for the twelve months ended 2021 and 2020 has been reclassified to conform with the current period presentation. Resident recoveries, which were previously recorded as a reduction in direct operating expenses, have been reclassified to other revenue from single-family rental properties.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021	December 31, 2020
Total assets	$ 12,450,946	$ 9,148,617	$ 7,174,834
Debt	5,728,184	3,917,433	4,137,506

The following factors have caused material changes to the Company's financial results over the past three years:

- Tricon's single-family rental portfolio grew by 70% from 21,077 homes as at December 31, 2019 to 35,908 homes as at December 31, 2022. The fair value of the single-family rental portfolio grew by 165% from $4.3 billion as at December 31, 2019 to $11.4 billion as at December 31, 2022.
- On June 11, 2019, the Company completed the acquisition of Starlight U.S. Multi-Family (No. 5) Core Fund (the "U.S. multi-family rental portfolio"), thus establishing a new U.S. multi-family platform for Tricon. The acquisition of the portfolio, which consists of 23 properties totaling 7,289 suites in 13 major markets, increased the value of Tricon's rental portfolio by $1.3 billion and contributed $111.2 million of rental revenue for the year ended December 31, 2020.
- In January 2020, the Company completed its transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria for being an investment entity under IFRS 10. As a result, the Company began consolidating the financial results of controlled subsidiaries including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries' assets, liabilities and non-controlling interests in the balance sheet of the Company on a prospective basis in accordance with the relevant guidance of IFRS 10.
- On March 31, 2021, the Company sold an 80% interest in its U.S. multi-family rental portfolio to two institutional investors for net cash consideration of $431.6 million, and recognized its remaining 20% interest at fair value on the transaction date and proceeded to account for it as an equity-accounted investment. As a result, the Company recognized a loss of $84.4 million for the three months ended March 31, 2021, which includes $79.1 million related to derecognition of goodwill related to the portfolio. In accordance with IFRS 5, the Company reclassified the current- and prior-period results and cash flows of the U.S. multi-family portfolio as discontinued operations separate from the Company's continuing operations.
- On May 10, 2021, the Company announced a new joint venture ("SFR JV-HD") with two leading institutional investors to acquire newly built single-family rental homes from national and regional homebuilders. The joint venture has committed capital of up to $450 million, for a total purchasing potential of up to $1.5 billion including associated leverage. On July 19, 2021, the Company announced another new joint venture ("SFR JV-2") with three institutional investors to acquire existing single-family rental homes targeting the middle-market demographic in the U.S. Sun Belt. The joint venture has committed capital of up to $1.55 billion, for a total purchasing potential of up to $5 billion including associated leverage. Since the launch of the joint ventures, the Company's single-family rental portfolio has grown by approximately 11,600 homes or $4.4 billion in value.
- On October 7, 2021, the Company's common shares were listed for trading on the NYSE. On October 12, 2021, the Company closed a public offering and concurrent private placement of common shares resulting in a total issuance of 46,248,746 common shares for aggregate gross proceeds of $570.3 million, or net proceeds of $547.6 million.
- On October 18, 2022, the Company sold its remaining 20% equity interest in the U.S. multi-family rental portfolio to a vertically integrated residential real estate investment and property management company. The gross proceeds received of $319.3 million included $99.9 million of performance fees and, after satisfying associated liabilities, were utilized to repay outstanding debt on Tricon's corporate credit facility, and to repurchase common shares under the normal course issuer bid announced on October 13, 2022. In accordance with IFRS 5, the Company reclassified the current- and prior-period results and cash flows of the U.S. multi-family portfolio as discontinued operations separate from the Company's continuing operations.

80 2022 ANNUAL REPORT TRICON RESIDENTIAL

A. Appendix A - Reconciliations ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS OUR PERFORMANCE OUR TECHNOLOGY

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

APPENDIX A – RECONCILIATIONS

Management considers NOI, NOI margin, Core FFO, Core FFO per share, AFFO and AFFO per share to be key measures of the Company's operating performance (see Section 6 for definitions and page 25 for discussion of non-IFRS measures).

Reconciliation of net income to FFO, Core FFO and AFFO

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance
Net income from continuing operations attributable to Tricon's shareholders	$ 53,339	$ 93,238	$ (39,899)	$ 773,835	$ 439,739	$ 334,096
Fair value gain on rental properties	(56,414)	(261,676)	205,262	(858,987)	(990,575)	131,588
Fair value (gain) loss on Canadian development properties	–	(10,098)	10,098	440	(10,098)	10,538
Fair value (gain) loss on derivative financial instruments and other liabilities	(25,818)	72,783	(98,601)	(184,809)	220,177	(404,986)
Limited partners' share of FFO adjustments	49,834	41,720	8,114	283,338	171,498	111,840
FFO attributable to Tricon's shareholders	**$ 20,941**	**$ (64,033)**	**$ 84,974**	**$ 13,817**	**$ (169,259)**	**$ 183,076**
Core FFO from U.S. and Canadian multi-family rental	868	2,318	(1,450)	8,173	13,805	(5,632)
Income from equity-accounted investments in multi-family rental properties	(1,051)	(2,077)	1,026	(1,550)	(2,255)	705
Income from equity-accounted investments in Canadian residential developments	(7,690)	(10,085)	2,395	(11,198)	(8,200)	(2,998)
Performance fees revenue from the sale of U.S. multi-family rental portfolio[1]	99,866	–	99,866	–	–	–
Deferred income tax expense	5,601	53,507	(47,906)	189,179	234,483	(45,304)
Current tax impact on sale of U.S. multi-family rental portfolio (Sections 3.1 and 3.3)	–	–	–	(29,835)	(44,502)	14,667
Interest on convertible debentures	–	–	–	–	6,732	(6,732)
Interest on Due to Affiliate	4,245	4,312	(67)	17,022	17,250	(228)
Amortization of deferred financing costs, discounts and lease obligations	5,581	3,917	1,664	19,284	16,571	2,713
Performance fees payments associated with U.S. multi-family rental divestiture	(49,577)	–	(49,577)	(49,577)	–	(49,577)
Equity-based, non-cash and non-recurring compensation[2]	8,383	56,050	(47,667)	54,716	66,262	(11,546)
Other adjustments[3]	9,674	1,721	7,953	27,257	21,134	6,123
Core FFO attributable to Tricon's shareholders	**$ 96,841**	**$ 45,630**	**$ 51,211**	**$ 237,288**	**$ 152,021**	**$ 85,267**
Recurring capital expenditures[4]	(8,147)	(9,082)	935	(39,024)	(30,427)	(8,597)
AFFO attributable to Tricon's shareholders	**$ 88,694**	**$ 36,548**	**$ 52,146**	**$ 198,264**	**$ 121,594**	**$ 76,670**
Core FFO payout ratio[5]	**16%**	**35%**	**(19%)**	**27%**	**33%**	**(6%)**
AFFO payout ratio[5]	**18%**	**43%**	**(25%)**	**32%**	**42%**	**(10%)**
Weighted average shares outstanding – diluted	**311,222,080**	**306,247,538**	**4,974,542**	**311,100,493**	**268,562,442**	**42,538,051**

(1) Performance fees of $99.9 million were earned in respect of the sale of the Company's interest in its U.S. multi-family rental portfolio during the third quarter of 2022. As the cash was received during the fourth quarter, these performance fees are included in the Core FFO calculation for the three months ended December 31, 2022.

(2) Includes non-recurring transaction costs and non-cash performance fees expense. Performance fees expense is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized.

(3) Includes the following adjustments:

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance
Transaction costs	$ 7,178	$ 3,830	$ 3,348	$ 18,537	$ 13,260	$ 5,277
Loss on debt modification and extinguishment	–	–	–	6,816	3,497	3,319
Amortization and depreciation expense	4,764	2,818	1,946	15,608	12,129	3,479
Realized and unrealized foreign exchange loss (gain)	164	407	(243)	(498)	2,934	(3,432)
Lease payments on right-of-use assets	(1,130)	(643)	(487)	(3,065)	(2,466)	(599)
Core FFO adjustments to income from investments in U.S. residential developments	441	401	40	(43)	827	(870)
Non-controlling interest's share of Core FFO adjustments	(197)	(219)	22	(813)	(1,056)	243
Other non-recurring adjustments	–	(3,459)	3,459	–	(3,459)	3,459
Limited partners' share of Core FFO adjustments	(1,546)	(1,414)	(132)	(9,285)	(4,532)	(4,753)
Total other adjustments	**$ 9,674**	**$ 1,721**	**$ 7,953**	**$ 27,257**	**$ 21,134**	**$ 6,123**

(4) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.

(5) Core FFO and AFFO payout ratios are computed by dividing dividends declared for the period by Core FFO and AFFO, respectively. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.

82 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

Reconciliation of recurring single-family rental proportionate capital expenditures to consolidated portfolio capital expenditures by period

(in thousands of U.S. dollars)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Recurring capital expenditures, proportionate total portfolio (A)	$ 8,037	$ 10,750	$ 9,788	$ 8,796	$ 8,259	$ 6,750	$ 6,950	$ 5,303
Renovation, value-enhancing and disposition capital expenditures, proportionate total portfolio	30,295	40,868	33,941	28,475	24,915	26,189	19,359	15,983
Total capital expenditures, proportionate total portfolio	$ 38,332	$ 51,618	$ 43,729	$ 37,271	$ 33,174	$ 32,939	$ 26,309	$ 21,286
Limited partners' share of capital expenditures(1)	29,741	48,990	34,782	41,997	39,516	19,629	12,746	10,973
Total capital expenditures by period	**$ 68,073**	**$ 100,608**	**$ 78,511**	**$ 79,268**	**$ 72,690**	**$ 52,568**	**$ 39,055**	**$ 32,259**

(1) Represents the limited partners' interest of the capital expenditures in SFR JV-1, SFR JV-2 and SFR JV-HD.

Reconciliation of single-family rental total portfolio recurring capital expenditures to recurring capital expenditures in AFFO

(in thousands of U.S. dollars)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Recurring capital expenditures, single-family rental proportionate total portfolio (A)	$ 8,037	$ 10,750	$ 9,788	$ 8,796	$ 8,259	$ 6,750	$ 6,950	$ 5,303
Recurring capital expenditures from adjacent residential businesses	110	471	491	581	823	390	550	1,402
Recurring capital expenditures in AFFO	**$ 8,147**	**$ 11,221**	**$ 10,279**	**$ 9,377**	**$ 9,082**	**$ 7,140**	**$ 7,500**	**$ 6,705**

Reconciliation of quarterly consolidated capital expenditures to consolidated single-family rental properties

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Opening balance	$ 7,978,396	$ 4,990,542
Acquisitions	2,362,185	1,835,235
Total capital expenditures by period		
Q1	79,268	32,259
Q2	78,511	39,055
Q3	100,608	52,568
Q4	68,073	72,690
Total capital expenditures	326,460	196,572
Fair value adjustments	858,987	990,575
Dispositions	(80,369)	(34,528)
Single-family rental properties balance per financial statements, end of year	**$ 11,445,659**	**$ 7,978,396**

Reconciliation of single-family rental total and same home NOI

For the periods ended December 31	Three months		Twelve months	
(in thousands of U.S. dollars)	2022	2021	2022	2021
Net operating income (NOI), proportionate same home portfolio	$ 54,816	$ 49,948	$ 211,183	$ 191,313
Net operating income (NOI), proportionate non-same home	18,928	9,406	64,360	30,342
Net operating income (NOI), proportionate total portfolio	73,744	59,354	275,543	221,655
Limited partners' share of NOI(1)	48,778	24,001	160,953	74,320
Net operating income from single-family rental properties per financial statements	**$ 122,522**	**$ 83,355**	**$ 436,496**	**$ 295,975**

(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

83 2022 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2022

Reconciliation of Canadian multi-family rental NOI

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2022	Three months 2021	Twelve months 2022	Twelve months 2021
Net operating income (NOI), proportionate portfolio	$ 306	$ 261	$ 1,195	$ 885
Other expenses, proportionate portfolio	(130)	(268)	(520)	(714)
Fair value gain on multi-family rental property, proportionate portfolio	875	2,084	875	2,084
Income from equity-accounted investments in Canadian multi-family rental properties per financial statements	**$ 1,051**	**$ 2,077**	**$ 1,550**	**$ 2,255**

Reconciliation of proportionate general and administration expense in Core FFO

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2022	Three months 2021	Three months Variance	Twelve months 2022	Twelve months 2021	Twelve months Variance
Proportionate general and administration expense in Core FFO	$ 13,219	$ 12,379	$ 840	$ 48,008	$ 36,147	$ 11,861
Less: cash lease payments	(1,130)	(643)	(487)	(3,065)	(2,466)	(599)
Proportionate general and administration expense	12,089	11,736	353	44,943	33,681	11,262
Limited partner's share of general and administration expense	6,074	2,829	3,245	14,048	7,739	6,309
General and administration expense per financial statements	**$ 18,163**	**$ 14,565**	**$ 3,598**	**$ 58,991**	**$ 41,420**	**$ 17,571**

Total assets under management

(in thousands of U.S. dollars)	December 31, 2022 Balance	December 31, 2022 % of total AUM	December 31, 2021 Balance	December 31, 2021 % of total AUM
Third-party AUM	$ 8,120,344	50.7%	$ 6,816,668	49.6%
Principal AUM	7,882,908	49.3%	6,919,664	50.4%
Total AUM	**$ 16,003,252**	**100.0%**	**$ 13,736,332**	**100.0%**

84 2022 ANNUAL REPORT TRICON RESIDENTIAL

Consolidated Financial Statements ABOUT US WHO WE ARE MD&A CONSOLIDATED FINANCIAL STATEMENTS CORPORATE INFORMATION OUR TEAM ESG LETTER TO SHAREHOLDERS OUR PERFORMANCE OUR TECHNOLOGY For the Year Ended December 31, 2022

86 2022 ANNUAL REPORT TRICON RESIDENTIAL MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein. Gary Berman President and Chief Executive Officer Wissam Francis Executive Vice President and Chief Financial Officer

87 2022 ANNUAL REPORT TRICON RESIDENTIAL PricewaterhouseCoopers LLP PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2 T: +1 416 863 1133, F: +1 416 365 8215 “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership. Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Tricon Residential Inc. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Tricon Residential Inc. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as

88 2022 ANNUAL REPORT TRICON RESIDENTIAL well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Valuation of rental properties As described in Notes 3, 4 and 6 to the consolidated financial statements, the Company had $11,446 million of rental properties as of December 31, 2022. Rental properties are recorded at fair value typically based on comparable sales primarily using a combination of Broker Price Opinion (BPO) and adjusted Home Price Index (adjusted HPI) (the valuation methodology). BPOs are obtained when a property is first included in a securitization or other long-term financing vehicle and are quoted by qualified brokers. The qualified brokers value each property based on recent comparable sales and active comparable listings in the area. Adjusted HPI is used to update the value, on a quarterly basis, of homes that were most recently valued using a BPO as well as homes held for more than six months following initial acquisition. The Home Price Index (HPI) is based on a comparable sales model using real estate information databases

89 2022 ANNUAL REPORT TRICON RESIDENTIAL compiled from public records. HPI is adjusted based on management’s judgment informed by recent transactions and other relevant factors. BPO and adjusted HPI used to determine the fair value of rental properties involve estimation by management related to recent comparable sales and active comparable listings and the adjustment applied to HPI. The principal considerations for our determination that performing procedures relating to valuation of rental properties is a critical audit matter are the judgment by management to determine the fair value of the rental properties, which involved estimation by management related to recent comparable sales and active comparable listings and the adjustment applied to HPI. This has resulted in a high degree of subjectivity, auditor judgment and effort in performing procedures and evaluating management’s judgment. The audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of rental properties. These procedures also included, among others, testing management’s process for estimating the fair value of the rental properties and evaluating the sufficiency of the disclosures made in the consolidated financial statements, particularly with regard to the sensitivity of the adjusted HPI. Testing management’s process included (i) the involvement of professionals with specialized skill and knowledge to assist in assessing the appropriateness of management’s valuation methodology and evaluating the reasonableness of recent comparable sales and active comparable listings used in the BPO by benchmarking them to market data, (ii) evaluating the reasonableness of adjusted HPI by recalculating the adjusted HPI using an independent source and considering recent transactions and other relevant factors, and (iii) testing the completeness and accuracy of underlying data used in the valuation of rental properties. /s/PricewaterhouseCoopers LLP Chartered Professional Accountants, Licensed Public Accountants Toronto, Canada February 28, 2023 We have served as the Company’s auditor since 2010.

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	Notes	December 31, 2022	December 31, 2021
ASSETS			
Non-current assets			
Rental properties	6	$ 11,445,659	$ 7,978,396
Equity-accounted investments in multi-family rental properties	7	20,769	199,285
Equity-accounted investments in Canadian residential developments	8	106,538	98,675
Canadian development properties	9	136,413	133,250
Investments in U.S. residential developments	10	138,369	143,153
Restricted cash		117,300	123,329
Goodwill	13	29,726	29,726
Deferred income tax assets	14	75,062	96,945
Intangible assets	24	7,093	9,324
Other assets	25	96,852	84,749
Derivative financial instruments	21	10,358	363
Total non-current assets		**12,184,139**	**8,897,195**
Current assets			
Cash		204,303	176,894
Amounts receivable	18	24,984	41,582
Prepaid expenses and deposits		37,520	32,946
Total current assets		**266,807**	**251,422**
Total assets		**$ 12,450,946**	**$ 9,148,617**
LIABILITIES			
Non-current liabilities			
Long-term debt	19	$ 4,971,049	$ 3,662,628
Due to Affiliate	20	256,824	256,362
Derivative financial instruments	21	51,158	230,305
Deferred income tax liabilities	14	591,713	461,689
Limited partners' interests in single-family rental business	26	1,696,872	947,452
Long-term incentive plan	31	25,244	21,431
Performance fees liability	32	39,893	48,358
Other liabilities	27	30,035	28,958
Total non-current liabilities		**7,662,788**	**5,657,183**
Current liabilities			
Amounts payable and accrued liabilities	12	138,273	102,954
Resident security deposits		79,864	56,785
Dividends payable	28	15,861	15,821
Current portion of long-term debt	19	757,135	254,805
Total current liabilities		**991,133**	**430,365**
Total liabilities		**8,653,921**	**6,087,548**
Equity			
Share capital	29	2,124,618	2,114,783
Contributed surplus		21,354	22,790
Cumulative translation adjustment		6,209	22,842
Retained earnings		1,638,068	893,379
Total shareholders' equity		3,790,249	3,053,794
Non-controlling interest		6,776	7,275
Total equity		**3,797,025**	**3,061,069**
Total liabilities and equity		**$ 12,450,946**	**$ 9,148,617**

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

David Berman

Michael Knowlton

90 2022 ANNUAL REPORT TRICON RESIDENTIAL

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)

For the years ended	Notes	December 31, 2022	December 31, 2021[1]
Revenue from single-family rental properties	15	**$ 645,585**	**$ 445,915**
Direct operating expenses	23	(209,089)	(149,940)
Net operating income from single-family rental properties		436,496	295,975
Revenue from private funds and advisory services	16	**$ 160,088**	**$ 50,693**
Income from equity-accounted investments in multi-family rental properties	7	1,550	2,255
Income from equity-accounted investments in Canadian residential developments	8	11,198	8,200
Other income	17	10,886	4,786
Income from investments in U.S. residential developments	10	16,897	31,726
Compensation expense	31	(99,256)	(89,951)
Performance fees expense	32	(35,854)	(42,272)
General and administration expense		(58,991)	(41,420)
Loss on debt modification and extinguishment	19, 22	(6,816)	(3,497)
Transaction costs		(18,537)	(13,260)
Interest expense	22	(213,932)	(147,680)
Fair value gain on rental properties	6	858,987	990,575
Fair value (loss) gain on Canadian development properties	9	(440)	10,098
Fair value gain (loss) on derivative financial instruments and other liabilities	21	184,809	(220,177)
Amortization and depreciation expense	24, 25	(15,608)	(12,129)
Realized and unrealized foreign exchange gain (loss)		498	(2,934)
Net change in fair value of limited partners' interests in single-family rental business	26	(297,381)	(185,921)
		338,010	288,399
Income before income taxes from continuing operations		**$ 934,594**	**$ 635,067**
Income tax recovery – current	14	33,959	43,427
Income tax expense – deferred	14	(189,179)	(219,137)
Net income from continuing operations		**$ 779,374**	**$ 459,357**
Income (loss) before income taxes from discontinued operations	5, 7	37,738	(4,146)
Income tax expense – current	5	(43,114)	(46,502)
Income tax recovery – deferred	5	40,482	40,818
Net income (loss) from discontinued operations		**35,106**	**(9,830)**
Net income		**$ 814,480**	**$ 449,527**
Attributable to:			
Shareholders of Tricon		808,941	445,255
Non-controlling interest		5,539	4,272
Net income		**$ 814,480**	**$ 449,527**
Other comprehensive income			
Items that will be reclassified subsequently to net income			
Cumulative translation reserve		(16,633)	(553)
Comprehensive income for the year		**$ 797,847**	**$ 448,974**
Attributable to:			
Shareholders of Tricon		792,308	444,702
Non-controlling interest		5,539	4,272
Comprehensive income for the year		**$ 797,847**	**$ 448,974**
Basic earnings per share attributable to shareholders of Tricon			
Continuing operations	30	$ 2.82	$ 2.07
Discontinued operations	30	0.13	(0.04)
Basic earnings per share attributable to shareholders of Tricon		**$ 2.95**	**$ 2.03**
Diluted earnings per share attributable to shareholders of Tricon			
Continuing operations	30	$ 1.98	$ 2.05
Discontinued operations	30	0.11	(0.05)
Diluted earnings per share attributable to shareholders of Tricon		**$ 2.09**	**$ 2.00**
Weighted average shares outstanding – basic	30	**274,483,264**	**219,834,130**
Weighted average shares outstanding – diluted	30	**311,100,493**	**222,118,737**

(1) Certain comparative figures have been adjusted to conform with the current period presentation. Refer to Note 2 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

91 2022 ANNUAL REPORT TRICON RESIDENTIAL

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars)

	Notes	Share capital	Contributed surplus	Cumulative translation adjustment	Retained earnings	Total shareholders' equity	Non-controlling interest	Total
Balance at January 1, 2022		**$ 2,114,783**	**$ 22,790**	**$ 22,842**	**$ 893,379**	**$ 3,053,794**	**$ 7,275**	**$ 3,061,069**
Net income		–	–	–	808,941	808,941	5,539	814,480
Cumulative translation reserve		–	–	(16,633)	–	(16,633)	–	(16,633)
Distributions to non-controlling interest		–	–	–	–	–	(6,038)	(6,038)
Dividends/Dividend reinvestment plan	28	3,995	–	–	(63,479)	(59,484)	–	(59,484)
Repurchase of common shares	29	(4,580)	–	–	(773)	(5,353)	–	(5,353)
Stock-based compensation	29, 31	2,655	509	–	–	3,164	–	3,164
Preferred units exchanged	20, 29	8,015	–	–	–	8,015	–	8,015
Shares reserved for restricted share awards	29	(250)	–	–	–	(250)	–	(250)
Tax adjustment for equity issuance costs	14	–	(1,945)	–	–	(1,945)	–	(1,945)
Balance at December 31, 2022		**$ 2,124,618**	**$ 21,354**	**$ 6,209**	**$ 1,638,068**	**$ 3,790,249**	**$ 6,776**	**$ 3,797,025**
Balance at January 1, 2021		**$ 1,192,963**	**$ 19,738**	**$ 23,395**	**$ 499,000**	**$ 1,735,096**	**$ 8,142**	**$ 1,743,238**
Net income		–	–	–	445,255	445,255	4,272	449,527
Bought deal offering	29	161,842	–	–	–	161,842	–	161,842
Cumulative translation reserve		–	–	(553)	–	(553)	–	(553)
U.S. initial public offering and private placement	29	547,605	–	–	–	547,605	–	547,605
Distributions to non-controlling interest		–	–	–	–	–	(5,139)	(5,139)
Dividends/Dividend reinvestment plan	28, 29	5,674	–	–	(50,876)	(45,202)	–	(45,202)
Debentures conversion	29	206,798	–	–	–	206,798	–	206,798
Stock-based compensation	29, 31	2,957	3,052	–	–	6,009	–	6,009
Shares reserved for restricted share awards	29, 31	(3,056)	–	–	–	(3,056)	–	(3,056)
Balance at December 31, 2021		**$ 2,114,783**	**$ 22,790**	**$ 22,842**	**$ 893,379**	**$ 3,053,794**	**$ 7,275**	**$ 3,061,069**

The accompanying notes are an integral part of these consolidated financial statements.

92 2022 ANNUAL REPORT TRICON RESIDENTIAL

93 2022 ANNUAL REPORT TRICON RESIDENTIAL CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of U.S. dollars) For the years ended Notes December 31, 2022 December 31, 2021 CASH PROVIDED BY (USED IN) Operating activities Net income $ 814,480 $ 449,527 Net (income) loss from discontinued operations 5 (35,106) 9,830 Adjustments for non-cash items 37 (473,961) (301,679) Cash paid for AIP, LTIP and performance fees, net of equity contribution 31, 32 (78,828) (24,996) Advances made to investments 7, 8, 10 (26,255) (36,795) Distributions received from investments 7, 8, 10 47,873 71,916 Changes in non-cash working capital items 37 18,567 (48,874) Net cash provided by operating activities from continuing operations 266,770 118,929 Net cash provided by operating activities from discontinued operations 3,499 (12) Net cash provided by operating activities $ 270,269 $ 118,917 Investing activities Acquisition of rental properties 6 (2,362,185) (1,835,235) Capital additions to rental properties 6 (326,460) (196,572) Disposition of rental properties 6 80,369 34,528 Disposition of Bryson MPC Holdings LLC 17 11,041 – Additions to fixed assets and other non-current assets 9, 25 (35,983) (32,875) Net cash used in investing activities from continuing operations (2,633,218) (2,030,154) Net cash provided by investing activities from discontinued operations 212,637 421,774 Net cash used in investing activities $ (2,420,581) $ (1,608,380) Financing activities Lease payments 27, 38 (3,070) (2,466) (Repurchase) issuance of common shares 29 (5,353) 700,274 Proceeds from corporate borrowing 38 300,000 239,212 Repayments of corporate borrowing 38 (301,453) (262,335) Proceeds from rental and development properties borrowing 38 3,967,704 2,228,218 Repayments of rental and development properties borrowing 38 (2,172,410) (1,523,625) Dividends paid 28 (59,444) (40,022) Change in restricted cash 6,029 (25,295) Contributions from limited partners 26 489,387 479,142 Distributions to limited partners 26 (37,348) (73,916) Distributions to non-controlling interests (6,038) (5,139) Net cash provided by financing activities from continuing operations 2,178,004 1,714,048 Net cash used in financing activities from discontinued operations – (102,849) Net cash provided by financing activities $ 2,178,004 $ 1,611,199 Effect of foreign exchange rate difference on cash (283) 6 Change in cash during the year 27,409 121,742 Cash – beginning of year 176,894 55,152 Cash – end of year $ 204,303 $ 176,894 Supplementary information Cash paid on Income taxes $ 872 $ 736 Interest $ 184,862 $ 146,102 The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 94 2022 ANNUAL REPORT TRICON RESIDENTIAL 1. NATURE OF BUSINESS Tricon Residential Inc. (“Tricon” or the “Company”) is an owner and operator of a growing portfolio of approximately 36,000 single-family rental homes located primarily in the U.S. Sun Belt. The Company also invests in adjacent residential businesses which include multi-family rental properties in Canada and residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing third-party capital associated with its businesses. Tricon was incorporated on June 16, 1997 under the Business Corporations Act (Ontario) and its head office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7. The Company is domiciled in Canada. Tricon became a public company in Canada on May 20, 2010 and completed an initial public offering of its common shares in the U.S. on October 12, 2021. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange. These consolidated financial statements were approved for issue on February 28, 2023 by the Board of Directors of Tricon. 2. BASIS OF PRESENTATION Preparation of consolidated financial statements The consolidated financial statements are prepared on a going-concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency. All financial information is presented in thousands of U.S. dollars except where otherwise indicated. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The estimates involving a high degree of judgment or complexity, or estimates where assumptions are significant to the consolidated financial statements, are disclosed in Note 4. These consolidated financial statements have been prepared under the historical cost convention, except for: (i) Rental properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income; (ii) Canadian development properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income; (iii) Certain investments in U.S. residential developments, which are accounted for as equity investments, are recorded at fair value through profit or loss, as permitted by IAS 28, Investments in Associates and Joint Ventures (“IAS 28”); (iv) Derivative financial instruments, which are recorded at fair value through profit or loss; and (v) Limited partners’ interests, which are recorded at fair value through profit or loss. On October 18, 2022, the Company sold its remaining 20% equity interest in Tricon US Multi-Family REIT LLC. Accordingly, the Company reclassified the current- and prior-year results and cash flows of the U.S. multi-family rental investment as discontinued operations separate from the Company’s continued operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”) (see Note 5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

	ACCOUNTING		PRESENTATION		
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental					
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation			
SFR JV-2	Controlled subsidiary	Consolidation			
Multi-Family Rental					
U.S. multi-family[1]	Divested in October 2022	Equity method	Divested in October 2022	Income from discontinued operations	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A
Canadian residential developments					
The Shops of Summerhill	Controlled subsidiary	Consolidation	Canadian development properties	Other income	N/A
The James (Scrivener Square)					N/A
57 Spadina (The Taylor)	Investments in associate	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL – Block 8 (Canary Landing)	Joint venture	Equity method			N/A
WDL – Block 20 (Canary Landing)	Joint venture	Equity method			N/A
WDL – Blocks 3/4/7 (Canary Landing)	Joint venture	Equity method			N/A
WDL – Block 10 (Canary Landing)	Joint venture	Equity method			N/A
6–8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
Queen & Ontario	Joint venture	Equity method			N/A
Symington	Joint venture	Equity method			N/A
U.S. residential developments					
THPAS Holdings JV-1 LLC	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
THPAS Development JV-2 LLC	Investments in associates	Equity method			N/A
For-sale housing	Investments in associates	Equity method			N/A
Private Funds and Advisory					
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from private funds and advisory services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity

(1) On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in the U.S. multi-family rental portfolio (Note 5).

95 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Changes to comparative figures

Certain comparative figures have been adjusted to conform with the current period presentation, as shown in the table below. There was no impact on the net income and comprehensive income of the Company as a result of this change in presentation.

(in thousands of U.S. dollars)	As previously reported	Reclassify resident recoveries[1]	Reclassify income from discontinued operations[2]	Reclassify tax expense – deferred to continuing operations[3]	As adjusted
For the year ended December 31, 2021					
Revenue from single-family rental properties	$ 441,743	$ 4,172	$ –	–	445,915
Direct operating expenses	(145,768)	(4,172)	–	–	(149,940)
Income from equity-accounted investments in multi-family rental properties	75,333	–	(73,078)	–	2,255
Income (loss) before taxes from discontinued operations	(77,224)	–	73,078	–	(4,146)
Income tax expense – deferred	(234,483)	–	–	15,346	(219,137)
Income tax recovery – deferred	56,164	–	–	(15,346)	40,818

(1) Resident recoveries previously recorded as a reduction in direct operating expenses have been reclassified to revenue from single-family rental properties (Note 15).

(2) In accordance with IFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, the Company reclassified the prior-period income from equity-accounted investments in U.S. multi-family rental properties as discontinued operations, separate from the Company's continuing operations (Note 5).

(3) The Company reclassified previously recorded deferred income tax expense relating to U.S. multi-family rental properties from continuing operations to discontinued operations (Note 5).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied in the preparation of these consolidated financial statements.

Consolidation

The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The accounting policies of subsidiaries have been modified where necessary to align them with the policies adopted by the Company. When the Company does not own all of the equity in a subsidiary, the non-controlling equity interest is disclosed in the consolidated balance sheet as a separate component of total equity. A non-controlling interest may also be classified as a financial liability if the non-controlling interest contains an option or a redemption feature, which is the case for SFR JV-1, SFR JV-2 and SFR JV-HD. All intra-group balances and transactions are eliminated upon consolidation.

The Company currently consolidates Tricon Single-Family Rental REIT LLC and its wholly-owned subsidiaries, along with SFR JV-1, SFR JV-2 and SFR JV-HD (collectively, the "single-family rental" business), and The James (Scrivener Square) and The Shops of Summerhill (collectively, the "Canadian development properties").

Joint arrangements and interests in associates

Investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor. Joint operations are accounted for using proportionate consolidation as per IFRS 11, *Joint Arrangements* ("IFRS 11"), while joint ventures apply the equity method in accordance with IAS 28.

Interests in associates – equity method of accounting

An associate is an entity over which the Company has significant influence, but not control (or joint control), in accordance with IAS 28. Generally, the Company is considered to exert significant influence when it holds, directly or indirectly, 20% or more of the voting power of the investee. However, determining significant influence is a matter of judgment and specific circumstances.

Joint ventures – equity method of accounting

A joint venture is a joint arrangement under which the investors have joint control through a separate legal entity established and hold an interest in the net assets (as opposed to a direct interest in the underlying project). The Company accounts for its joint ventures using the equity method.

96 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Under the equity method, a contribution to an investee is initially recognized at cost and adjusted thereafter to recognize the Company's share of profit or loss of the investee in accordance with Tricon's accounting policies. Distributions received from an investee reduce the carrying amount of the investment.

The Company's associates and joint ventures that are equity-accounted include the following investments in multi-family rental properties, U.S. residential developments and Canadian residential developments:

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %(1)
Associates					
592 Sherbourne LP (The Selby)	Limited Partnership	Canada	Canada	15%	50%
57 Spadina LP (The Taylor)	Limited Partnership	Canada	Canada	30%	50%
THPAS Development JV-2 LLC	Limited Partnership	USA	USA	20%	50%
Joint ventures					
WDL 3/4/7 LP	Limited Partnership	Canada	Canada	33%	33%
WDL 8 LP	Limited Partnership	Canada	Canada	33%	33%
WDL 20 LP	Limited Partnership	Canada	Canada	33%	33%
DKT B10 LP	Limited Partnership	Canada	Canada	33%	33%
6–8 Gloucester LP (The Ivy)	Limited Partnership	Canada	Canada	47%	50%
Queen Ontario LP	Limited Partnership	Canada	Canada	10%	50%
Symington LP	Limited Partnership	Canada	Canada	10%	50%

(1) In respect of major decisions only.

The Company's investments in U.S. residential developments meet the definition of associates per IAS 28; however, Tricon has elected to apply the exception in paragraph IAS 28.36A, which permits a non-investment company investor to elect to retain investment entity accounting for associates that themselves qualify as investment entities, where applicable.

Under IFRS 10, *Consolidated Financial Statements* ("IFRS 10"), an investment entity is an entity that (i) obtains funds from one or more investors for the purpose of providing them with investment management services, (ii) commits to its investors that its business purpose is to invest funds solely for returns from capital appreciation, investment income (including rental income), or both, and (iii) measures and evaluates the performance of substantially all of its investments on a fair value basis.

The following associates meet the definition of an investment entity, and therefore, all of their project assets held through subsidiaries are measured at fair value.

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %(1)	Dissolution date(2)	Remaining extension period (years)
Associates							
Tricon Housing Partners US LP(3)	Limited Partnership	USA	USA	68%	68%	7/1/2022	–
Tricon Housing Partners US Syndicated Pool II LP	Limited Partnership	USA	USA	20%	50%	3/2/2024	2
Tricon Housing Partners US II LP(3),(4)	Limited Partnership	USA	USA	8%	> 50%	12/31/2023	–
Tricon Housing Partners Canada III LP(3)	Limited Partnership	Canada	Canada	10%	> 50%	3/22/2022	–
CCR Texas Equity LP	Limited Partnership	USA	USA	10%	50%	12/31/2023	1
Vistancia West Equity LP	Limited Partnership	USA	USA	7%	50%	12/31/2025	–
Conroe CS Texas Equity LP(5)	Limited Partnership	USA	USA	10%	50%	N/A	N/A
Arantine Hills Equity LP(5)	Limited Partnership	USA	USA	7%	50%	N/A	N/A
Viridian Equity LP	Limited Partnership	USA	USA	18%	50%	12/31/2027	1
McKinney Project Equity LLC	Limited Partnership	USA	USA	44%	50%	N/A	N/A
THPAS Holdings JV-1 LLC	Limited Partnership	USA	USA	11%	50%	N/A	N/A

(1) In respect of major decisions only.

(2) Dissolution date is the date on which the Investment Vehicle is required to commence its liquidation process under its constating documents and may be subject to extension either pursuant to those documents or with the consent of investors in the vehicle. Some vehicles will conduct their liquidation by operating their remaining projects through to completion with no substantive changes to the business plan.

(3) For the purposes of analysis under IFRS, it was determined that Tricon acts primarily as an agent for the benefit of its investors in these partnership entities, and thus Tricon does not control these entities in accordance with the criteria set out in IFRS 10.

(4) Tricon Housing Partners US II LP obtained a one-year extension from the limited partners of the fund subsequent to year-end.

(5) Conroe CS Texas Equity LP and Arantine Hills Equity LP were recapitalized during the year and have no fixed dissolution date under their revised constating documents.

97 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 98 2022 ANNUAL REPORT TRICON RESIDENTIAL Structured entity – unconsolidated A structured entity is an entity created to accomplish a narrow and well-defined objective. Those entities’ activities are restricted to the extent that they are, in essence, not directed by voting or similar rights. The Company concluded that Tricon PIPE LLC is a structured entity as it was created for the sole purpose of issuing its preferred units to investors and offering financing to the Company (Note 20), and the Company does not have exposure to variable returns related to its involvement in the entity or make the relevant decisions for the entity. Under IFRS 10, such a structured entity does not meet the criteria for control and is not required to be consolidated. Business combination The Company assesses whether an acquisition transaction should be accounted for as an asset acquisition or a business combination under IFRS 3, Business Combinations (“IFRS 3”). A business combination is defined as an acquisition of assets and liabilities that constitute a business that is an integrated set of activities consisting of inputs (such as assets), and processes that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. The Company applies the acquisition method to account for business combinations in accordance with IFRS 3. The consideration transferred for the acquisition of the business is the fair value of the assets transferred net of the liabilities assumed, any non- controlling interest in the acquiree, as well as any goodwill or bargain purchase gain recognized and measured by the Company. These identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. All acquisition costs associated with a transaction identified as a business combination are expensed as incurred. Goodwill Goodwill arises on the acquisition (or deemed acquisition) of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of any non-controlling interest in the acquiree. Upon initial recognition, goodwill is allocated to the cash-generating unit to which it relates. The Company identifies a cash-generating unit (“CGU”) as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. For example, a CGU can be an individual property or a group of properties. Goodwill acquired in business combinations is allocated to the CGUs that are expected to benefit from the synergies of that business combination. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The Company’s goodwill impairment test is performed at the CGU level as it is the lowest level within the Company at which goodwill is monitored for internal management purposes. Any goodwill impairment is recognized immediately as an expense in the consolidated statements of comprehensive income in the period in which it arises and is not subsequently reversed. Rental properties The Company’s rental properties consist of single-family rental homes held to earn rental income. At the time of the acquisition of a property, the Company applies judgment when determining if the acquisition is an asset acquisition or a business combination. The Company classifies its acquisitions as asset acquisitions when it acquires a single asset (or a group of similar assets) and it has not assumed any employees or acquired an operating platform. Where the Company has concluded that it has acquired an asset, the Company uses the asset purchase model whereby the initial cost of a rental property is comprised of its purchase price and any directly attributable expenditures. Directly attributable expenditures include transaction costs such as due diligence costs, appraisal fees, environmental fees, legal fees, land transfer taxes and brokerage fees. Subsequent to initial recognition, rental properties are recorded at fair value in accordance with IAS 40, Investment Property (“IAS 40”). Fair value is determined based on a combination of internal and external processes and valuation techniques according to the valuation policy discussed in Note 6. Gains or losses arising from changes in the fair value and capitalized costs of rental properties are recorded in the consolidated statements of comprehensive income in the period in which they arise. In determining whether certain costs are additions to the carrying amount of rental properties or period expenses, management applies judgment based on whether these costs are incurred to enhance the service potential of the property. All costs associated with upgrading and extending the economic life of the existing properties, including internal amounts that are directly attributable to a specific rental property, other than ordinary repairs and maintenance, are capitalized to rental property. Rental income and operating expenses from rental properties are reported within rental revenue and direct operating expenses incurred for rental properties, respectively, in the consolidated statements of comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 99 2022 ANNUAL REPORT TRICON RESIDENTIAL Foreign currency translation Currency translation Foreign currency transactions (Canadian dollar) are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the consolidated statements of comprehensive income. Consolidated entities For subsidiaries that are required to be consolidated, the results and financial position of those subsidiaries with a functional currency different from the presentation currency are translated into the presentation currency as follows: (i) assets and liabilities are translated at the closing rate at the date of the balance sheet; (ii) income and expenses are translated at average exchange rates. The Company uses monthly average exchange rates due to the volume of transactions each month; and (iii) all resulting exchange differences are recognized in other comprehensive income. Other assets Other assets include fixed assets, leasehold improvements and right-of-use assets. Fixed assets and leasehold improvements Fixed assets (building, property-related systems software, vehicles, furniture and office equipment and computer equipment) and leasehold improvements are accounted for at cost less accumulated depreciation and impairment. Leasehold improvements are amortized on a straight-line basis over their useful lives, which are typically their lease terms. All other depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, as follows: Building 30 years Furniture, computer and office equipment 2–7 years Property-related systems software 15 years Vehicles and other 5–7 years The estimated useful lives of fixed assets are reviewed and adjusted, if appropriate, at each financial year-end. As described below under Impairment of non-financial assets, fixed assets are also reviewed at each balance sheet date to determine whether there is an indication of impairment. Right-of-use assets and lease liabilities At the lease commencement date, a right-of-use asset and lease liability are recognized on the consolidated balance sheets for all leases, with the exception of short-term and low-value leases. The right-of-use assets and lease liabilities are initially measured at the present value of the lease payments, which includes reasonably certain extension options. Lease payments are apportioned between the implicit finance charge and the implicit repayment of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of comprehensive income using the effective interest method. Right-of-use assets are amortized on a straight-line basis over their lease terms and are accounted for at cost less accumulated amortization and reviewed at each balance sheet date to determine whether there is an indication of impairment. Intangible assets Intangible assets include capitalized placement fees, customer relationship and contractual development fees. Placement fees represent costs incurred to secure investment management contracts. Performance fee rights represent costs incurred to obtain rights to receive future performance fees from joint venture projects. These are accounted for as intangible assets carried at cost less accumulated amortization. Amortization is recorded using the straight-line method and is based on the estimated useful lives of the associated joint ventures, which are generally eight years. The customer relationship intangible relates to the Company’s ownership of The Johnson Companies LP (“Johnson”), in which Tricon owns a 50.1% interest, and represents an estimate of the potential management fees, development fees and commissions that Tricon could collect, based on potential future projects resulting from Johnson’s existing customer relationships at the time of the acquisition of Johnson, and as such are considered to be definite-life intangibles. Similarly, the contractual development fee intangibles from Johnson represent an estimate of the future lot development fees and commissions that Tricon expects to collect over the lives of the projects that Johnson managed at the time of acquisition. They are amortized by project over the estimated periods that the Company expects to collect these fees, which is approximately seven years for both management fees and lot development fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 100 2022 ANNUAL REPORT TRICON RESIDENTIAL Impairment of non-financial assets Assets that are subject to amortization and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest CGU level. Non-financial assets are reviewed for possible impairment or reversal of a previously recorded impairment as at each reporting date. Financial instruments Financial assets The Company’s financial assets are comprised of cash, restricted cash, amounts receivable and derivative financial instruments. Financial assets within the scope of IFRS 9, Financial Instruments (“IFRS 9”) are initially measured at fair value and subsequently classified and measured in one of three categories in accordance with IFRS 9: amortized cost, fair value through other comprehensive income (“FVOCI”) or FVTPL. Transaction costs related to derivative financial instruments are expensed as incurred and charged to income within the consolidated statements of comprehensive income. Gains and losses arising from changes in the fair value of derivative financial instruments are presented in the consolidated statements of comprehensive income together with gains and losses arising from changes in the fair value of other liabilities. Financial assets and liabilities classified and measured at FVTPL are presented within changes in operating assets and liabilities in the consolidated statements of cash flows. Financial assets are derecognized only when the contractual rights to the cash flows from the financial assets expire or the Company transfers substantially all of the risks and rewards of ownership. The Company assesses, at each balance sheet date, whether or not there is an expected credit loss with respect to amounts receivable. If in a subsequent period the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed, to the extent that the carrying value of the receivable does not exceed its amortized cost at the reversal date. Any subsequent reversal of an impairment loss is recognized in net income. Financial liabilities The Company’s financial liabilities consist of amounts payable and accrued liabilities, resident security deposits, dividends payable, debt, convertible debentures, Due to Affiliate, derivative financial instruments, limited partners’ interests in single-family rental business and other liabilities. Financial liabilities within the scope of IFRS 9 are initially measured at fair value and subsequently classified and measured at FVTPL or amortized cost, as appropriate. A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. Interest expense is accounted for using the effective interest rate method. The effective interest rate method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the expected life of the instrument. The effective interest rate is the rate that discounts estimated future cash payments or receipts throughout the expected life of the financial instrument, or a shorter period where appropriate, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Gains or losses from the modification of borrowing terms during the year are recognized over the remaining life of the borrowing by adjusting the effective interest rate, on the basis that the terms and conditions of the liability remained largely unchanged. Should the modification be considered substantial, the original financial liability is derecognized and a new financial liability is recognized at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Derivative financial instruments

Derivative financial instruments, which are primarily comprised of the mandatory prepayment provision related to the Due to Affiliate, the exchange and redemption provisions of the underlying preferred units (Note 21), are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value with the resulting gain or loss reflected in net income. Derivatives are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including prices available from exchanges, over-the-counter markets and consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures or estimated from historical data or other sources. Any directly attributable transaction costs are allocated between the derivative and the host liability component, and the portion attributed to the derivative is expensed in the consolidated statements of comprehensive income.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported on the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As of December 31, 2022, the Company does not have any assets or liabilities that are subject to an offsetting agreement.

Limited partners' interests in single-family rental business

The interests of the limited partners in the following subsidiaries are recognized as financial liabilities in accordance with IAS 32, *Financial Instruments: Presentation* ("IAS 32"):

Investment Vehicle	Subsidiary	Limited partners' ownership interest %
SFR JV-1	SFR JV-1 Equity LLC	66.3%
	SFR JV-1 LP	66.3%
	SFR JV-1 REIT 1 LLC	49.5%
	SFR JV-1 REIT 2 LLC	49.5%
	SFR JV-1 Holding LP	49.5%
SFR JV-2	SFR JV-2 Equity LLC	70.7%
	SFR JV-2 LP	70.7%
	SFR JV-2 REIT 1 LLC	49.5%
	SFR JV-2 REIT 2 LLC	49.5%
	SFR JV-2 Holdings LP	49.5%
SFR JV-HD	SFR JV-HD Equity LLC	66.3%
	SFR JV-HD LP	66.3%
	SFR JV-HD REIT 1 LLC	49.5%
	SFR JV-HD REIT 2 LLC	49.5%
	SFR JV-HD Holdings LP	49.5%

Limited partners' interests in single-family rental business are recorded at fair value through profit or loss and reflect the fair value of the underlying investments in SFR JV-1, SFR JV-2 and SFR JV-HD, along with any contributions by and distributions to limited partners during the period. Changes in the fair value of the limited partners' interests in single-family rental business are reflected in the consolidated statements of comprehensive income.

Cash

Cash includes cash deposited in banks. The Company maintains its cash in financial institutions with high credit quality in order to minimize its credit loss exposure.

Restricted cash

Restricted cash primarily consists of property tax reserves, capital reserves, and collateralized rent payment receipts held in bank accounts controlled by lenders.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown as a deduction, net of tax, from the proceeds.

Where the Company purchases its equity share capital to settle restricted share awards or for cancellation, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company's equity holders.

101 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 102 2022 ANNUAL REPORT TRICON RESIDENTIAL Earnings per share Basic Basic earnings per share is determined using the weighted average number of shares outstanding including vested deferred share units, taking into account on a retrospective basis any increases or decreases caused by share splits or reverse share splits occurring after the reporting period, but prior to the consolidated financial statements being authorized for issue. Diluted The Company considers the effects of stock compensation, convertible debentures and exchange rights in connection with the preferred unit issuance of Tricon PIPE LLC in calculating diluted earnings per share. Diluted earnings per share is calculated by adjusting net income attributable to shareholders of the Company and the weighted average number of shares outstanding based on the assumption of the conversion of all potentially dilutive shares on a weighted average basis from the beginning of the year or, if later, the date the stock compensation, convertible debentures or conversion rights were issued to the balance sheet date. Dividends Dividends on common shares are recognized in the consolidated financial statements in the period in which the dividends are approved by Tricon’s Board of Directors. Current and deferred income taxes Income tax expense includes current and deferred income taxes. Income tax expense is recognized in the consolidated statements of comprehensive income, except to the extent that it relates to items recognized directly in equity, in which case the tax is also recognized directly in equity. Current income taxes are the expected taxes payable on the taxable income for the period, using income tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years. The Company uses the liability method to recognize deferred income taxes on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax assets are only recorded if it is probable that they will be realized. Enacted or substantively enacted rates in effect at the consolidated balance sheet date that are expected to apply when the deferred income tax asset is realized or the deferred tax liability is settled are used to calculate deferred income taxes. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Revenue Revenue from single-family rental properties Revenue recognition under a lease commences when a resident has a right to use the leased asset, which is typically when the resident takes possession of, or controls the physical use of, the leased property. Generally, this occurs on the lease commencement date. Lease contracts with residents normally include lease and non-lease components, which may be bundled into one fixed gross lease payment. Lease revenue earned directly from leasing the homes is recognized and measured on a straight-line basis over the lease term in accordance with IFRS 16, Leases (“IFRS 16”). Leases for single-family rental homes are generally for a term of one to two years. Ancillary revenue is income the Company generates from providing services that are not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees. Ancillary revenue is measured at the amount of consideration which the Company expects to receive in exchange for providing services to a resident. Ancillary revenue is included with revenue from single-family rental properties in the consolidated statements of comprehensive income, and the details of revenue, including ancillary income, are discussed in Note 15. In addition to revenue generated from the lease component, revenue from single-family rental properties includes a non-lease component earned from the residents, which is recognized under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties. These services represent a single performance obligation and revenue is recognized over time as the services are provided, regardless of when the payment is received. Revenue from rental properties is allocated to non-lease components using a cost-plus margin approach whereby the Company separates the operating costs that pertain to the services provided to the residents and applies a reasonable profit margin. The Company has concluded that it is the principal in all of its revenue arrangements since it controls the specified goods or services before those goods or services are transferred to customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 103 2022 ANNUAL REPORT TRICON RESIDENTIAL Revenue from private funds and advisory services The Company’s vertically integrated management platform provides asset management, development management and property management services. The Company provides asset management services to joint venture partners and third-party investors for which it earns market- based fees in connection with its businesses in the U.S. and Canada. These contractual fees are typically 1–2% of committed or invested capital throughout the lives of the Investment Vehicles under management. The Company may also earn performance fees once targeted returns are achieved by an Investment Vehicle. The Company recognizes performance fees only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle. The Company also earns development management and advisory service fees from third parties and/or related parties. Development management and advisory services are satisfied over time. Revenues are recognized based on the best estimate of the amounts earned for those services, which typically reflects contractual fees of 2–5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, as well as built-to-rent communities, and 4–5% of overall development costs of Canadian multi-family rental apartments. The Company includes variable consideration in the revenues only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Specifically for Johnson, consideration for these services is variable as it is dependent upon the occurrence of a future event that is the sale of the developed property. Revenue is typically recognized as the development of the property is completed, and control has been transferred to the respective buyer. These management fees earned in exchange for providing development management and advisory services are billed upon the sale of the property. The Company earns property management fees, leasing fees, acquisition and disposition fees, and construction management fees through its rental operating platform. These management services are satisfied over time and revenues are recognized as services are provided in accordance with IFRS 15. Compensation arrangements Stock option plan The Company accounts for its stock option plan by calculating the fair value of the options as of the grant date using a Black-Scholes option pricing model and observable market inputs. This fair value is recognized as compensation cost using the graded vesting method over the vesting period of the options. Annual Incentive Plan (“AIP”) The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on the achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company. Equity-based AIP awards are granted in a combination of deferred share units (“DSUs”), performance share units (“PSUs”), stock options and restricted shares, pursuant to the Company’s Deferred Share Unit Plan (“DSUP”), Performance Share Unit Plan (“PSUP”), stock option plan and Restricted Share Plan, respectively. Long-term incentive plan (“LTIP”) LTIP expense is generated from two sources: (i) up to 50% of the Company’s share of performance fees or carried interest from certain Investment Vehicles, paid in cash when received; and (ii) 15% of the income from THP1 US (a U.S. residential development Investment Vehicle), also payable in cash pursuant to amendments to the LTIP made in 2022. Amounts under the LTIP are allocated among employees in accordance with the plan. For the expense generated from the Company’s share of performance fees or carried interest from certain Investment Vehicles, the Company estimates its total liability by determining the unrealized carried interest at each reporting date based on the estimated fair value of the underlying investments. Once determined, the component that is payable to employees as part of the LTIP is recognized as LTIP liability, and the component that is payable to key management equity participants is allocated to performance fees liability (see Performance fees expense and liability below). The combined amount recognized as LTIP liability and performance fees liability represents no more than 50% of the Company’s share of unrealized carried interest for each. The actual amounts of performance fees to be received and LTIP and performance fees to be paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. The values of the LTIP liability and the performance fees liability are determined using intrinsic value or liquidation at fair value in accordance with IAS 19 – Employee Benefits (“IAS 19”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 104 2022 ANNUAL REPORT TRICON RESIDENTIAL Performance fees expense and liability Certain members of senior management participate in the potential performance fees payable in respect of certain of the Company’s managed Investment Vehicles, by having invested personal at-risk capital to subscribe for ownership interests in the entity directly or indirectly entitled to receive such performance fees. Any performance fees allocable to participating management members in respect of their equity interests in such entities is reflected as a performance fee liability or expense. Directors’ fees One-half of each independent Director’s base annual retainer is paid in DSUs which vest immediately upon their grant. An independent Director may also elect each year to receive a portion of the balance of his or her fees (including his or her base annual retainer and any additional retainer) in DSUs, which also vest on the date of their grant. Any remaining balance of such fees not payable in DSUs is paid in cash. The DSUs granted to Directors are governed by the DSUP. Reportable segments Tricon is comprised of three operating segments: Single-Family Rental, Adjacent Businesses (which includes multi-family rental properties and residential developments) and Private Funds and Advisory. Including the Company’s corporate activities, there are four reportable segments for internal and external reporting purposes. The reportable segments are business units offering different products and services, and are managed separately due to their distinct operating natures. These four reportable segments have been determined by the Company’s chief operating decision-makers (Note 33). Accounting standards and interpretations adopted Effective January 1, 2022, the Company has adopted the amendment to IFRS 3, Business Combinations, when determining what constitutes an asset or a liability in a business combination. This amendment also includes a new exception for certain liabilities and contingent liabilities and clarified that an acquirer should not recognize contingent assets at the acquisition date. The Company also adopted the amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), to account for the cost of fulfilling a contract when an onerous contract is established. The adoption of these amendments did not have a significant impact on the Company’s consolidated financial statements. Accounting standards and interpretations issued but not yet adopted In February 2021, the International Accounting Standards Board (“the IASB”) added an IFRS practice statement to IAS 1 and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). The amendments to IAS 1 and IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023. In May 2021, the IASB issued amendments to IAS 12, Income Taxes (“IAS 12”), to clarify how companies should account for deferred tax on transactions, such as leases and decommissioning obligations. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), to provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. In November 2022, the IASB further amended IAS 1 to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability as current or non-current. This amendment is effective for annual reporting periods beginning on or after January 1, 2024. There are no other relevant standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 105 2022 ANNUAL REPORT TRICON RESIDENTIAL 4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS The Company makes estimates and assumptions concerning the future. The resulting accounting estimates can, by definition, differ from the related actual results. The following are the accounting policies subject to judgments and estimation uncertainty that management believes could have a significant risk of causing material adjustments to the amounts recognized in the consolidated financial statements. Actual results could differ from these estimates and the differences may be material. Significant estimates Income taxes The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. Significant estimates are required in determining the Company’s consolidated income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions. Furthermore, deferred income tax balances are recorded using enacted or substantively enacted future income tax rates. Changes in enacted income tax rates are not within the control of management. However, any such changes in income tax rates may result in actual income tax amounts that may differ significantly from estimates recorded in deferred tax balances. Valuation of rental properties The fair values of single-family rental properties are typically determined using a combination of internal and external processes and valuation techniques according to the valuation policy as set out in Note 6. The valuation inputs are considered Level 3, as judgment is used in determining the weight to apply to inputs based on recent comparable-sales data information and whether adjustments are needed to account for unique characteristics of the assets. A change to these inputs could significantly alter the fair values of the rental properties. Fair value of investments The fair values of the Company’s investments in multi-family rental properties, Canadian residential developments, Canadian development properties and U.S. residential development associates (excluding THPAS Development JV-2 LLC) are determined using the valuation methodologies described in Notes 7, 8, 9 and 10. By their nature, these valuation techniques require the use of assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in the underlying assumptions could materially impact the determination of the fair value of a financial instrument. Imprecision in determining fair value using valuation techniques may affect the investment income recognized in a particular period. Fair value of incentive plans and participation arrangements Management is required to make certain assumptions and to estimate future financial performance in order to estimate the fair value of incentive plans and performance fees participation arrangements at each consolidated balance sheet date. The LTIP and the performance fees liability require management to estimate the net asset value of each Investment Vehicle and the corresponding changes in unrealized carried interests, which are updated on a quarterly basis. Changes in the underlying assumptions used to calculate the net asset value of each Investment Vehicle could materially impact the determination of the LTIP and the performance fees liability. Significant estimates and assumptions relating to such incentive plans and participation arrangements are disclosed in Notes 3, 31 and 32.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 106 2022 ANNUAL REPORT TRICON RESIDENTIAL Significant judgments Acquisition of rental properties The Company’s accounting policies relating to rental properties are described in Note 3. In applying these policies, judgment is exercised in determining whether certain costs are additions to the carrying amount of a rental property and whether properties acquired are considered to be asset acquisitions or business combinations. Should the purchase meet the criteria of a business combination, then transaction costs such as appraisal and legal fees are expensed immediately and included in the consolidated statements of comprehensive income. If the purchase is an asset acquisition, transaction costs form part of the purchase price and earnings are not immediately affected. Basis of consolidation The consolidated financial statements of the Company include the accounts of Tricon and its wholly-owned subsidiaries, as well as entities over which the Company exercises control on a basis other than majority ownership of voting interests within the scope of IFRS 10. Judgment is applied in determining if an entity meets the criteria of control as defined in the accounting standard. Investments in joint ventures and joint arrangements The Company makes judgments in determining the appropriate accounting for investments in other entities. These judgments include determining the significant relevant activities and assessing the level of influence Tricon has over the activities through contractual arrangements. In addition, the Company also determines whether Tricon’s rights and obligations are directly related to the assets and liabilities of the arrangement or to the net assets of the joint arrangement. Discontinued operations Note 5 describes the sale of the Company’s 20% equity interest in Tricon US Multi-Family REIT LLC and the classification of its operating results as a discontinued operation in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations (“IFRS 5”). With the sale of the Company’s remaining equity interest in Tricon US Multi-Family REIT LLC, the Company recognized performance fee income of $99,865. Whether this performance fee income should also be classified as income from discontinued operations is a significant judgment. The Company provides asset management services to third-party investors for which it earns performance fees as part of its private funds and advisory services business. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle, upon the occurrence of an event that includes the repayment of investor capital and a predetermined rate of return. Under the asset management agreement within the Investment Vehicle, the Company had estimated the performance fee to be earned after five years. The Company continues to provide services to one of the primary investors through other Investment Vehicles. Management’s assessment concluded that the performance fee income recognized from the exit of Tricon US Multi-Family REIT LLC forms part of the Company’s continuing operations as the Company would have earned the fee at the end of the investment’s life irrespective of the early exit. The Company maintains its private funds and advisory services as one of the main segments of the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 107 2022 ANNUAL REPORT TRICON RESIDENTIAL 5. DISCONTINUED OPERATIONS On October 18, 2022, the Company sold its remaining 20% equity interest in its U.S. multi-family rental portfolio (held through Tricon US Multi-Family REIT LLC), for total proceeds of $219,354, which resulted in a loss on sale of $856, net of transaction costs. In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Company reclassified the current- and prior-period results and cash flows of Tricon US Multi-Family REIT LLC as discontinued operations separate from the Company’s continuing operations. (in thousands of U.S. dollars) December 31, 2022 Total consideration $ 219,354 Net asset value on disposition (213,493) Transaction costs (6,717) Loss on sale $ (856) The Company reclassified the current- and prior-period income from equity-accounted investments in U.S. multi-family rental properties as discontinued operations, separate from the Company’s continuing operations. The profit or loss of the discontinued operations was as follows: (in thousands of U.S. dollars) 2022 2021 Revenue $ 105,641 $ 119,391 Expenses (68,680) (93,036) Fair value gain on U.S. multi-family rental properties 156,009 339,029 Net and other comprehensive income $ 192,970 $ 365,384 Tricon’s share of net income at 20% 38,594 73,078 Loss on sale (856) – Loss before income taxes from discontinued operations previously recorded(1) – (77,224) Income tax expense – current (43,114) (46,502) Income tax recovery – deferred 40,482 40,818 Net (loss) income from discontinued operations $ 35,106 $ (9,830) (1) The loss before income taxes from discontinued operations is attributable to the initial syndication of 80% of Tricon US Multi-Family REIT LLC on March 31, 2021. The table below provides a summary of the Company’s cash flows attributed to the discontinued operations. (in thousands of U.S. dollars) For the year ended December 31, 2022 December 31, 2021 Net cash provided by operating activities from discontinued operations $ 3,499 $ (12) Net cash provided by investing activities from discontinued operations 212,637 421,774 Net cash used in financing activities from discontinued operations(1) – (102,849) Change in cash during the year from discontinued operations $ 216,136 $ 318,913 (1) Includes repayments of the U.S. multi-family credit facility totalling $109,890 for the year ended December 31, 2021, net of changes in restricted cash balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

6. RENTAL PROPERTIES

Management is responsible for fair value measurements included in the financial statements, including Level 3 measurements. The valuation processes and results are reviewed and approved by the Valuation Committee once every quarter, in line with the Company's quarterly reporting dates. The Valuation Committee consists of individuals who are knowledgeable and have experience in the fair value techniques for the real estate properties held by the Company. The Valuation Committee decides on the appropriate valuation methodologies for new real estate properties and contemplates changes in the valuation methodology for existing real estate holdings. Additionally, the Valuation Committee analyzes the movements in each property's (or group of properties') value, which involves assessing the validity of the inputs applied in the valuation.

The following table presents the changes in the rental property balances for the years ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Opening balance	$ 7,978,396	$ 6,321,918
Acquisitions[1]	2,362,185	1,835,235
Capital expenditures	326,460	198,602
Fair value adjustments[2]	858,987	990,575
Dispositions[3]	(80,369)	(1,367,934)
Balance, end of year	**$ 11,445,659**	**$ 7,978,396**

(1) The total purchase price includes $3,021 (2021 – $2,720) of capitalized transaction costs in relation to the acquisitions.

(2) Fair value adjustments include realized fair value gains of $12,997 for the year ended December 31, 2022 (2021 – $409) on the single-family rental properties.

(3) Dispositions for the year ended December 31, 2021 reflect the deconsolidation of the $1,333,406 U.S. multi-family rental portfolio on March 31, 2021.

The Company used the following techniques to determine the fair value measurements included in the consolidated financial statements categorized under Level 3.

Single-family rental homes

Valuation methodology

The fair value of single-family rental homes is typically determined based on comparable sales primarily by using adjusted Home Price Index ("HPI") and periodically Broker Price Opinions ("BPOs"), as applicable. In addition, homes that were purchased in the last three to six months (or properties purchased in the year that are not yet stabilized) from the reporting date are recorded at their purchase price plus the cost of capital expenditures.

BPOs are quoted by qualified brokers who hold active real estate licenses and have market experience in the locations and segments of the properties being valued. The brokers value each property based on recent comparable sales and active comparable listings in the area, assuming the properties were all renovated to an average standard in their respective areas. The Company typically obtains a BPO when a home is first included in a securitization or other long-term financing vehicle.

Adjusted HPI is used to update the value, on a quarterly basis, of single-family rental homes that were most recently valued using a BPO as well as single-family rental homes held for more than six months following initial acquisition. The HPI is calculated based on a repeat-sales model using large real estate information databases compiled from public records. The HPI was calculated as at November 30, 2022 for rental homes acquired prior to October 1, 2022 and has been adjusted based on management's judgment informed by recent transactions and other relevant factors. The quarterly HPI change is then applied to the previously recorded fair value of the rental homes. The data used to determine the fair value of the Company's single-family rental homes is specific to the zip code in which the property is located.

Adjusted HPI growth during the quarter was 0.7%, net of capital expenditures (2021 – 5.2%). There were no homes valued using the BPO method during the quarter (2021 – 3,395 homes). This resulted in a fair value gain of $56,414 for the quarter ended December 31, 2022 (2021 – $261,676).

HPI growth during the year was 17.4% (2021 – 21.4%). Adjusted HPI growth during the year was 12.3%, net of capital expenditures, compared to 19.8% in the prior year. There were 4,166 homes valued using the BPO method during the year (2021 – 3,674 homes), and the combined methodologies of adjusted HPI and BPO resulted in a fair value gain of $858,987 for the year ended December 31, 2022 (2021 – $990,575).

Sensitivity

The adjusted HPI change during the year was 12.3% (2021 – 19.8%). If the change in the adjusted HPI increased or decreased by 2.0%, the impact on the single-family rental property balance at December 31, 2022 would be $155,924 and ($155,924), respectively (2021 – $99,015 and ($99,015)).

108 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

7. EQUITY-ACCOUNTED INVESTMENTS IN MULTI-FAMILY RENTAL PROPERTIES

As at December 31, 2021, the Company's equity-accounted investments in multi-family rental properties included a joint venture arrangement that operated a portfolio of 23 multi-family rental properties in the U.S. Sun Belt markets. Following the Company's divestiture of its interest in the U.S. multi-family rental portfolio that occurred in October 2022, the Company's equity-accounted investments in multi-family rental properties as at December 31, 2022 consisted of an investment in associate ("592 Sherbourne LP", operating as "The Selby"), a 500-suite class A multi-family rental property in Toronto, over which the Company has significant influence.

The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the years ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Opening balance	$ 199,285	$ 19,913
Initial recognition of equity-accounted investment in U.S. multi-family rental properties	–	107,895
Advances	–	453
Distributions	(3,824)	(4,428)
Income from equity-accounted investments in multi-family rental properties(1)	40,144	75,333
Disposition of equity-accounted investment in U.S. multi-family rental properties (Note 5)	(213,493)	–
Translation adjustment	(1,343)	119
Balance, end of year	**$ 20,769**	**$ 199,285**

(1) Of the $40,144 (2021 – $75,333) income from equity-accounted investments earned during the year, $38,594 (2021 – $73,078) was attributable to U.S. multi-family rental properties and reclassified to income from discontinued operations (Note 5).

The following tables present the ownership interests and carrying values of the Company's equity-accounted investments in multi-family rental properties. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

	December 31, 2022							
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)
Associate								
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$ 2,834	$ 256,854	$ 2,080	$ 115,311	$ 142,297	$ 20,769
Total			**$ 2,834**	**$ 256,854**	**$ 2,080**	**$ 115,311**	**$ 142,297**	**$ 20,769**

(1) Tricon's share of net assets of $20,769 is comprised of $21,345 as per the investees' financial statements less $576 of fair value differences arising from the initial recognition of 592 Sherbourne LP on January 1, 2020 and foreign exchange translation adjustments.

	December 31, 2021							
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)
Joint venture								
Tricon US Multi-Family REIT LLC	U.S. Sun Belt	20%	$ 12,086	$ 1,705,408	$ 29,617	$ 795,886	$ 891,991	$ 178,398
Associate								
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$ 3,042	$ 267,635	$ 2,411	$ 124,916	$ 143,350	$ 20,887
Total			**$ 15,128**	**$ 1,973,043**	**$ 32,028**	**$ 920,802**	**$ 1,035,341**	**$ 199,285**

(1) Tricon's share of net assets of $199,285 is comprised of $199,909 as per the investees' financial statements less $624 of fair value differences arising from the initial recognition of 592 Sherbourne LP on January 1, 2020 and foreign exchange translation adjustments.

109 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

		For the year ended December 31, 2022					
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income	Tricon's share of net income
Associate							
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$ 12,441	$ (8,023)	$ 5,916	$ 10,334	$ 1,550
Total			**$ 12,441**	**$ (8,023)**	**$ 5,916**	**$ 10,334**	**$ 1,550**

		For the year ended December 31, 2021					
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income	Tricon's share of net income
Joint venture							
Tricon US Multi-Family REIT LLC	U.S. Sun Belt	20%	$ 91,201	$ (66,868)	$ 341,059	$ 365,392	$ 73,078
Associate							
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$ 9,585	$ (8,442)	$ 13,884	$ 15,027	$ 2,255
Total			**$ 100,786**	**$ (75,310)**	**$ 354,943**	**$ 380,419**	**$ 75,333**

Based on the assessment of current economic conditions, there are no indicators of impairment for the Company's equity-accounted investments in multi-family rental properties as at December 31, 2022.

8. EQUITY-ACCOUNTED INVESTMENTS IN CANADIAN RESIDENTIAL DEVELOPMENTS

The Company has entered into certain arrangements in the form of jointly controlled entities and investments in associates for various Canadian multi-family rental developments. Joint ventures represent development properties held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of the partners. These arrangements are accounted for under the equity method.

The following table presents the change in the balance of equity-accounted investments in Canadian residential developments for the years ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Opening balance	$ 98,675	$ 74,955
Advances	13,360	30,089
Distributions	(10,212)	(14,772)
Income from equity-accounted investments in Canadian residential developments	11,198	8,200
Translation adjustment[1]	(6,483)	203
Balance, end of year	**$ 106,538**	**$ 98,675**

(1) During the year, the USD/CAD exchange rate fluctuated from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in a foreign currency translation adjustment of $6,483.

110 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the ownership interests and carrying values of the Company's equity-accounted investments in Canadian residential developments. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

			December 31, 2022					
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[1]
Joint ventures								
WDL 3/4/7 LP	Toronto, ON	33%	$ 2,993	$ 141,357	$ 7,721	$ 84,646	$ 51,983	$ 17,335
WDL 8 LP	Toronto, ON	33%	7,318	241,907	21,105	188,473	39,647	13,222
WDL 20 LP	Toronto, ON	33%	722	43,082	186	34,295	9,323	3,114
DKT B10 LP[2]	Toronto, ON	33%	1,290	42,111	6,669	8,507	28,225	10,885
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	1,101	100,147	4,263	52,585	44,400	20,988
Queen Ontario LP[4]	Toronto, ON	10%	5,167	121,336	806	–	125,697	12,912
Symington LP[5]	Toronto, ON	10%	688	36,038	158	22,149	14,419	1,450
			19,279	725,978	40,908	390,655	313,694	79,906
Associates								
57 Spadina LP (The Taylor)	Toronto, ON	30%	1,280	189,106	6,000	96,344	88,042	26,632
			1,280	189,106	6,000	96,344	88,042	26,632
Total			**$ 20,559**	**$ 915,084**	**$ 46,908**	**$ 486,999**	**$ 401,736**	**$ 106,538**

			December 31, 2021					
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[1]
Joint ventures								
WDL 3/4/7 LP	Toronto, ON	33%	$ 4,011	$ 117,115	$ 2,466	$ 63,372	$ 55,288	$ 18,437
WDL 8 LP	Toronto, ON	33%	7,150	176,171	13,732	141,191	28,398	9,473
WDL 20 LP	Toronto, ON	33%	760	47,401	853	40,660	6,648	2,223
DKT B10 LP[2]	Toronto, ON	33%	2,359	31,398	3,228	8,786	21,743	8,825
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	913	72,332	1,737	32,469	39,039	18,477
Labatt Village Holding LP[3]	Toronto, ON	38%	47	–	35	–	12	5
Queen Ontario LP[4]	Toronto, ON	30%	2,271	113,238	908	63,104	51,497	15,775
			17,511	557,655	22,959	349,582	202,625	73,215
Associates								
57 Spadina LP (The Taylor)	Toronto, ON	30%	907	154,984	6,014	65,787	84,090	25,460
			907	154,984	6,014	65,787	84,090	25,460
Total			**$ 18,418**	**$ 712,639**	**$ 28,973**	**$ 415,369**	**$ 286,715**	**$ 98,675**

(1) Tricon's share of net assets of $106,538 (December 31, 2021 – $98,675) is comprised of $104,364 (December 31, 2021 – $96,393) as per the investees' financial statements plus $2,174 (December 31, 2021 – $2,282) of fair value differences arising from the initial recognition on January 1, 2020 and foreign exchange translation adjustments.

(2) Tricon's share of net assets of DKT B10 LP includes the purchase price paid to third-party partners for a one-third ownership interest in the partnership.

(3) On November 12, 2021, Labatt Village Holding LP sold its 80% interest in the Labatt Village LP project partnership to the remaining joint venture partner.

(4) On April 12, 2022, the Company sold two-thirds of its original 30% equity ownership interest in Queen & Ontario to its institutional partner.

(5) On February 22, 2022, the Company entered into a new joint venture investment, Symington LP.

111 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

			For the year ended December 31, 2022				
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income (loss)	Tricon's share of net income
Joint ventures							
WDL 3/4/7 LP	Toronto, ON	33%	$ –	$ –	$ 234	$ 234	$ 78
WDL 8 LP	Toronto, ON	33%	1	(161)	13,176	13,016	4,337
WDL 20 LP	Toronto, ON	33%	–	–	–	–	–
DKT B10 LP	Toronto, ON	33%	–	(2)	238	236	79
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	–	(24)	8,019	7,995	3,759
Labatt Village Holding LP	Toronto, ON	38%	–	–	–	–	8
Queen Ontario LP	Toronto, ON	10%	114	(242)	1,676	1,548	155
Symington LP	Toronto, ON	10%	–	(12)	–	(12)	(1)
			115	(441)	23,343	23,017	8,415
Associates							
57 Spadina LP (The Taylor)	Toronto, ON	30%	133	(2,122)	10,634	8,645	2,783
Total			**$ 248**	**$ (2,563)**	**$ 33,977**	**$ 31,662**	**$ 11,198**

			For the year ended December 31, 2021				
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income (loss)	Tricon's share of net income
Joint ventures							
WDL 3/4/7 LP	Toronto, ON	33%	$ 5	$ (12)	$ 3,129	$ 3,122	$ 1,040
WDL 8 LP	Toronto, ON	33%	–	(10)	3,112	3,102	1,034
WDL 20 LP	Toronto, ON	33%	–	–	–	–	–
DKT B10 LP	Toronto, ON	33%	–	–	6,389	6,389	2,130
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	–	–	4,231	4,231	1,989
Labatt Village Holding LP	Toronto, ON	38%	–	(77)	(5,245)	(5,322)	(1,997)
Queen Ontario LP	Toronto, ON	30%	363	(163)	–	200	60
			368	(262)	11,616	11,722	4,256
Associates							
57 Spadina LP (The Taylor)	Toronto, ON	30%	–	(28)	13,171	13,143	3,944
			–	(28)	13,171	13,143	3,944
Total			**$ 368**	**$ (290)**	**$ 24,787**	**$ 24,865**	**$ 8,200**

Based on the assessment of current economic conditions, there are no indicators of impairment of the Company's equity-accounted investments in Canadian residential developments as at December 31, 2022.

112 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

9. CANADIAN DEVELOPMENT PROPERTIES

The Company's Canadian development properties include one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto. The following table presents the changes in the Canadian development properties balance for the years ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Opening balance	$ 133,250	$ 110,018
Development expenditures	12,686	12,748
Fair value adjustments	(440)	10,098
Translation adjustment[(1)]	(9,083)	386
Balance, end of year	**$ 136,413**	**$ 133,250**

(1) During the year, the USD/CAD exchange rate fluctuated from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in a foreign currency translation adjustment of $9,083.

The Company earned $1,668 of commercial rental income from The Shops of Summerhill for the year ended December 31, 2022 (2021 – $1,327), which is classified as other income.

Valuation methodology

Fair value is determined by independent appraisers who hold recognized and relevant professional qualifications and have recent experience in the location and category of the property being valued. The fair values of Canadian development properties are based on active market prices for similar development assets and the discounted cash flow methodology is used for commercial income-producing properties.

For properties under development, active market prices for land value per square foot are quoted by third-party appraisers and are adjusted for differences, incorporating the nature of the development, location or condition of the asset, as well as assumptions about the recoverability of development costs, all of which are considered to be level 3 inputs.

For commercial income-producing properties, the discounted cash flow methodology takes into consideration the present value of expected future cash flows from rental operations and the property's eventual sale.

The Canadian development properties were valued on September 1, 2022. Management has assessed the impact of any market changes that occurred subsequent to the date of the valuation and has determined the value remained valid as at December 31, 2022.

Key valuation assumptions for the Canadian development properties are set out below.

	December 31, 2022	December 31, 2021
Property under development		
Land value per square foot[(1)]	$ 258	$ 260
Commercial income-producing property		
Discount rate	4.75%	4.75%
Capitalization rate	4.50%	4.25%

(1) Equivalent to C$350 per square foot (2021 – C$330) translated to U.S. dollars at the year-end exchange rate.

Sensitivity

For the property valued using active market prices, a 5.0% increase or decrease in the appraised land value per square foot would result in a change to the fair value of $4,851 or ($4,851), respectively (2021 – $4,654 and ($4,654), respectively).

For the property valued using the discounted cash flow methodology, a 1.0% increase or decrease in discount rate would result in a change in the fair value of ($2,724) or $3,015, respectively (2021 – ($3,038) and $3,354, respectively), and a 0.25% increase or decrease in the capitalization rate would result in a change to the fair value of ($1,246) or $1,401, respectively (2021 – ($1,489) and $1,675, respectively).

113 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 114 2022 ANNUAL REPORT TRICON RESIDENTIAL 10. INVESTMENTS IN U.S. RESIDENTIAL DEVELOPMENTS The Company makes investments in U.S. residential developments via equity investments and loan advances. Advances made to investments are added to the carrying value when paid; distributions from investments are deducted from the carrying value when received. The following table presents the changes in the investments in U.S. residential developments for the years ended December 31, 2022 and December 31, 2021. (in thousands of U.S. dollars) December 31, 2022 December 31, 2021 Opening balance $ 143,153 $ 164,842 Advances(1) 15,655 6,706 Distributions (37,336) (55,744) Derecognition of investment in U.S. residential developments – (4,377) Income from investments in U.S. residential developments(2) 16,897 31,726 Balance, end of year $ 138,369 $ 143,153 Internal debt instruments $ – $ 8,629 Equity 138,369 134,524 Total investments in U.S. residential developments $ 138,369 $ 143,153 (1) Advances to U.S. residential developments for the year ended December 31, 2022 includes $2,760 in non-cash contributions related to the syndication of the Company’s investment in Bryson MPC Holdings LLC to THPAS Development JV-2 LLC (2021 – nil). (2) There were no realized gains or losses included in the income from investments in U.S. residential developments for the year ended December 31, 2022 (2021 – nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the ownership interests and carrying values of the Company's investments in U.S. residential developments. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[1]
	December 31, 2022							
Joint ventures and associates								
Tricon Housing Partners US LP	USA	68%	$ 1,236	$ 44,363	$ 118	$ –	$ 45,481	$ 27,837
Viridian Equity LP	USA	18%	4	67,659	4	–	67,659	12,140
McKinney Project Equity LLC	USA	44%	–	119,575	–	–	119,575	52,314
THPAS Holdings JV-1 LLC	USA	11%	5,545	182,490	593	–	187,442	20,829
Remaining investments[2],[3]	USA and Canada	7% – 22%	18,695	247,584	5,600	–	260,679	25,249
Total			**$ 25,480**	**$ 661,671**	**$ 6,315**	**$ –**	**$ 680,836**	**$ 138,369**

(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[1]
	December 31, 2021							
Joint ventures and associates								
Tricon Housing Partners US LP	USA	68%	$ 702	$ 41,428	$ 151	$ –	$ 41,979	$ 23,943
Tricon Housing Partners US II LP	USA	8%	9,951	45,806	7,525	–	48,232	13,301
Viridian Equity LP	USA	18%	4	117,622	4	–	117,622	21,108
McKinney Project Equity LLC	USA	44%	–	109,987	–	–	109,987	48,187
THPAS Holdings JV-1 LLC	USA	11%	13,871	109,432	834	–	122,469	13,617
Remaining investments[2]	USA and Canada	7% – 20%	2,864	170,938	14,549	–	159,253	22,997
Total			**$ 27,392**	**$ 595,213**	**$ 23,063**	**$ –**	**$ 599,542**	**$ 143,153**

(1) Tricon's share of net assets could vary significantly from its pro-rata share due to the waterfall distribution model which incorporates subordination adjustments that are governed by each venture and partnership agreement.

(2) Includes Tricon's investments in U.S. residential developments that are individually immaterial, including THPAS Development JV-2 LLC which was newly formed during the year. See Note 3 for a list of all U.S. residential development investments.

(3) Tricon's investment in Tricon Housing Partners US II LP is individually immaterial as of December 31, 2022 and has been included in Remaining investments.

115 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income	Tricon's share of net income[1]
			For the year ended December 31, 2022				
Joint ventures and associates							
Tricon Housing Partners US LP	USA	68%	$ 6,253	$ (75)	$ (1,676)	$ 4,502	$ 4,577
Viridian Equity LP	USA	18%	–	–	13,538	13,538	2,430
McKinney Project Equity LLC	USA	44%	–	–	9,588	9,588	4,128
THPAS Holdings JV-1 LLC	USA	11%	490	(2,852)	6,524	4,162	455
Remaining investments[2],[3]	USA and Canada	7% – 22%	4,324	(3,524)	49,290	50,090	5,307
Total			**$ 11,067**	**$ (6,451)**	**$ 77,264**	**$ 81,880**	**$ 16,897**

(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income	Tricon's share of net income[1]
			For the year ended December 31, 2021				
Joint ventures and associates							
Tricon Housing Partners US LP	USA	68%	$ 13,240	$ (243)	$ (7,725)	$ 5,272	$ 3,604
Tricon Housing Partners US II LP	USA	8%	1,968	(1,979)	12,161	12,150	740
Viridian Equity LP	USA	18%	–	–	40,722	40,722	7,455
McKinney Project Equity LLC	USA	44%	–	–	1,220	1,220	11,700
THPAS Holdings JV-1 LLC	USA	11%	844	(2,200)	686	(670)	652
Remaining investments[2]	USA and Canada	7% – 20%	2,483	(2,326)	64,268	64,425	7,575
Total			**$ 18,535**	**$ (6,748)**	**$ 111,332**	**$ 123,119**	**$ 31,726**

(1) Tricon's share of net income could vary significantly from its pro-rata share due to the waterfall distribution model which incorporates subordination adjustments that are governed by each venture and partnership agreement.

(2) Includes Tricon's investments in U.S. residential developments that are individually immaterial. See Note 3 for a list of all U.S. residential development investments.

(3) Tricon's investment in Tricon Housing Partners US II LP is individually immaterial as of December 31, 2022 and has been included in Remaining investments.

Based on the assessment of current economic conditions, there are no indicators of impairment of the Company's investments in U.S. residential developments as at December 31, 2022.

116 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Valuation methodology

The investments are measured at fair value (excluding THPAS Development JV-2 LLC) as determined by the Company's proportionate share of the fair value of each Investment Vehicle's net assets at each measurement date. The fair value of each Investment Vehicle's net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions. THPAS Development JV-2 LLC is measured at cost under the equity method and not recorded at fair value as the entity itself is not considered to be an investment entity.

The residential real estate development business involves significant risks that could adversely affect the fair value of Tricon's investments in for-sale housing, especially in times of economic uncertainty. Quantitative information about fair value measurements of the investments uses the following significant unobservable inputs (Level 3):

		December 31, 2022		December 31, 2021		
Valuation technique(s)	Significant unobservable input	Range of inputs	Weighted average of inputs	Range of inputs	Weighted average of inputs	Other inputs and key information
Net asset value, determined using discounted cash flow Waterfall distribution model	a) Discount rate[(1)]	8.0% – 20.0%	17.7%	8.0% – 20.0%	16.6%	Entitlement risk, sales risk and construction risk are taken into account in determining the discount rate.
	b) Future cash flow	1 – 10 years	7.2 years	1 – 9 years	6.1 years	Price per acre of land, timing of project funding requirements and distributions.
	c) Appraised value					Estimated probability of default.

(1) Generally, an increase in future cash flow will result in an increase in the fair value of debt instruments and fund equity investments. An increase in the discount rate will result in a decrease in the fair value of debt instruments and fund equity investments. The same percentage change in the discount rate will result in a greater change in fair value than the same absolute percentage change in future cash flow.

Sensitivity

For those investments valued using discounted cash flows, an increase of 2.5% in the discount rate results in a decrease in fair value of $9,445 and a decrease of 2.5% in the discount rate results in an increase in fair value of $10,629 (December 31, 2021 – ($10,647) and $11,935, respectively).

11. FAIR VALUE ESTIMATION

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on this basis, unless otherwise noted.

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are based on the degree to which inputs to fair value measurement techniques are observable by market participants:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset's or liability's anticipated life.

Level 3 – Inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

117 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Fair value measurements are adopted by the Company to calculate the carrying amounts of various assets and liabilities.

Acquisition costs, other than those related to financial instruments classified as FVTPL which are expensed as incurred, are capitalized to the carrying amount of the instrument and amortized using the effective interest method.

The following table provides information about assets and liabilities measured at fair value on the balance sheet and categorized by level according to the significance of the inputs used in making the measurements:

	December 31, 2022			December 31, 2021		
(in thousands of U.S. dollars)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets						
Rental properties (Note 6)	$ –	$ –	$ 11,445,659	$ –	$ –	$ 7,978,396
Canadian development properties (Note 9)	–	–	136,413	–	–	133,250
Investments in U.S. residential developments (Note 10)[1]	–	–	130,270	–	–	143,153
Derivative financial instruments (Note 21)	–	10,358	–	–	363	–
	$ –	**$ 10,358**	**$ 11,712,342**	**$ –**	**$ 363**	**$ 8,254,799**
Liabilities						
Derivative financial instruments (Note 21)	$ –	$ 51,158	$ –	$ –	$ 230,305	$ –
Limited partners' interests in single-family rental business	–	–	1,696,872	–	–	947,452
	$ –	**$ 51,158**	**$ 1,696,872**	**$ –**	**$ 230,305**	**$ 947,452**

(1) Excludes the Company's interest in THPAS Development JV-2 LLC, which is measured at cost under the equity method (Note 10).

There have been no transfers between levels for the year ended December 31, 2022.

Cash, restricted cash, amounts receivable, amounts payable and accrued liabilities, lease liabilities (included in other liabilities), resident security deposits and dividends payable are measured at amortized cost, which approximates fair value because they are short-term in nature.

12. AMOUNTS PAYABLE AND ACCRUED LIABILITIES

Amounts payable and accrued liabilities consist of the following:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Trade payables and accrued liabilities	$ 34,219	$ 43,488
Accrued property taxes	52,936	30,524
AIP liability (Note 31)	10,327	12,137
Income taxes payable	11,650	1,982
Interest payable	24,731	12,944
Deferred income	801	45
Current portion of lease obligations (Note 27)	3,609	1,834
Total amounts payable and accrued liabilities	**$ 138,273**	**$ 102,954**

118 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

13. GOODWILL

The goodwill recorded in the consolidated financial statements relates to the following groups of CGUs:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Johnson	$ 219	$ 219
Single-Family Rental[1]	29,507	29,507
Total goodwill	**$ 29,726**	**$ 29,726**

(1) Relates to the Tricon wholly-owned portfolio.

The Company performed its annual goodwill impairment testing associated with its Single-Family Rental CGU on December 31, 2022 by comparing the recoverable amount of the underlying properties that form the Company's wholly-owned portfolio (Note 6) and its carrying value, including the associated deferred tax liability balance. The recoverable amount was determined based on the fair value less costs of disposal of the CGU. Based on the assessment of the underlying assumptions used in fair valuation at the CGU level (Note 6), management concluded that there was no impairment of goodwill as at December 31, 2022, as the recoverable value of the CGU exceeded its carrying value.

14. INCOME TAXES

(in thousands of U.S. dollars) For the years ended December 31	2022	2021[1]
Income tax recovery – current	$ 33,959	$ 43,427
Income tax expense – deferred	(189,179)	(219,137)
Income tax expense from continuing operations	**$ (155,220)**	**$ (175,710)**
Income tax expense from discontinued operations – current	$ (43,114)	$ (46,502)
Income tax recovery from discontinued operations – deferred	40,482	40,818
Income tax expense from discontinued operations	**$ (2,632)**	**$ (5,684)**

(1) Certain comparative figures have been adjusted to conform with the current period presentation as a result of the reclassification of current- and prior-year period results of the U.S. multi-family rental investment as discontinued operations separate from the Company's continued operations in accordance with IFRS 5.

The tax on the Company's income differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

(in thousands of U.S. dollars) For the years ended December 31	2022	2021[1]
Income before income taxes from continuing operations	$ 934,594	$ 635,067
Combined statutory federal and provincial income tax rate	26.50%	26.50%
Expected income tax expense	247,667	168,293
Non-taxable gains on investments	(1,739)	(2,606)
Non-taxable (gains) losses on derivative financial instruments	(38,058)	51,590
Foreign tax rate differential[2]	(52,151)	(40,431)
Other, including permanent differences[3]	(499)	(1,136)
Income tax expense from continuing operations	**$ 155,220**	**$ 175,710**

(1) Certain comparative figures have been adjusted to conform with the current period presentation as a result of the reclassification of current- and prior-year period results of the U.S. multi-family rental investment as discontinued operations separate from the Company's continued operations in accordance with IFRS 5.

(2) The Company's single-family rental business is subject to the U.S. ordinary income tax rate of 21%, resulting in a reduction in Tricon's effective tax rate from the Canadian combined statutory income tax rate of 26.5%.

(3) Other permanent differences are comprised of non-deductible share compensation, non-deductible debentures discount amortization and non-deductible interest expense.

119 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The expected realization of deferred income tax assets and deferred income tax liabilities is as follows:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Deferred income tax assets		
Deferred income tax assets to be recovered after more than 12 months	$ 75,062	$ 96,945
Deferred income tax assets to be recovered within 12 months	–	–
Total deferred income tax assets	**$ 75,062**	**$ 96,945**
Deferred income tax liabilities		
Deferred income tax liabilities reversing after more than 12 months	$ 591,713	$ 461,689
Deferred income tax liabilities reversing within 12 months	–	–
Total deferred income tax liabilities	**$ 591,713**	**$ 461,689**
Net deferred income tax liabilities	**$ 516,651**	**$ 364,744**

The movement of the deferred income tax accounts was as follows:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Change in net deferred income tax liabilities		
Net deferred income tax liabilities, beginning of year	$ 364,744	$ 195,627
Charge to the statement of comprehensive income	148,697	178,319
Charge (credit) to equity	1,945	(9,173)
Other	1,265	(29)
Net deferred income tax liabilities, end of year	**$ 516,651**	**$ 364,744**

The tax effects of the significant components of temporary differences giving rise to the Company's deferred income tax assets and liabilities were as follows:

(in thousands of U.S. dollars)	Investments	Long-term incentive plan accrual	Performance fees liability	Issuance costs	Net operating losses	Other	Total
Deferred income tax assets							
At December 31, 2021	$ 10,731	$ 8,658	$ 10,681	$ 12,912	$ 46,997	$ 6,966	$ 96,945
Reversal	(10,731)	(649)	(1,590)	(4,189)	(3,071)	(1,653)	(21,883)
At December 31, 2022	**$ –**	**$ 8,009**	**$ 9,091**	**$ 8,723**	**$ 43,926**	**$ 5,313**	**$ 75,062**

(in thousands of U.S. dollars)	Investments	Rental properties	Deferred placement fees	Other	Total
Deferred income tax liabilities					
At December 31, 2021	$ –	$ 461,062	$ –	$ 627	$ 461,689
Addition / (Reversal)	1,505	128,658	488	(627)	130,024
At December 31, 2022	**$ 1,505**	**$ 589,720**	**$ 488**	**$ –**	**$ 591,713**

The Company believes it will have sufficient future income to realize the deferred income tax assets.

15. REVENUE FROM SINGLE-FAMILY RENTAL PROPERTIES

The components of the Company's revenue from single-family rental properties are as follows:

(in thousands of U.S. dollars) For the years ended December 31	2022	2021
Base rent	$ 520,196	$ 363,510
Other revenue[1],[2]	39,840	24,371
Non-lease component	85,549	58,034
Total revenue from single-family rental properties[2]	**$ 645,585**	**$ 445,915**

(1) Other revenue includes revenue earned on ancillary services and amenities as well as lease administrative fees.
(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $4,172, which were previously recorded as a reduction in direct operating expenses, have been reclassified to other revenue from single-family rental properties.

120 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

16. REVENUE FROM PRIVATE FUNDS AND ADVISORY SERVICES

The components of the Company's revenue from private funds and advisory services are described in the table below. Intercompany revenues and expenses between the Company and its subsidiaries, such as property management fees, are eliminated upon consolidation. Under certain arrangements, asset-based fees that are earned from third-party investors in Tricon's subsidiary entities are billed directly to those investors and are therefore not recognized in the accounts of the applicable subsidiary. These amounts are included in the asset management fees revenue recognized in the statements of comprehensive income.

(in thousands of U.S. dollars) For the years ended December 31	2022	2021
Asset management fees	$ 12,431	$ 12,719
Performance fees[1]	110,330	8,909
Development fees	26,826	24,418
Property management fees	10,501	4,647
Total revenue from private funds and advisory services	**$ 160,088**	**$ 50,693**

(1) The Company recognized performance fee income of $99,865 from the sale of Tricon's remaining equity interests in its U.S. multi-family rental portfolio (Note 5).

17. OTHER INCOME

Other income is comprised of the following:

(in thousands of U.S. dollars) For the years ended December 31	2022	2021
Gain on sale – Bryson MPC Holdings LLC[1]	$ 5,060	$ –
The Shops of Summerhill commercial rental	2,212	1,327
Income from Bryson – pre-sale	2,753	3,459
Insurance recoveries	861	–
Total other income	**$ 10,886**	**$ 4,786**

(1) Following the Company's designation of Bryson MPC Holdings LLC ("Bryson") as assets held for sale as at June 30, 2022, the Company completed the sale of its 100% interest in Bryson to THPAS Development JV-2 LLC ("THPAS JV-2") on September 1, 2022. The Company recorded a gain of $5,060 from the sale, as described below, and no transaction costs were incurred by the Company as part of the sale.

(in thousands of U.S. dollars)	Bryson MPC Holdings LLC sale
Assets held for sale	$ 21,591
Liabilities held for sale	(12,850)
Net assets held for sale	8,741
Proceeds from sale[i]	13,801
Gain on sale	**$ 5,060**

(i) Cash consideration of $11,041 was received by the Company and non-cash consideration of $2,760 was retained by the Company, reflecting an in-kind contribution in respect of its ownership interest in THPAS JV-2.

18. AMOUNTS RECEIVABLE

Amounts receivable consist of rent receivables, trade receivables, income tax recoverable and other receivables.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Rent receivables	$ 3,581	$ 4,510
Trade receivables	2,975	4,818
Income tax recoverable	4,138	2,771
Other receivables[1]	14,290	29,483
Total amounts receivable	**$ 24,984**	**$ 41,582**

(1) Other receivables are comprised of amounts due from affiliates and various amounts recoverable from third parties.

121 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

19. DEBT

The following table presents a summary of the Company's outstanding debt as at December 31, 2022:

	December 31, 2022							
(in thousands of U.S. dollars)	Maturity dates	Coupon/ stated interest rates	Interest rate floor	Interest rate cap	Effective interest rates[1]	Extension options[2]	Total facility	Outstanding balance
Term loan[3],[4]	October 2023	SOFR+2.30%	0.50% SOFR	5.50% SOFR	4.21%	One-year	$ 220,499	$ 220,499
Securitization debt 2017-2[3]	January 2024	3.68%	N/A	N/A	3.68%	N/A	345,620	345,620
Warehouse credit facility 2022[5]	January 2024	SOFR+1.85%	0.15% SOFR	3.25% SOFR	3.72%	One-year	50,000	–
Securitization debt 2018-1[3]	May 2025	3.96%	N/A	N/A	3.96%	N/A	302,699	302,699
Securitization debt 2020-2[3]	November 2027	1.94%	N/A	N/A	1.94%	N/A	425,720	425,720
Single-family rental wholly-owned properties borrowings							**1,344,538**	**1,294,538**
SFR JV-1 securitization debt 2019-1[3]	March 2026	3.12%	N/A	N/A	3.12%	N/A	332,263	332,263
SFR JV-1 securitization debt 2020-1[3]	July 2026	2.43%	N/A	N/A	2.43%	N/A	552,882	552,882
SFR JV-1 securitization debt 2021-1[3]	July 2026	2.57%	N/A	N/A	2.57%	N/A	682,956	682,956
Single-family rental JV-1 properties borrowings							**1,568,101**	**1,568,101**
SFR JV-2 subscription facility[6]	July 2023	SOFR+2.00%	0.15% SOFR	N/A	3.88%	One-year	410,000	409,000
SFR JV-2 warehouse credit facility[7]	July 2024	SOFR+1.99%	0.10% SOFR	3.25% SOFR	3.87%	One-year	700,000	392,551
SFR JV-2 term loan[3],[8]	October 2025	SOFR+2.10%	0.50% SOFR	4.55% SOFR	5.98%	Two one-years	500,000	390,671
SFR JV-2 securitization debt 2022-1[3],[9]	April 2027	4.32%	N/A	N/A	4.32%	N/A	530,387	530,387
SFR JV-2 securitization debt 2022-2[3],[10]	July 2028	5.47%	N/A	N/A	5.47%	N/A	347,772	347,772
SFR JV-2 delayed draw term loan[3],[11]	September 2028	5.39%	N/A	N/A	5.39%	N/A	200,000	194,685
Single-family rental JV-2 properties borrowings							**2,688,159**	**2,265,066**
SFR JV-HD subscription facility[12]	May 2023	SOFR+2.00%	0.15% SOFR	N/A	3.88%	One-year	130,000	127,000
SFR JV-HD warehouse credit facility[13]	May 2024	SOFR+2.00%	0.15% SOFR	2.60% SOFR	3.81%	One-year	490,000	489,720
Single-family rental JV-HD properties borrowings							**620,000**	**616,720**
Single-family rental properties borrowings					**3.73%**		**6,220,798**	**5,744,425**
The Shops of Summerhill mortgage[14]	October 2025	5.58%	N/A	N/A	5.58%	N/A	16,063	16,063
Construction facility[15]	June 2026	Prime+1.25%	N/A	N/A	4.12%	One-year	169,809	5,032
Canadian development properties borrowings					**5.23%**		**185,872**	**21,095**
Corporate office mortgages	November 2024	4.25%	N/A	N/A	4.30%	N/A	12,717	12,717
Corporate credit facility[16],[17]	June 2025	SOFR+3.10%	N/A	N/A	4.60%	N/A	500,000	–
Corporate borrowings					**4.30%**		**512,717**	**12,717**
								$ 5,778,237
Transaction costs (net of amortization)								(49,404)
Debt discount (net of amortization)								(649)
Total debt					**3.73%**		**$ 6,919,387**	**$ 5,728,184**
Current portion of long-term debt[2]								**$ 757,135**
Long-term debt								**$ 4,971,049**
Fixed-rate debt – principal value					**3.43%**			**$ 3,743,764**
Floating-rate debt – principal value					**4.30%**			**$ 2,034,473**

(1) The effective interest rate is determined using the ending consolidated debt balances as at December 31, 2022 and the average of the applicable reference rates for the year ended December 31, 2022. The effective interest rate using the average debt balances and the average of the applicable reference rates for the year ended December 31, 2022 is 3.49%.

(2) The Company has the ability to extend the maturity of the loans where an extension option exists and intends to exercise such options wherever available. The current portion of long-term debt reflects the balance after the Company's extension options have been exercised.

(3) The term loan and securitization debt are secured, directly and indirectly, by approximately 27,100 single-family rental homes.

(4) On August 24, 2022, the Company amended the terms of its existing term loan facility. The maturity date of the term loan was extended from October 24, 2022 to October 24, 2023, with the option to extend for another year, subject to lender approval. The reference rate was transitioned from London Inter-Bank Offered Rate ("LIBOR") to SOFR and the interest rate cap increased from 2.50% LIBOR to 5.50% SOFR. The amendment resulted in a loss on debt modification of $6,816 recognized in the consolidated statements of comprehensive income.

(5) On January 26, 2022, the Company entered into a new warehouse credit facility agreement with a commitment value of $50,000 and a one-year extension option. The Company has not drawn on this facility as at December 31, 2022.

(6) On March 9, 2022, SFR JV-2 amended the subscription facility agreement to increase the commitment value to $500,000 and transition to SOFR as the reference rate. The maturity date and extension option of the facility remained unchanged. On December 20, 2022, the commitment value of this facility was amended to $410,000.

(7) On March 8, 2022, SFR JV-2 amended the warehouse facility agreement to increase the commitment value to $700,000, transition to SOFR as the reference rate and lower the interest rate floor to 0.10% of SOFR. The maturity date and extension option of the facility remained unchanged.

(8) On October 7, 2022, SFR JV-2 entered into a new term loan facility with a total commitment of $500,000, a term to maturity of three years and two one-year extension options, subject to lender approval. The loan carries a floating interest rate of one-month SOFR plus 2.10% (subject to a SOFR cap of 4.55%) and is secured initially by a pool of 1,962 single-family rental properties. The initial loan proceeds were primarily used to pay down existing short-term SFR JV-2 debt and to fund the acquisition of rental homes.

(9) On April 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of six classes of fixed-rate pass-through certificates with a face amount of $530,387, a weighted average coupon of 4.32% (including servicing fees) and a term to maturity of five years, secured indirectly by a pool of 2,484 single-family rental homes. The transaction proceeds were used to refinance existing short-term SFR JV-2 debt and net proceeds of $29,900 were returned to SFR JV-2 to fund future acquisitions of rental properties.

(10) On July 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of five classes of fixed-rate pass-through certificates with a face amount of $348,044, a weighted average fixed-rate coupon of 5.47% (including servicing fees) and a term to maturity of six years, secured indirectly by a pool of 1,684 single-family rental homes. The transaction proceeds were primarily used to pay down existing short-term SFR JV-2 debt.

(11) On September 1, 2022, SFR JV-2 entered into a new delayed draw term loan facility with a total commitment value of $200,000, a term to maturity of five years and a fixed rate of 5.39%. The initial loan proceeds were used to refinance existing short-term SFR JV-2 debt and to fund acquisitions of rental properties.

(12) On March 23, 2022, SFR JV-HD amended the subscription facility agreement to increase the commitment value to $150,000 and transition to Term Secured Overnight Financing Rate ("SOFR") as the reference rate. The maturity date and extension option of the facility remained unchanged. On December 20, 2022, the commitment value of this facility was amended to $130,000.

(13) On October 3, 2022, SFR JV-HD amended its warehouse facility agreement to increase the maximum loan commitment to $490,000 and transition to SOFR as the reference rate. The maturity date and extension option of the facility remained unchanged.

(14) On October 27, 2022, the Company refinanced The Shops of Summerhill mortgage by entering into a new facility with a total commitment of $16,000 (C$21,800) and a term to maturity of three years. The loan carries a fixed interest rate of 5.58% and is secured by The Shops of Summerhill. The Company used the loan proceeds to pay off the existing facility and repatriated $5,100 (C$6,800) of excess proceeds.

(15) The construction facility is secured by the land under development at The James (Scrivener Square). During the year ended December 31, 2022, the Company made the first draw on the facility and amended the maturity date to June 30, 2026. The extension option of the facility remained unchanged.

(16) The Company has provided a general security agreement creating a first priority security interest on the assets of the Company, excluding, among other things, single-family rental homes, multi-family rental properties and interests in for-sale housing. On August 22, 2022, the Company amended the corporate credit facility agreement to extend the maturity date to June 30, 2025 and transition to SOFR as the reference rate. As part of the corporate credit facility, the Company designated $35,000 to issue letters of credit as security against contingent obligations related to its Canadian multi-family developments. As at December 31, 2022, the letters of credit outstanding totaled $4,932 (C$6,680).

(17) On December 9, 2022, the Company amended the corporate credit facility agreement to incorporate ESG targets and convert it to a Sustainability-linked Loan. The applicable margin on the facility is subject to a sustainability pricing adjustment, which can increase or decrease by up to 5 bps per annum, depending on the Company's performance on the sustainability performance benchmarks.

122 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

	December 31, 2021							
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor	Interest rate cap	Effective interest rates	Extension options	Total facility	Outstanding balance
Term loan	October 2022	LIBOR+2.00%	0.50% LIBOR	2.50% LIBOR	2.50%	N/A	$ 220,197	$ 220,197
Securitization debt 2017-2	January 2024	3.67%	N/A	N/A	3.67%	N/A	358,602	358,602
Securitization debt 2018-1	May 2025	3.96%	N/A	N/A	3.96%	N/A	311,479	311,479
Securitization debt 2020-2	November 2027	1.94%	N/A	N/A	1.94%	N/A	438,251	438,251
Single-family rental wholly-owned properties borrowings							**1,328,529**	**1,328,529**
SFR JV-1 securitization debt 2019-1	March 2026	3.12%	N/A	N/A	3.12%	N/A	332,764	332,764
SFR JV-1 securitization debt 2020-1	July 2026	2.43%	N/A	N/A	2.43%	N/A	552,882	552,882
SFR JV-1 securitization debt 2021-1	July 2026	2.57%	N/A	N/A	2.57%	N/A	683,567	683,567
Single-family rental JV-1 properties borrowings							**1,569,213**	**1,569,213**
SFR JV-2 subscription facility	July 2023	LIBOR+1.90%	0.15% LIBOR	N/A	2.05%	one year	400,000	350,000
SFR JV-2 warehouse credit facility	July 2024	LIBOR+1.90%	0.15% LIBOR	3.25% LIBOR	2.05%	one year	600,000	492,103
Single-family rental JV-2 properties borrowings							**1,000,000**	**842,103**
SFR JV-HD subscription facility	May 2023	LIBOR+1.90%	0.15% LIBOR	N/A	2.05%	one year	100,000	100,000
SFR JV-HD warehouse credit facility	May 2024	LIBOR+1.90%	0.15% LIBOR	2.60% LIBOR	2.05%	one year	375,000	66,637
Single-family rental JV-HD properties borrowings							**475,000**	**166,637**
Single-family rental properties borrowings					**2.60%**		**4,372,742**	**3,906,482**
Land loan	July 2022	Prime+1.25%	3.70 %	N/A	3.82%	N/A	22,086	22,086
The Shops of Summerhill mortgage	September 2022	3.67%	N/A	N/A	3.67%	N/A	12,121	12,121
Construction facility	TBD	Prime+1.25%	N/A	N/A	TBD	one year	181,424	–
Canadian development properties borrowings					**3.77%**		**215,631**	**34,207**
Corporate credit facility	June 2024	LIBOR+2.75%	N/A	N/A	3.34%	N/A	500,000	–
Corporate office mortgages	November 2024	4.25%	N/A	N/A	4.30%	N/A	13,962	13,962
Corporate borrowings					**4.30%**		**513,962**	**13,962**
								$ 3,954,651
Transaction costs (net of amortization)								(36,123)
Debt discount (net of amortization)								(1,095)
Total debt					**2.62%**		**$ 5,102,335**	**$ 3,917,433**
Current portion of long-term debt								**$ 254,805**
Long-term debt								**$ 3,662,628**
Fixed-rate debt – principal value					**2.83%**			**$ 2,703,628**
Floating-rate debt – principal value					**2.16%**			**$ 1,251,023**

The Company was in compliance with the covenants and other undertakings outlined in all loan agreements.

The scheduled principal repayments and debt maturities are as follows, reflecting the maturity dates after all extensions have been exercised:

(in thousands of U.S. dollars)	Single-family rental borrowings	Canadian development properties borrowings	Corporate borrowings	Total
2023	$ 756,499	$ 221	$ 415	$ 757,135
2024	345,620	228	12,302	358,150
2025	1,575,641	15,614	–	1,591,255
2026	1,568,101	5,032	–	1,573,133
2027	956,107	–	–	956,107
2028 and thereafter	542,457	–	–	542,457
	5,744,425	21,095	12,717	5,778,237
Transaction costs (net of amortization)				(49,404)
Debt discount (net of amortization)				(649)
Total debt				**$ 5,728,184**

123 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Fair value of debt

The table below presents the fair value and the carrying value (net of unamortized deferred financing fees and debt discount) of the fixed-rate loans as at December 31, 2022.

	December 31, 2022	
(in thousands of U.S. dollars)	Fair value	Carrying value
Securitization debt 2017-2	$ 339,599	$ 345,311
Securitization debt 2018-1	292,342	302,359
Securitization debt 2020-2	363,805	420,274
SFR JV-1 securitization debt 2019-1	309,765	328,196
SFR JV-1 securitization debt 2020-1	501,454	546,713
SFR JV-1 securitization debt 2021-1	599,326	674,919
SFR JV-2 securitization debt 2022-1	491,334	522,934
SFR JV-2 securitization debt 2022-2	338,427	342,069
SFR JV-2 delayed draw term loan	185,965	193,126
The Shops of Summerhill mortgage	15,944	15,973
Corporate office mortgages	12,240	12,717
Total	**$ 3,450,201**	**$ 3,704,591**

The carrying value of variable term loans approximates their fair value, since their variable interest terms are indicative of prevailing market prices.

20. DUE TO AFFILIATE

On August 26, 2020, Tricon and its affiliate, Tricon PIPE LLC (the "Affiliate" or "LLC") entered into subscription agreements with each investor in a syndicate of investors (the "Investors"), pursuant to which the Investors subscribed for Preferred Units of the Affiliate (the "Preferred Units") for an aggregate subscription price of $300,000 (the "Transaction"). The Transaction was completed on September 3, 2020, on which date the Company and the Affiliate entered into various agreements with the Investors in connection with the Transaction (together with the subscription agreements, the "Transaction Documents").

Transaction – between Tricon and Investors

Pursuant to the Transaction Documents, holders of Preferred Units have the right to exchange the Preferred Units into common shares of the Company at any time at the option of the holder (the "Exchange Right") at an initial exchange price of $8.50 (C$11.18 as of August 26, 2020) per common share, as may be adjusted from time to time in accordance with the terms of the Transaction Documents (the "Exchange Price"), subject to shareholder approval, where applicable. Holders of Preferred Units are also entitled to receive a cash dividend equal to 5.75% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents), per annum, calculated and payable quarterly for the first seven years following closing of the Transaction ("Closing"), with a prescribed annual increase to the dividend rate of 1% per year thereafter, up to a maximum rate of 9.75% per year.

The Affiliate has the right to force the exchange (the "Forced Exchange Right") of the outstanding Preferred Units beginning after the fourth anniversary of Closing, provided the 20-day volume-weighted average price of Tricon's shares exceeds 135% of the Exchange Price (reducing to 115% following the fifth anniversary of Closing). These exchange rights are classified as a derivative financial instrument (Note 21). The Affiliate also has the right to redeem the Preferred Units ("Redemption Right") at any time following the fifth anniversary of Closing for cash equal to 105% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents).

During the year ended December 31, 2022, 4,675 preferred units were exchanged for 554,832 common shares of the Company at $8.50 per share. The exchange reduced the Affiliate's preferred unit liability and the Company's associated promissory note owed to the Affiliate by $4,675. As at December 31, 2022, the Affiliate has a preferred unit liability of $295,325 (2021 – $300,000) and a promissory note receivable from Tricon of $295,325 (2021 – $300,000).

124 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Promissory note – between Tricon entities

In connection with the Transaction, the Company borrowed the subscription proceeds of $300,000 from the Affiliate. This indebtedness, which is evidenced by a promissory note (the "Promissory Note" or "Due to Affiliate"), has a maturity of September 3, 2032 (permitting prepayment at any time pursuant to its terms) and bears interest at a rate of 5.75% per annum, calculated and payable quarterly for the first seven years following Closing with increases thereafter matching the applicable increases of the dividend rate applicable to the Preferred Units, described above.

The Promissory Note contains mandatory prepayment provisions ("Mandatory Prepayment") applicable in connection with certain provisions of the Transaction Documents requiring the redemption of all or a portion of the outstanding Preferred Units. This Mandatory Prepayment is a derivative, which incorporates assumptions in respect of the Exchange Right, Forced Exchange Right and Redemption Right, and is measured separately from the Promissory Note and classified as a derivative financial instrument (Note 21).

The Promissory Note payable to Tricon PIPE LLC is initially measured at fair value, less transaction costs, and subsequently measured at amortized cost using the effective interest rate method. During the year ended December 31, 2022, the Company recorded interest expense of $22,159 (2021 – $21,965), including accretion expense of $5,137 (2021 – $4,715) with respect to the amortization of transaction costs and the discount.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Principal amount outstanding	$ 295,325	$ 300,000
Less: Discount and transaction costs (net of amortization)	(38,501)	(43,638)
Due to Affiliate	**$ 256,824**	**$ 256,362**

The fair value of the Promissory Note was $225,314 as of December 31, 2022 (2021 – $283,150). The difference between the amortized cost and the implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

Structured entity – Tricon PIPE LLC (the "Affiliate")

Tricon PIPE LLC (the "Affiliate" or "LLC") was incorporated on August 7, 2020 for the purpose of raising third-party capital through the issuance of preferred units for an aggregate amount of $300,000. The Company has a 100% voting interest in this Affiliate; however, the Company does not consolidate this structured entity, as discussed in Note 3.

As of December 31, 2022, the LLC has a preferred unit liability of $295,325 (2021 – $300,000) and a Promissory Note receivable of $295,325 (2021 – $300,000). During the year ended December 31, 2022, the Affiliate earned interest income of $17,022 (2021 – $17,250) from the Company and recognized dividends declared of $17,022 (2021 – $17,250).

The Company's obligation with respect to its involvement with the structured entity is equal to the cash flows under the Promissory Note payable. The Company has not recognized any income or losses in connection with its interest in this unconsolidated structured entity in the year ended December 31, 2022 (2021 – nil).

125 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

21. DERIVATIVE FINANCIAL INSTRUMENTS

The Promissory Note contains the Mandatory Prepayment that is intermingled with other options pursuant to the Transaction, as exercising the Mandatory Prepayment effectively terminates the other options. Although the Exchange Right and Redemption Right exist at the Affiliate level, the Affiliate is unable to issue the common shares of the Company upon exercise of one or all of the rights by either party. As a result, such options, in essence, were deemed to be written by the Company and are treated as a single combined financial derivative instrument for valuation purposes in accordance with IFRS 9. The option pricing model for the derivative uses market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates, risk-free rates from the U.S. dollar swap curves and dividend yields related to the underlying equity. The valuation of the derivative assumes a 9.75-year expected life of the investment horizon of the unitholders.

Quantitative information about fair value measurements (Level 2) using significant observable inputs other than quoted prices included in Level 1 is as follows:

Due to Affiliate	December 31, 2022	December 31, 2021
Risk-free rate[1]	4.46%	1.25%
Implied volatility[2]	36.53%	25.32%
Dividend yield[3]	3.01%	1.52%

(1) Risk-free rates were from the U.S. dollar swap curves matching the expected maturity of the Due to Affiliate.
(2) Implied volatility was computed from the trading volatility of the Company's stock over a comparable term to maturity and the volatility of USD/CAD exchange rates.
(3) Dividend yields were from the forecast dividend yields matching the expected maturity of the Due to Affiliate.

The Company also has other types of derivative financial instruments that consist of interest rate caps on the Company's floating-rate debt and are classified and measured at FVTPL. Interest rate caps are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including market volatility and interest rates.

The values attributed to the derivative financial instruments are shown below:

(in thousands of U.S. dollars)	Conversion/ redemption options[1]	Exchange/ prepayment options	Interest rate caps	Total
For the year ended December 31, 2022				
Derivative financial (liabilities) assets, beginning of year	$ –	$ (230,305)	$ 363	$ (229,942)
Derivative financial instruments exchanged into common shares of the Company	–	3,299	–	3,299
Addition of interest rate caps	–	–	1,034	1,034
Fair value gain	–	175,848	8,961	184,809
Derivative financial instruments – end of year[2]	**$ –**	**$ (51,158)**	**$ 10,358**	**$ (40,800)**
For the year ended December 31, 2021				
Derivative financial assets (liabilities), beginning of year	$ 841	$ (45,494)	$ –	$ (44,653)
Derivative financial instruments converted into common shares of the Company	34,398	–	–	34,398
Addition of interest rate caps	–	–	490	490
Fair value loss	(35,239)	(184,811)	(127)	(220,177)
Derivative financial instruments – end of year	**$ –**	**$ (230,305)**	**$ 363**	**$ (229,942)**

(1) The conversion/redemption options represented features of the Company's convertible debentures which were redeemed in full on September 9, 2021.
(2) As at December 31, 2022, the interest rate caps are presented as an asset of $10,358 and the exchange and prepayment features related to Due to Affiliate are presented as a liability of $51,158.

For the year ended December 31, 2022, there was a fair value gain on the Due to Affiliate of $175,848 (2021 – fair value loss of $184,811). The fair value gain on the derivatives was primarily driven by a decrease in Tricon's share price, on a USD-converted basis, which served to decrease the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon common shares.

126 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

22. INTEREST EXPENSE

Interest expense is comprised of the following:

(in thousands of U.S. dollars) For the years ended December 31	2022	2021
Term loan[1]	$ 6,729	$ 7,638
Securitization debt 2017-2	13,080	13,338
Warehouse credit facility 2022	226	–
Securitization debt 2018-1	12,252	12,428
Securitization debt 2020-2	8,478	8,589
Securitization debt 2017-1[2]	–	13,807
Warehouse credit facility[2]	–	525
Term loan 2[2]	–	1,191
SFR JV-1 securitization debt 2019-1	10,439	10,377
SFR JV-1 securitization debt 2020-1	13,540	13,465
SFR JV-1 securitization debt 2021-1	17,659	2,548
SFR JV-1 subscription facility[2]	–	1,112
SFR JV-1 warehouse credit facility[2]	–	10,553
SFR JV-2 subscription facility	15,517	2,569
SFR JV-2 warehouse credit facility	20,221	2,179
SFR JV-2 term loan	4,929	–
SFR JV-2 securitization debt 2022-1	16,868	–
SFR JV-2 securitization debt 2022-2	9,284	–
SFR JV-2 delayed draw term loan	3,431	–
SFR JV-HD subscription facility	4,498	884
SFR JV-HD warehouse credit facility	13,165	1,009
Single-family rental interest expense	**170,316**	**102,212**
The Shops of Summerhill mortgage	531	457
Canadian development properties interest expense[3]	**531**	**457**
Corporate office mortgages	460	468
Corporate credit facility	6,319	3,990
Corporate interest expense	**6,779**	**4,458**
Amortization of financing costs	13,367	9,283
Amortization of debt discounts	4,749	6,320
Debentures interest[4]	–	6,732
Interest on Due to Affiliate	17,022	17,250
Interest on lease obligation	1,168	968
Total interest expense	**$ 213,932**	**$ 147,680**

(1) For the year ended December 31, 2022, interest expense on the term loan includes $1,711 of non-cash impact related to the modification described in Note 19.

(2) These facilities were fully repaid in 2021.

(3) Canadian development properties capitalized $445 of interest for the year ended December 31, 2022 (2021 – $1,567).

(4) The outstanding balance of the convertible debentures was redeemed in full on September 9, 2021 and $3,497 was recognized as a loss on debt extinguishment for the year ended December 31, 2021.

127 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

23. DIRECT OPERATING EXPENSES

The Company's expenses are comprised of direct operating expenses for rental properties, compensation, general and administration, interest and depreciation and amortization. Direct operating expenses for rental properties include all attributable expenses incurred at the property level.

The following table lists details of the direct operating expenses for rental properties by type.

(in thousands of U.S. dollars) For the years ended December 31	2022	2021
Property taxes	$ 100,122	$ 66,493
Repairs and maintenance	29,006	22,252
Turnover[1]	7,829	9,926
Property management expenses	41,404	29,247
Property insurance	7,544	6,081
Marketing and leasing	2,554	1,747
Homeowners' association (HOA) costs	9,933	6,169
Other direct expense[2]	10,697	8,025
Direct operating expenses[1]	**$ 209,089**	**$ 149,940**

(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $4,172 previously recorded as a reduction in turnover expenses have been reclassified to revenue from single-family rental properties. This presentation alignment did not result in any changes to the net operating income.

(2) Other direct expense includes property utilities and other property operating costs.

24. INTANGIBLE ASSETS

The intangible assets are as follows:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Placement fees	$ 2,189	$ 2,814
Customer relationship intangible	2,187	2,701
Contractual development fees	2,717	3,809
Intangible assets	**$ 7,093**	**$ 9,324**

Intangible assets represent future management fees, development fees and commissions that Tricon expects to receive over the life of the assets and Investment Vehicles that the Company manages. They are amortized over the estimated periods that the Company expects to collect these fees, which range from 2 to 13 years. Amortization expense for the year ended December 31, 2022 was $2,231 (2021 – $3,039).

(in thousands of U.S. dollars) For the year ended December 31, 2022	Opening	Additions	Amortization expense	Translation adjustment	Ending
Placement fees	$ 2,814	$ –	$ (625)	$ –	$ 2,189
Customer relationship intangible	2,701	–	(514)	–	2,187
Contractual development fees	3,809	–	(1,092)	–	2,717
Intangible assets	**$ 9,324**	**$ –**	**$ (2,231)**	**$ –**	**$ 7,093**

(in thousands of U.S. dollars) For the year ended December 31, 2021	Opening	Additions	Amortization expense	Translation adjustment	Ending
Placement fees	$ 3,764	$ –	$ (950)	$ –	$ 2,814
Customer relationship intangible	3,215	–	(514)	–	2,701
Contractual development fees	5,384	–	(1,575)	–	3,809
Intangible assets	**$ 12,363**	**$ –**	**$ (3,039)**	**$ –**	**$ 9,324**

128 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

25. OTHER ASSETS

The other assets are as follows:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Building	$ 32,912	$ 31,710
Furniture, computer and office equipment	20,527	14,646
Right-of-use assets	28,750	28,269
Leasehold improvements	10,156	8,249
Property-related systems software	1,101	1,230
Vehicles and other	3,406	645
Other assets	**$ 96,852**	**$ 84,749**

(in thousands of U.S. dollars)

For the year ended December 31, 2022	Opening	Additions (dispositions)[1]	Depreciation expense	Translation adjustment	Ending
Building	$ 31,710	$ 4,126	$ (718)	$ (2,206)	$ 32,912
Furniture, computer and office equipment	14,646	13,215	(6,779)	(555)	20,527
Right-of-use assets[2],[3]	28,269	4,944	(4,463)	–	28,750
Leasehold improvements	8,249	3,090	(1,183)	–	10,156
Property-related systems software	1,230	–	(129)	–	1,101
Vehicles and other	645	2,866	(105)	–	3,406
Other assets	**$ 84,749**	**$ 28,241**	**$ (13,377)**	**$ (2,761)**	**$ 96,852**

(1) For the year ended December 31, 2022, additions are presented net of dispositions totaling $315.

(2) Right-of-use assets include leased space in office buildings with a carrying value of $23,200 and maintenance vehicles with a carrying value of $5,368. The remaining balance of right-of-use assets relates to office equipment.

(3) On December 20, 2022, the Company entered into an amendment to lease an additional 16,636 square feet of office space at the existing office location in Tustin, California. The commencement date is the later of July 1, 2023, or 240 days after the landlord's completion of base building work to the expansion premises. The Company will recognize the right-of-use asset and the corresponding lease obligation on commencement of the lease term.

(in thousands of U.S. dollars)

For the year ended December 31, 2021	Opening	Additions	Depreciation expense	Translation adjustment	Ending
Building	$ 30,602	$ 1,527	$ (541)	$ 122	$ 31,710
Furniture, computer and office equipment	8,015	10,579	(3,933)	(15)	14,646
Right-of-use assets[1]	6,018	25,836	(3,585)	–	28,269
Leasehold improvements[2]	1,251	7,821	(823)	–	8,249
Property-related systems software	1,478	(119)	(129)	–	1,230
Vehicles	626	104	(85)	–	645
Other assets	**$ 47,990**	**$ 45,748**	**$ (9,096)**	**$ 107**	**$ 84,749**

(1) Right-of-use assets include leased space in office buildings with a carrying value of $23,643 and maintenance vehicles with a carrying value of $4,488. The remaining balance of right-of-use assets relates to office equipment.

(2) On May 1, 2021, the Company entered into an agreement to lease office space in Tustin, California for its own use as its property management headquarters. The lease agreement covers the entire office portion of the property (approximately 78,000 square feet) and has an initial term of 11.5 years with two five-year renewal options. The right-of-use asset and the corresponding lease obligation were initially recognized at $21,638 on May 1, 2021 (Note 27). The right-of-use asset and leasehold improvements are amortized over the life of the lease agreement of 11.5 years.

Depreciation expense for the year ended December 31, 2022 was $13,377 (2021 – $9,096).

129 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

26. LIMITED PARTNERS' INTERESTS IN SINGLE-FAMILY RENTAL BUSINESS

Third-party ownership interests in single-family joint ventures are in the form of limited partnership interests which are classified as liabilities under the provisions of IAS 32. Limited partners' interests in single-family rental business represent a 67% interest in the net assets of the underlying joint ventures.

The following table presents the changes in the limited partners' interests in single-family rental business balance for the years ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Balance, beginning of year	$ 947,452	$ 356,305
Contributions	489,387	479,142
Distributions	(37,348)	(73,916)
Net change in fair value of limited partners' interests in single-family rental business	297,381	185,921
Balance, end of year	**$ 1,696,872**	**$ 947,452**

The net change in fair value of limited partners' interests in single-family rental business of $297,381 for the year ended December 31, 2022 (2021 – $185,921) represents only unrealized fair value changes driven by increases in the net assets of SFR JV-1, SFR JV-HD and SFR JV-2 and is linked to fair value changes of the rental properties. If the fair value of rental properties increased or decreased by 2.0%, the impact on the limited partners' interests in single-family rental business at December 31, 2022 would be $92,956 and ($92,956), respectively (December 31, 2021 – $51,475 and ($51,475)).

27. OTHER LIABILITIES

The Company has multiple office leases, maintenance vehicle leases and office equipment leases. Tricon has 16 leases for office space with fixed lease terms ranging from one to ten years remaining, along with 262 maintenance vehicles under five-year leases in connection with its property management operations.

The carrying value of the Company's lease obligations is as follows:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Balance, beginning of year	$ 30,792	$ 6,403
Addition of lease obligation[1]	4,619	25,887
Interest expense	1,303	968
Cash payments	(3,070)	(2,466)
Balance, end of year	**$ 33,644**	**$ 30,792**
Current portion of lease obligations (Note 12)	$ 3,609	$ 1,834
Non-current portion of lease obligations	$ 30,035	$ 28,958

(1) The additions included $2,681 from new office leases, which commenced during the year ended December 31, 2022 (2021 – $21,638).

As at December 31, 2022, the carrying value of the Company's lease obligations was $33,644 (December 31, 2021 – $30,792) and the carrying value of the right-of-use assets was $28,750 (December 31, 2021 – $28,269). During the year ended December 31, 2022, the Company incurred depreciation expense of $4,463 (2021 – $3,585) on the right-of-use assets.

The present value of the minimum lease payments required for the leases over the next five years and thereafter is as follows:

(in thousands of U.S. dollars)	
2023	$ 5,267
2024	5,363
2025	5,037
2026	4,707
2027	3,939
2028 and thereafter	15,534
Minimum lease payments obligation	39,847
Imputed interest included in minimum lease payments	(6,203)
Lease obligations	**$ 33,644**

The current portion of lease obligations is included in amounts payable and accrued liabilities, and the non-current portion of lease obligations is classified as other liabilities.

130 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

28. DIVIDENDS

(in thousands of U.S. dollars, except per share amounts)

Date of declaration	Record date	Payment date	Common shares issued	Dividend amount per share[1]	Total dividend amount[1]	Dividend reinvestment plan ("DRIP")[2]
March 1, 2022	March 31, 2022	April 18, 2022	273,584,673	$ 0.058	$ 15,868	$ 984
May 10, 2022	June 30, 2022	July 15, 2022	273,653,385	0.058	15,872	967
August 9, 2022	September 30, 2022	October 17, 2022	273,760,820	0.058	15,878	472
November 8, 2022	December 31, 2022	January 15, 2023	273,464,780	0.058	15,861	1,042
					$ 63,479	**$ 3,465**
March 2, 2021	March 31, 2021	April 15, 2021	193,856,464	$ 0.056	$ 10,792	$ 1,483
May 11, 2021	June 30, 2021	July 15, 2021	209,618,719	0.056	11,839	1,623
August 10, 2021	September 30, 2021	October 15, 2021	226,122,875	0.055	12,424	1,161
November 8, 2021	December 31, 2021	January 17, 2022	272,773,225	0.058	15,821	1,572
					$ 50,876	**$ 5,839**

(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends noted above were declared and paid in Canadian dollars in the amount of C$0.07; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.

(2) Prior to November 8, 2021, dividends reinvested were translated to U.S. dollars using the daily exchange rate on the date common shares were issued.

The Company has a Dividend Reinvestment Plan ("DRIP") under which eligible shareholders may elect to have their cash dividends automatically reinvested into additional common shares. These additional shares are issued from treasury (or purchased in the open market) at a discount, in the case of treasury issuances, of up to 5% of the Average Market Price, as defined under the DRIP, of the common shares as of the dividend payment date. If common shares are purchased in the open market, they are priced at the average weighted cost to the Company of the shares purchased.

Brokerage, commissions and service fees are not charged to shareholders for purchases or withdrawals of the Company's shares under the DRIP, and all DRIP administrative costs are assumed by the Company.

For the year ended December 31, 2022, 323,048 common shares were issued under the DRIP (2021 – 531,667) for a total amount of $3,995 (2021 – $5,674).

131 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

29. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. The common shares of the Company do not have par value.

As of December 31, 2022, there were 273,464,780 common shares issued by the Company (December 31, 2021 – 272,773,225), of which 272,840,692 were outstanding (December 31, 2021 – 272,176,046) and 624,088 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan (December 31, 2021 – 597,179) (Note 31).

	December 31, 2022		December 31, 2021	
(in thousands of U.S. dollars)	Number of shares issued (repurchased)	Share capital	Number of shares issued (repurchased)	Share capital
Beginning balance	272,176,046	$ 2,114,783	193,175,802	$ 1,192,963
Bought deal offering[1]	–	–	15,480,725	161,842
Debentures conversion[2]	–	–	16,449,980	206,798
U.S. initial public offering and private placement[3]	–	–	46,248,746	547,605
Normal course issuer bid (NCIB)[4]	(677,666)	(4,580)	–	–
Shares issued under DRIP[5]	323,048	3,995	531,667	5,674
Stock-based compensation exercised[6]	491,341	2,655	517,192	2,957
Preferred units exchanged (Note 20)	554,832	8,015	–	–
Shares repurchased and reserved for restricted share awards[7]	(26,909)	(250)	(228,066)	(3,056)
Ending balance	**272,840,692**	**$ 2,124,618**	**272,176,046**	**$ 2,114,783**

(1) On June 8, 2021, the Company completed the offering, on a bought deal basis, of 15,480,725 common shares at a price of $10.77 (C$13.00) per common share of the Company for gross proceeds of $166,694. Net proceeds from the offering were $161,842, which reflects $6,573 of equity issuance costs incurred partially offset by $1,721 of deferred tax recoveries.

(2) On July 30, 2021, the Company announced its intention to redeem its outstanding 2022 convertible debentures on September 9, 2021. For the year ended December 31, 2021, the Company issued 16,449,980 common shares in connection with the conversion or redemption of a corresponding $172,400 principal amount of the 2022 convertible debentures. In total, the common shares were valued at $206,798 or an average price of $12.57 per share. Accordingly, the difference of $34,398 was deducted from the fair value of the embedded derivative.

(3) On October 12, 2021, the Company closed its previously-announced initial public offering of common shares in the United States and concurrent public offering in Canada (the "Offering"). Concurrent with the Offering, the Company issued common shares on a private placement basis pursuant to the exercise of pre-existing investor participation rights (the "Private Placement"). A total of 46,248,746 common shares were issued, including 41,400,000 pursuant to the Offering (including a full exercise of the underwriters' over-allotment option) at a price of $12.40 per share (the "Offering Price") and 4,848,746 common shares pursuant to the Private Placement at a price of approximately $11.75 per share (the Offering Price net of underwriting discounts), for aggregate gross proceeds to the Company of $570,328. Net proceeds from the offering were $547,605, which reflects $29,518 of underwriters' fees and $657 of other equity issuance costs incurred partially offset by $7,452 of deferred tax recoveries. In addition, the Company expensed $1,085 of transaction costs incurred in connection with the Offering.

(4) On October 13, 2022, the Company announced that the Toronto Stock Exchange ("TSX") had approved its notice of intention to make a normal course issuer bid ("NCIB") to repurchase up to 2,500,000 of its common shares trading on the TSX, the New York Stock Exchange ("NYSE") and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. As at December 31, 2022, the Company had repurchased 338,100 of its common shares on the TSX and 339,566 shares on the NYSE under the NCIB for $5,353, which reduced share capital and retained earnings by $4,580 and $773, respectively. Common shares that were purchased under the NCIB were cancelled by the Company. Subsequent to the year-end, the Company repurchased an additional 436,367 common shares on the TSX and 435,013 common shares on the NYSE under the NCIB program for $7,322.

(5) In 2022, 323,048 common shares were issued under the DRIP at an average price of $12.37 per share.

(6) In 2022, 491,341 common shares were issued upon the exercise of 669,059 vested deferred share units ("DSUs") and 8,334 vested stock options.

(7) In 2022, 26,909 common shares were reserved at $9.29 per share in order to settle restricted share awards granted to employees in 2022 and DRIP with respect to restricted share awards granted in prior years. The restricted shares granted in 2022 will vest in eight years from the grant date.

132 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 133 2022 ANNUAL REPORT TRICON RESIDENTIAL 30. EARNINGS PER SHARE Basic Basic earnings per share is calculated by dividing net income attributable to shareholders of Tricon by the sum of the weighted average number of shares outstanding and vested deferred share units during the period. (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars) For the years ended December 31 2022 2021 Net income from continuing operations $ 779,374 $ 459,357 Non-controlling interest 5,539 4,272 Net income attributable to shareholders of Tricon from continuing operations 773,835 455,085 Net income (loss) attributable to shareholders of Tricon from discontinued operations 35,106 (9,830) Net income attributable to shareholders of Tricon $ 808,941 $ 445,255 Weighted average number of common shares outstanding 272,972,697 218,087,838 Adjustments for vested units 1,510,567 1,746,292 Weighted average number of common shares outstanding for basic earnings per share 274,483,264 219,834,130 Basic earnings per share Continuing operations $ 2.82 $ 2.07 Discontinued operations 0.13 (0.04) Basic earnings per share $ 2.95 $ 2.03 Diluted Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has four categories of potentially dilutive shares: stock options (Note 31), restricted shares (Note 29), deferred share units (Note 31) and the preferred units issued by the Affiliate that are exchangeable into the common shares of the Company (Note 20). For the year ended December 31, 2021, the Company also had convertible debentures outstanding which were potentially dilutive. For the stock options, the number of dilutive shares is based on the number of shares that could have been acquired at fair value with the assumed proceeds, if any, from their exercise (determined using the average market price of the Company’s shares for the period then ended). For restricted shares and deferred share units, the number of dilutive shares is equal to the total number of unvested restricted shares and deferred share units. For the convertible debentures and exchangeable preferred units, the number of dilutive shares is based on the number of common shares into which the elected amount would then be convertible or exchangeable. The number of shares calculated as described above is comparable to the number of shares that would have been issued assuming the vesting of the stock compensation arrangement, the conversion of debentures and the exchange of preferred units. Stock options, restricted shares and deferred share units For the year ended December 31, 2022, the Company’s stock compensation plans resulted in 1,790,235 dilutive share units (2021 – 2,284,607), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company’s average market share price for the period. Unvested restricted shares and deferred share units are always considered dilutive as there is no price to the holder associated with receiving or exercising their entitlement, respectively. For the year ended December 31, 2021, the Company’s convertible debentures were anti-dilutive, as debentures interest expense and loss on debt extinguishment, net of tax, and the fair value loss on derivative financial instruments would result in increased earnings per share upon conversion. Therefore, in computing the diluted weighted average shares outstanding and the associated earnings per share amounts for the year ended December 31, 2021, the impact of the convertible debentures was excluded. The convertible debentures were redeemed in full on September 9, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 134 2022 ANNUAL REPORT TRICON RESIDENTIAL Preferred units issued by the Affiliate For the year ended December 31, 2022, the impact of exchangeable preferred units of Tricon PIPE LLC (Note 20) was dilutive, as the associated interest expense, net of tax, and the fair value gain on derivative financial instruments would result in decreased earnings per share upon the exchange of the underlying preferred units. Therefore, in computing the diluted weighted average common shares outstanding and the associated earnings per share amounts for the year ended December 31, 2022, the impact of the preferred units was included (2021 – excluded). (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars) For the years ended December 31 2022 2021 Net income attributable to shareholders of Tricon from continuing operations $ 773,835 $ 455,085 Adjustment for preferred units interest expense – net of tax 18,410 – Fair value gain on derivative financial instruments and other liabilities (175,848) – Adjusted net income attributable to shareholders of Tricon from continuing operations 616,397 455,085 Net income (loss) attributable to shareholders of Tricon from discontinued operations 35,106 (9,830) Adjusted net income attributable to shareholders of Tricon $ 651,503 $ 445,255 Weighted average number of common shares outstanding 274,483,264 219,834,130 Adjustments for stock compensation 1,790,235 2,284,607 Adjustments for preferred units 34,826,994 – Weighted average number of common shares outstanding for diluted earnings per share 311,100,493 222,118,737 Diluted earnings per share Continuing operations $ 1.98 $ 2.05 Discontinued operations 0.11 (0.05) Diluted earnings per share $ 2.09 $ 2.00 31. COMPENSATION EXPENSE The breakdown of compensation expense, including the annual incentive plan (“AIP”) and long-term incentive plan (“LTIP”) related to various compensation arrangements, is set out below. AIP awards include both short-term (cash and one-year DSUs) and long-term (three-year DSUs, stock options, restricted shares and PSUs) incentives. Compensation expense is comprised of the following: (in thousands of U.S. dollars) For the years ended December 31 2022 2021 Salaries and benefits $ 55,040 $ 43,630 Annual incentive plan (“AIP”) 27,201 32,228 Long-term incentive plan (“LTIP”) 17,015 14,093 Total compensation expense $ 99,256 $ 89,951 The changes to the balances of the various cash-based and equity-based arrangements during the period are detailed in the sections below. Annual incentive plan (in thousands of U.S. dollars) For the years ended December 31 2022 2021 Cash-based $ 20,307 $ 15,922 Equity-based 6,894 16,306 Total AIP expense $ 27,201 $ 32,228 The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards are made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 135 2022 ANNUAL REPORT TRICON RESIDENTIAL Cash-based AIP expense For the year ended December 31, 2022, the Company recognized $20,307 in cash-based AIP expense (2021 – $15,922), of which $19,739 relates to current-year entitlements, and the remainder relates to prior-year adjustments that were paid during 2022. The following table summarizes the movement in the AIP liability: (in thousands of U.S. dollars) December 31, 2022 December 31, 2021 Balance, beginning of year $ 73 $ 631 AIP expense 20,307 15,922 Payments (16,186) (16,270) Translation adjustment (497) (210) Balance, end of year $ 3,697 $ 73 Equity-based AIP expense For the year ended December 31, 2022, the Company recognized $6,894 in equity-based AIP expense (2021 – $16,306), of which $3,234 (2021 – $7,308) relates to current-year entitlements and $3,660 (2021 – $8,998) relates to the amortization of PSUs, DSUs, stock options and restricted shares granted in prior years, along with the revaluation of PSUs at each reporting date, as the total liability amount is dependent on the Company’s share price. Of the total current-year entitlements, $2,332 is cash-settled AIP expense related to the PSUs and $902 is equity-settled AIP expense related to DSUs, stock options and restricted shares. Of the amortization expenses related to grants in prior years, a recovery of $443 was recognized for the PSUs and a total expense of $4,103 was recognized in relation to DSUs, stock options and restricted shares. The following table summarizes the movement in the PSU liability: (in thousands of U.S. dollars) December 31, 2022 December 31, 2021 Balance, beginning of year $ 12,064 $ 6,489 PSU expense 1,889 10,321 Payments (7,061) (4,755) Translation adjustment (262) 9 Balance, end of year $ 6,630 $ 12,064 Long-term incentive plan (in thousands of U.S. dollars) For the years ended December 31 2022 2021 Cash-based $ 16,635 $ 13,532 Equity-based 380 561 Total LTIP expense $ 17,015 $ 14,093 Cash-based LTIP expense A liability for cash-component LTIP awards is accrued based on expected performance fees that would be generated from the fair value of the assets within each Investment Vehicle but disbursed only when such performance fees are earned and recognized as revenue. Changes in LTIP are primarily caused by changes to fair values of the underlying investments, which result from timing and cash flow changes at the project level of each Investment Vehicle, and changing business conditions. For the year ended December 31, 2022, the Company increased its accrual related to cash-component LTIP by $16,635 (2021 – increase of $13,532) as a result of an increase in expected future performance fees from Investment Vehicles that will be paid to management when cash is received from each investment over time. The following table summarizes the movement in the LTIP liability: (in thousands of U.S. dollars) December 31, 2022 December 31, 2021 Balance, beginning of year $ 21,431 $ 11,688 LTIP expense 16,635 13,532 Payments (11,685) (3,775) Translation adjustment (1,137) (14) Balance, end of year $ 25,244 $ 21,431

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Equity-based LTIP expense

For the year ended December 31, 2022, the Company recorded $380 in equity-based LTIP expense (2021 – $561), which relates to DSUs granted in prior years. LTIP expense related to income from THP1 US (a U.S. residential development investment) was paid in DSUs vesting in equal tranches over a three- to five-year period commencing on the anniversary date of each grant in past years. The LTIP was amended in 2022 to provide that this expense would be settled in cash only going forward.

Stock option plan

For the year ended December 31, 2022, the Company recorded a stock option expense of $275 (2021 – $249), comprised of $275 of AIP expense (2021 – $230) and no LTIP expense (2021 – $19).

The following tables summarize the movement in the stock option plan during the years ended December 31, 2022 and December 31, 2021.

	TSX		NYSE	
For the year ended December 31, 2022	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)
Opening balance – outstanding	1,985,563	$ 10.45	31,764	$ 14.67
Granted	1,466,541	10.81	364,189	8.00
Exercised	(8,334)	9.81	–	–
Ending balance – outstanding	**3,443,770**	**$ 10.61**	**395,953**	**$ 8.54**

	TSX		NYSE	
For the year ended December 31, 2021	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)
Opening balance – outstanding	2,241,339	$ 10.34	–	$ –
Granted	25,890	18.85	31,764	14.67
Exercised	(281,666)	10.37	–	–
Ending balance – outstanding	**1,985,563**	**$ 10.45**	**31,764**	**$ 14.67**

The following table presents the inputs used to value the stock options granted in 2022:

For the years ended December 31	2022		2021	
	TSX	NYSE	TSX	NYSE
Risk-free interest rate (%)	2.86	3.58	1.26	1.26
Expected option life (years)	5.16	5.15	5.03	5.03
Expected volatility (%)	27.70	27.70	25.74	25.74

The following table summarizes the stock options outstanding as at December 31, 2022:

		December 31, 2022			
Grant date	Expiration date	Options outstanding	Options exercisable	Exercise price of outstanding options (CAD)	Exercise price of outstanding options (USD)
November 14, 2016	November 14, 2023	550,000	550,000	$ 8.85	$ –
December 15, 2017	December 15, 2024	800,000	800,000	11.35	–
December 17, 2018	December 17, 2025	401,959	401,959	9.81	–
December 15, 2020	December 15, 2027	199,380	132,919	11.50	–
December 15, 2021	December 15, 2028	25,890	8,630	18.85	–
December 15, 2021	December 15, 2028	31,764	10,588	–	14.67
December 15, 2022	December 15, 2029	1,466,541	–	10.81	–
December 15, 2022	December 15, 2029	364,189	–	–	8.00
Total		**3,839,723**	**1,904,096**	**$ 10.61**	**$ 8.54**

136 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 137 2022 ANNUAL REPORT TRICON RESIDENTIAL AIP liability is recorded within amounts payable and accrued liabilities, and the equity component is included in the contributed surplus. The breakdown is presented below. (in thousands of U.S. dollars) December 31, 2022 December 31, 2021 Amounts payable and accrued liabilities(1) $ 10,327 $ 12,137 Equity – contributed surplus 15,784 13,332 Total AIP $ 26,111 $ 25,469 (1) This balance includes outstanding PSU liability of $6,630 (2021 – $12,064) and cash-based AIP liability of $3,697 (2021 – $73). LTIP liability and equity components are presented on the balance sheet as follows: (in thousands of U.S. dollars) December 31, 2022 December 31, 2021 LTIP – liability $ 25,244 $ 21,431 Equity – contributed surplus 5,685 7,914 Total LTIP $ 30,929 $ 29,345 32. PERFORMANCE FEES LIABILITY The actual amounts of performance fee revenue to be received and paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. Recognizing such fee revenue is only permitted when the receipt is highly probable such that a significant amount of the cumulative fee revenue will not reverse. Any corresponding payable to participating unitholders, however, must be recognized by the Company as an expense and a liability in the period in which the change in underlying investment valuation occurs, although the change in the liability is unrealized and is a non-cash expense. The following table summarizes the movement in performance fees liability for the years ended December 31, 2022 and December 31, 2021: (in thousands of U.S. dollars) December 31, 2022 December 31, 2021 Balance, beginning of year $ 48,358 $ 6,242 Contributions from equity holders 971 – Performance fees expense 35,854 42,272 Payments (44,867) (196) Translation adjustment (423) 40 Balance, end of year $ 39,893 $ 48,358 For the year ended December 31, 2022, the Company recorded a total of $135,110 (2021 – $132,223) in connection with employment-related costs, including compensation expense (Note 31) and performance fees expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 138 2022 ANNUAL REPORT TRICON RESIDENTIAL 33. SEGMENTED INFORMATION In accordance with IFRS 8, Operating Segments (“IFRS 8”), the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company evaluates segment performance based on the revenue and income of each operating segment. Tricon is comprised of three operating segments and four reportable segments. The Company’s corporate office provides support functions, and therefore it does not represent an operating segment but rather it is included as a reportable segment. The reportable segments are business units offering different products and services, and are managed separately due to their distinct natures although they are related and complementary. These four reportable segments have been determined by the Company’s chief operating decision-makers. • Single-Family Rental business includes owning and operating single-family rental homes primarily within major cities in the U.S. Sun Belt. • Adjacent Businesses includes owning, designing, developing and operating premier multi-family rental properties in Toronto. Canadian development properties (The James and The Shops of Summerhill) and the Company’s equity-accounted Canadian residential development and multi-family rental activities are included in this segment. The segment also includes Tricon’s investments in U.S. residential developments. Effective October 18, 2022, Tricon completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio and income from equity-accounted investments in U.S. multi-family rental properties has been classified as discontinued operations (Note 5). • Private Funds and Advisory business includes providing asset management, property management and development management services. The Company’s asset management services are provided to Investment Vehicles that own the single- family rental homes, multi-family rental properties and residential developments described above. The Company’s property management function generates property management fees, construction management fees and leasing commissions through its technology-enabled platform used to operate the Company’s rental portfolio. In addition, Tricon earns market-based development management fees from its residential developments in the United States and Canada. • Corporate activities include providing support functions in the areas of accounting, treasury, credit management, information technology, legal, and human resources. Certain corporate costs such as directly identifiable compensation expense incurred on behalf of the Company’s operating segments are allocated to each operating segment, where appropriate. Certain property management activities are also considered as part of corporate-level costs for the purpose of segment reporting. Those costs include salaries of employees engaged in leasing, acquisition, disposition and other property management-related activities. Direct property-level operating expenses are included in the net operating income of the single-family rental business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Inter-segment revenues adjustments

Inter-segment revenues are determined under terms that approximate market value. For the year ended December 31, 2022, the adjustment to external revenues when determining segmented revenues consists of property management revenues earned from consolidated entities totaling $114,490 (2021 – $72,077), development revenues earned from consolidated entities totaling $1,500 (2021 – $1,557) and asset management revenues earned from consolidated entities totaling $10,035 (2021 – $4,941), which were eliminated on consolidation to arrive at the Company's consolidated revenues in accordance with IFRS.

(in thousands of U.S. dollars) For the year ended December 31, 2022	Single-Family Rental[1]	Adjacent Businesses[1]	Private Funds and Advisory[1]	Corporate[1]	Consolidated results
Revenue from single-family rental properties	**$ 645,585**	**$ –**	**$ –**	**$ –**	**$ 645,585**
Direct operating expenses	(209,089)	–	–	–	(209,089)
Net operating income from single-family rental properties	436,496	–	–	–	436,496
Revenue from private funds and advisory services	**–**	**–**	**160,088**	**–**	**160,088**
Income from equity-accounted investments in multi-family rental properties	–	1,550	–	–	1,550
Income from equity-accounted investments in Canadian residential developments	–	11,198	–	–	11,198
Other income	1,405	1,668	–	7,813	10,886
Income from investments in U.S. residential developments	–	16,897	–	–	16,897
Compensation expense	–	–	–	(99,256)	(99,256)
Performance fees expense	–	–	–	(35,854)	(35,854)
General and administration expense	–	–	–	(58,991)	(58,991)
Loss on debt modification and extinguishment	–	–	–	(6,816)	(6,816)
Transaction costs	–	–	–	(18,537)	(18,537)
Interest expense	–	–	–	(213,932)	(213,932)
Fair value gain on rental properties	–	–	–	858,987	858,987
Fair value loss on Canadian development properties	–	–	–	(440)	(440)
Fair value gain on derivative financial instruments and other liabilities	–	–	–	184,809	184,809
Amortization and depreciation expense	–	–	–	(15,608)	(15,608)
Realized and unrealized foreign exchange gain	–	–	–	498	498
Net change in fair value of limited partners' interests in single-family rental business	–	–	–	(297,381)	(297,381)
Income tax expense	–	–	–	(155,220)	(155,220)
Segment net income from continuing operations	**$ 437,901**	**$ 31,313**	**$ 160,088**	**$ 150,072**	**$ 779,374**
Segment net income from discontinued operations	**–**	**35,106**	**–**	**–**	**35,106**
Segment net income	**$ 437,901**	**$ 66,419**	**$ 160,088**	**$ 150,072**	**$ 814,480**

(1) Financial information for each segment is presented on a consolidated basis.

139 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars) For the year ended December 31, 2021	Single-Family Rental[1]	Adjacent Businesses[1]	Private Funds and Advisory[1]	Corporate[1]	Consolidated results
Revenue from single-family rental properties[2]	**$ 445,915**	**$ –**	**$ –**	**$ –**	**$ 445,915**
Direct operating expenses[2]	(149,940)	–	–	–	(149,940)
Net operating income from single-family rental properties	295,975	–	–	–	295,975
Revenue from private funds and advisory services	**–**	**–**	**50,693**	**–**	**50,693**
Income from equity-accounted investments in multi-family rental properties[2]	–	2,255	–	–	2,255
Income from equity-accounted investments in Canadian residential developments	–	8,200	–	–	8,200
Other income	–	1,327	–	3,459	4,786
Income from investments in U.S. residential developments	–	31,726	–	–	31,726
Compensation expense	–	–	–	(89,951)	(89,951)
Performance fees expense	–	–	–	(42,272)	(42,272)
General and administration expense	–	–	–	(41,420)	(41,420)
Loss on debt extinguishment	–	–	–	(3,497)	(3,497)
Transaction costs	–	–	–	(13,260)	(13,260)
Interest expense	–	–	–	(147,680)	(147,680)
Fair value gain on rental properties	–	–	–	990,575	990,575
Fair value gain on Canadian development properties	–	–	–	10,098	10,098
Fair value loss on derivative financial instruments and other liabilities	–	–	–	(220,177)	(220,177)
Amortization and depreciation expense	–	–	–	(12,129)	(12,129)
Realized and unrealized foreign exchange loss	–	–	–	(2,934)	(2,934)
Net change in fair value of limited partners' interests in single-family rental business	–	–	–	(185,921)	(185,921)
Income tax expense[2]	–	–	–	(175,710)	(175,710)
Segment net income from continuing operations	**$ 295,975**	**$ 43,508**	**$ 50,693**	**$ 69,181**	**$ 459,357**
Segment net income from discontinued operations[2]	**–**	**(9,830)**	**–**	**–**	**(9,830)**
Segment net income	**$ 295,975**	**$ 33,678**	**$ 50,693**	**$ 69,181**	**$ 449,527**

(1) Financial information for each segment is presented on a consolidated basis.

(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $4,172 previously recorded as a reduction in direct operating expenses have been reclassified to revenue from single-family rental properties and income from equity-accounted investments in U.S. multi-family rental properties including income tax expense has been reclassified as discontinued operations, separate from the Company's continuing operations (Note 5).

140 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 141 2022 ANNUAL REPORT TRICON RESIDENTIAL 34. RELATED PARTY TRANSACTIONS AND BALANCES Related parties include subsidiaries, associates, joint ventures, structured entities, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members. In the normal course of operations, the Company executes transactions on market terms with related parties that have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: asset management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; purchase and sale agreements; capital commitments to Investment Vehicles; and development of residential real estate assets. In connection with the Investment Vehicles, the Company has unfunded capital commitments of $470,145 as at December 31, 2022. Transactions and balances between consolidated entities are fully eliminated upon consolidation. Transactions and balances with unconsolidated structured entities are disclosed in Note 20. Transactions with related parties The following table lists the related party balances included within the consolidated financial statements. (in thousands of U.S. dollars) For the years ended December 31 2022 2021 Revenue from private funds and advisory services $ 160,088 $ 50,693 Income from equity-accounted investments in multi-family rental properties 1,550 2,255 Income from equity-accounted investments in Canadian residential developments 11,198 8,200 Income from investments in U.S. residential developments 16,897 31,726 Performance fees expense (35,854) (42,272) Gain on sale of Bryson MPC Holdings LLC 5,060 – Net income recognized from related parties $ 158,939 $ 50,602 Balances arising from transactions with related parties The items set out below are included on various line items in the Company’s consolidated financial statements. (in thousands of U.S. dollars) December 31, 2022 December 31, 2021 Receivables from related parties included in amounts receivable Contractual fees and other receivables from investments managed $ 14,976 $ 11,906 Employee relocation housing loan(1) 1,477 1,578 Loan receivables from portfolio investments – 8,629 Annual incentive plan(2) 26,111 25,469 Long-term incentive plan(2) 30,929 29,345 Performance fees liability 39,893 48,358 Dividends payable 497 472 Other payables to related parties included in amounts payable and accrued liabilities 166 200 (1) The employee relocation housing loan is non-interest bearing for a term of ten years, maturing in 2028. (2) Balances from compensation arrangements are due to employees deemed to be key management personnel of the Company. The receivables are unsecured and non-interest bearing. There are no provisions recorded against receivables from related parties at December 31, 2022 (December 31, 2021 – nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 142 2022 ANNUAL REPORT TRICON RESIDENTIAL Key management compensation Key management includes the Named Executive Officers (“NEOs”), who are (i) the Chief Executive Officer, (ii) the Chief Financial Officer, (iii) each of the three other most highly-compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity at the end of the financial year, and (iv) any person who would be an NEO under (iii) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year. Compensation awarded to key management is as follows: (in thousands of U.S. dollars) For the years ended December 31 2022 2021 Total salaries and benefits $ 2,499 $ 2,558 Total AIP 12,996 13,945 Total LTIP 8,399 3,882 Total performance fees expense 24,374 26,487 Total key management compensation $ 48,268 $ 46,872 35. FINANCIAL RISK MANAGEMENT The Company is experiencing the effect of rising interest rates and inflation, which touches all aspects of its business, including its ability to negotiate contract terms and make investment and financing decisions. The Company is exposed to the following risks as a result of holding financial instruments, as well as real estate assets that are measured at fair value: market risk (i.e., interest rate risk, foreign currency risk and other price risk that may impact the fair value of financial instruments, as well as rental properties and development properties), credit risk and liquidity risk. The following is a description of these risks and how they are managed. Market risk Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, foreign currency rates and changes in market prices due to other factors, such as changes in equity prices or credit spreads. The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate derivatives to minimize residual exposures. The sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rates and changes in foreign currency rates. Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate cap contracts. Interest rate risk Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature. The Company’s assets largely consist of long-term interest-sensitive physical real estate assets. Accordingly, the Company’s financial liabilities consist of long-term fixed-rate debt and floating-rate debt. These financial liabilities are recorded at their amortized cost. The Company also holds interest rate caps to limit its exposure to increases in interest rates on floating-rate debt and sometimes holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in the value of long-term interest-sensitive physical real estate assets that have not been otherwise matched with fixed-rate debt. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. To limit its exposure to interest rate risk, the Company has a mixed portfolio of fixed-rate and variable-rate debt, with $3,743,764 (65%) in fixed-rate debt and $2,034,473 (35%) in variable-rate debt as at December 31, 2022. If interest rates had been 1% higher or lower, with all other variables held constant, interest expense would have increased (decreased) by: For the years ended December 31 2022 2021 (in thousands of U.S. dollars) 1% increase 1% decrease 1% increase 1% decrease Interest expense $ 14,736 $ (15,711) $ 7,815 $ (826)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Foreign currency risk

Changes in foreign currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar, which is the functional and presentation currency of the Company. The Company has exposure to monetary and non-monetary foreign currency risk due to the effects of changes in foreign exchange rates related to consolidated Canadian subsidiaries, equity-accounted investments, and cash and debt in Canadian dollars held at the corporate level. The Company manages foreign currency risk by raising equity in Canadian dollars and by matching its principal cash outflows to the currency in which the principal cash inflows are denominated.

The impact of a 1% increase or decrease in the Canadian dollar exchange rate would result in the following impacts to assets and liabilities:

For the years ended December 31	2022		2021	
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease
Assets				
Equity-accounted investments in multi-family rental properties	$ 208	$ (208)	$ 209	$ (209)
Equity-accounted investments in Canadian residential developments	1,068	(1,068)	988	(988)
Canadian development properties	1,367	(1,367)	1,335	(1,335)
Investments in U.S. residential developments	1	(1)	3	(3)
	$ 2,644	**$ (2,644)**	**$ 2,535**	**$ (2,535)**
Liabilities				
Debt	339	(339)	482	(482)
	$ 339	**$ (339)**	**$ 482**	**$ (482)**

Foreign exchange volatility is already embedded in the fair value of derivative financial instruments (Note 21), and therefore is excluded from the sensitivity calculations above.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads. The Company does not hold any financial instruments that are exposed to equity price risk, including equity securities and equity derivatives.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause financial loss for the other party by failing to discharge an obligation.

The Company has no significant concentrations of credit risk and its exposure to credit risk arises primarily through loans and receivables which are due primarily from associates. The loans and receivables due from associates are subject to the risk that the underlying real estate assets may not generate sufficient cash inflows in order to recover them. The Company manages this risk by:

- Ensuring a due diligence process is conducted on each investment prior to funding;
- Approving all loan disbursements by management;
- Approving of total loan facilities by the Investment Committee; and
- Actively monitoring the loan portfolio and initiating recovery procedures when necessary.

The Company assesses all counterparties, including its partners, for credit risk before contracting with them. The Company does not include any collateral or other credit risk enhancers, which may reduce the Company's exposure.

The Company provides loans to land developers, which are represented as debt investments. The credit quality of these investments is based on the financial performance of the underlying real estate assets. For those assets that are not past due, it is believed that the capital repayments and interest payments will be made in accordance with the agreed terms and conditions. No terms or conditions have been renegotiated.

At December 31, 2022, the Company had no exposure to credit risk arising from investment in debt instruments (December 31, 2021 – $8,629). Through the equity portion of its investments, the Company is also indirectly exposed to credit risk arising on loans advanced by investees to individual real estate development projects.

143 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Credit risk also arises from the possibility that residents may experience financial difficulty and be unable to fulfill their lease commitments. A provision for bad debt (or expected credit loss) is taken for all anticipated collectability risks. The Company also manages credit risk by performing resident underwriting due diligence during the leasing process. As at December 31, 2022, the Company had rent receivables of $3,581 (December 31, 2021 – $4,510), net of bad debt, which adequately reflects the Company's credit risk.

Liquidity risk

The real estate industry is highly capital intensive. Liquidity risk is the risk that the Company may have difficulty in meeting obligations associated with its financial liabilities as they fall due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company's liquidity risk management includes maintaining sufficient cash on hand and the availability of funding through an adequate amount of committed credit facilities, as well as performing periodic cash flow forecasts to ensure the Company has sufficient cash to meet operational and financing costs. The Company's primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn available credit facilities. Cash flow generated from operating the rental property portfolio represents the primary source of liquidity used to service the interest on the property-level debt and fund direct property operating expenses, as well as reinvest in the portfolio through capital expenditures.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, by maintaining certain debt levels that are set by management, and by staggering maturities over an extended period.

The following tables present the contractual maturities of the Company's financial liabilities at December 31, 2022 and December 31, 2021, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars) As at December 31, 2022	Due on demand and in 2023	From 2024 to 2025	From 2026 to 2027	2028 and thereafter	Total
Liabilities					
Debt[1]	$ 757,135	$ 1,949,405	$ 2,529,240	$ 542,457	$ 5,778,237
Other liabilities	–	10,370	8,620	15,534	34,524
Limited partners' interests in single-family rental business	–	–	851,416	845,456	1,696,872
Derivative financial instruments	–	–	–	51,158	51,158
Due to Affiliate	–	–	–	295,325	295,325
Amounts payable and accrued liabilities	138,273	–	–	–	138,273
Resident security deposits	79,864	–	–	–	79,864
Dividends payable	15,861	–	–	–	15,861
Total	**$ 991,133**	**$ 1,959,775**	**$ 3,389,276**	**$ 1,749,930**	**$ 8,090,114**

(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

(in thousands of U.S. dollars) As at December 31, 2021	Due on demand and in 2022	From 2023 to 2024	From 2025 to 2026	2027 and thereafter	Total
Liabilities					
Debt[1]	$ 254,805	$ 822,163	$ 2,439,432	$ 438,251	$ 3,954,651
Other liabilities	–	8,538	7,863	18,347	34,748
Limited partners' interests in single-family rental business	–	–	600,572	346,880	947,452
Derivative financial instruments	–	–	–	230,305	230,305
Due to Affiliate	–	–	–	300,000	300,000
Amounts payable and accrued liabilities	102,954	–	–	–	102,954
Resident security deposits	56,785	–	–	–	56,785
Dividends payable	15,821	–	–	–	15,821
Total	**$ 430,365**	**$ 830,701**	**$ 3,047,867**	**$ 1,333,783**	**$ 5,642,716**

(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

144 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The future repayments of principal and interest on financial liabilities are as follows, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars) As at December 31, 2022	Due on demand and in 2023	From 2024 to 2025	From 2026 to 2027	2028 and thereafter	Total
Principal					
Debt[1],[2]	$ 757,135	$ 1,949,405	$ 2,529,240	$ 542,457	$ 5,778,237
Due to Affiliate	–	–	–	295,325	295,325
Interest					
Debt[1]	190,805	358,650	128,317	19,544	697,316
Due to Affiliate[3]	16,981	33,962	34,192	120,936	206,071
Total	**$ 964,921**	**$ 2,342,017**	**$ 2,691,749**	**$ 978,262**	**$ 6,976,949**

(1) Certain mortgages' principal and interest repayments were translated to U.S. dollars at the period-end exchange rate.

(2) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

(3) Reflects the contractual maturity date of September 3, 2032.

The details of the net liabilities are shown below:

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021
Cash	$ 204,303	$ 176,894
Amounts receivable	24,984	41,582
Prepaid expenses and deposits	37,520	32,946
Current assets	**266,807**	**251,422**
Amounts payable and accrued liabilities	138,273	102,954
Resident security deposits	79,864	56,785
Dividends payable	15,861	15,821
Current portion of long-term debt	757,135	254,805
Current liabilities	**991,133**	**430,365**
Net current liabilities	**$ (724,326)**	**$ (178,943)**

During the year ended December 31, 2022, the change in the Company's liquidity resulted in a working capital deficit of $724,326 (2021 – deficit of $178,943). The working capital deficit is primarily due to debts coming due in 2023, for which the Company intends to exercise available options to extend the applicable maturity dates, subject to lender approval. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

As of December 31, 2022, there was no outstanding amount under the corporate credit facility (2021 – nil) and $500,000 (2021 – $500,000) of the corporate credit facility remained available to the Company. During the year ended December 31, 2022, the Company received distributions of $51,372 (2021 – $71,916) from its investments.

145 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

36. CAPITAL MANAGEMENT

The Company's objectives when managing capital are: (i) to safeguard its ability to meet financial obligations and growth objectives, including future acquisitions; (ii) to provide an appropriate return to its shareholders; and (iii) to maintain an optimal capital structure that allows multiple financing options, should a financing need arise. The Company's capital consists of debt (including credit facilities, term loans, mortgages, securitizations and Due to Affiliate), cash and shareholders' equity. In order to maintain or adjust the capital structure, the Company manages equity as capital and may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or subsidiary entity interests, repurchase and cancel shares or sell assets.

As of December 31, 2022, the Company was in compliance with all financial covenants in its debt facilities (Note 19).

37. SUPPLEMENTARY CASH FLOW DETAILS

The details of the adjustments for non-cash items from continuing operations presented in operating activities of the cash flow statement are shown below:

(in thousands of U.S. dollars)

For the years ended December 31	2022	2021
Fair value gain on rental properties (Note 6)	$ (858,987)	$ (990,575)
Fair value loss (gain) on Canadian development properties (Note 9)	440	(10,098)
Fair value (gain) loss on derivative financial instruments and other liabilities (Note 21)	(184,809)	220,177
Income from investments in U.S. residential developments (Note 10)	(16,897)	(31,726)
Income from equity-accounted investments in multi-family rental properties (Note 7)	(1,550)	(2,255)
Income from equity-accounted investments in Canadian residential developments (Note 8)	(11,198)	(8,200)
Gain on Bryson MPC Holdings LLC disposition (Note 17)	(5,060)	–
Loss on debt modification and extinguishment (Notes 19, 22)	6,816	3,497
Amortization and depreciation expense (Notes 24, 25)	15,608	12,129
Deferred income taxes (Note 14)	189,179	219,137
Net change in fair value of limited partners' interests in single-family rental business (Note 26)	297,381	185,921
Amortization of debt discount and financing costs (Note 22)	18,116	15,603
Interest on lease obligation (Note 22)	1,168	968
Long-term incentive plan (Note 31)	17,015	14,093
Annual incentive plan (Note 31)	27,201	32,228
Performance fees expense (Note 32)	35,854	42,272
Unrealized foreign exchange gain	(4,238)	(4,850)
Adjustments for non-cash items from continuing operations	**$ (473,961)**	**$ (301,679)**

The following table presents the changes in non-cash working capital items from continuing operations for the periods ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)

For the years ended December 31	2022	2021
Amounts receivable(1)	$ (4,993)	$ (15,989)
Prepaid expenses and deposits	(4,574)	(19,287)
Resident security deposits	23,079	11,628
Amounts payable and accrued liabilities(1)	48,169	4,664
Deduct non-cash working capital items from discontinued operations	(43,114)	(29,890)
Changes in non-cash working capital items from continuing operations	**$ 18,567**	**$ (48,874)**

(1) The movement in non-cash working capital for the year ended December 31, 2022 excludes $21,591 of assets and $12,850 of liabilities related to Bryson MPC Holdings LLC, which was sold on September 1, 2022 (Note 17).

146 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

38. FINANCING ACTIVITIES

			Non-cash changes				
(in thousands of U.S. dollars)	As at December 31, 2021	Cash flows	Foreign exchange movement	Fair value changes	Additions/ (Dispositions)	Other[1]	As at December 31, 2022
Term loan[2]	$ 220,197	$ (5,565)	$ –	$ –	$ 5,105	$ –	$ 219,737
Securitization debt 2017-2	357,991	(12,983)	–	–	–	303	345,311
Securitization debt 2018-1	310,995	(8,779)	–	–	–	143	302,359
Securitization debt 2020-2	431,684	(12,531)	–	–	–	1,121	420,274
SFR JV-1 securitization debt 2019-1	327,424	(501)	–	–	–	1,273	328,196
SFR JV-1 securitization debt 2020-1	544,964	–	–	–	–	1,749	546,713
SFR JV-1 securitization debt 2021-1	673,653	(978)	–	–	–	2,244	674,919
SFR JV-2 subscription facility	348,529	58,614	–	–	–	1,156	408,299
SFR JV-2 warehouse credit facility	489,321	(101,054)	–	–	–	1,449	389,716
SFR JV-2 term loan	–	386,442	–	–	–	259	386,701
SFR JV-2 securitization debt 2022-1	–	521,675	–	–	–	1,259	522,934
SFR JV-2 securitization debt 2022-2	–	341,584	–	–	–	485	342,069
SFR JV-2 delayed draw term loan	–	193,034	–	–	–	92	193,126
SFR JV-HD subscription facility	99,543	26,845	–	–	–	426	126,814
SFR JV-HD warehouse credit facility	64,971	422,385	–	–	–	849	488,205
Land loan	22,086	(21,935)	(151)	–	–	–	–
The Shops of Summerhill mortgage	12,113	4,026	(176)	–	–	10	15,973
Construction facility	–	5,015	17	–	–	–	5,032
Corporate office mortgages	13,962	(390)	(855)	–	–	–	12,717
Corporate credit facility	–	(1,063)	–	–	–	152	(911)
Due to Affiliate[3]	256,362	–	–	–	(4,675)	5,137	256,824
Derivative financial instruments[4]	230,305	–	–	(175,848)	–	(3,299)	51,158
Limited partners' interests in single-family rental business	947,452	452,039	–	297,381	–	–	1,696,872
Lease obligations	30,792	(3,070)	–	–	4,619	1,303	33,644
Total liabilities from financing activities	**$ 5,382,344**	**$ 2,242,810**	**$ (1,165)**	**$ 121,533**	**$ 5,049**	**$ 16,111**	**$ 7,766,682**

(1) Includes amortization of transaction costs and debt discount and interest on lease obligations.

(2) During the year ended December 31, 2022, the non-cash changes for the term loan include loss on debt modification of $6,816 as described in Note 19, net of modification impact amortization of $1,711.

(3) During the year ended December 31, 2022, the Company settled $4,675 of the principal balance Due to Affiliate through the issuance of 554,832 common shares (Note 20).

(4) The interest rate cap component included in the derivative financial instruments was an asset of $10,358 as at December 31, 2022 and as a result is excluded from the above table and classified as an asset on the consolidated balance sheet. For the year ended December 31, 2022, non-cash change for derivative financial instruments represents $3,299 of fair value converted to common shares upon the conversion of 4,675 preferred units (Note 20).

147 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2022
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

			Non-cash changes				
(in thousands of U.S. dollars)	As at December 31, 2020	Cash flows	Foreign exchange movement	Fair value changes	Additions/ (Dispositions)	Other[1]	As at December 31, 2021
Term loan	$ 374,745	$ (154,548)	$ –	$ –	$ –	$ –	$ 220,197
Securitization debt 2017-2	362,683	(4,994)	–	–	–	302	357,991
Securitization debt 2018-1	311,913	(1,062)	–	–	–	144	310,995
Securitization debt 2020-2	432,817	(2,254)	–	–	–	1,121	431,684
Securitization debt 2017-1	459,530	(459,530)	–	–	–	–	–
Warehouse credit facility	10,110	(10,298)	–	–	–	188	–
Term loan 2	96,077	(96,077)	–	–	–	–	–
SFR JV-1 securitization debt 2019-1	326,767	(614)	–	–	–	1,271	327,424
SFR JV-1 securitization debt 2020-1	543,803	(584)	–	–	–	1,745	544,964
SFR JV-1 securitization debt 2021-1	–	673,324	–	–	–	329	673,653
SFR JV-1 subscription facility	115,664	(116,000)	–	–	–	336	–
SFR JV-1 warehouse credit facility	95,950	(97,249)	–	–	–	1,299	–
SFR JV-2 subscription facility	–	348,229	–	–	–	300	348,529
SFR JV-2 warehouse credit facility	–	489,001	–	–	–	320	489,321
SFR JV-HD subscription facility	–	99,355	–	–	–	188	99,543
SFR JV-HD warehouse credit facility	–	64,585	–	–	–	386	64,971
U.S. multi-family credit facility[2]	109,890	(109,890)	–	–	–	–	–
Mortgage tranche A[2]	160,090	–	–	–	(160,090)	–	–
Mortgage tranche B[2]	400,225	–	–	–	(400,225)	–	–
Mortgage tranche C[2]	240,135	–	–	–	(240,135)	–	–
Land loan	21,991	–	95	–	–	–	22,086
The Shops of Summerhill mortgage	12,463	(420)	58	–	–	12	12,113
Vendor take-back (VTB) loan 2021	25,564	(26,271)	707	–	–	–	–
Corporate credit facility	26,000	(26,000)	–	–	–	–	–
Corporate office mortgages	11,089	2,877	(4)	–	–	–	13,962
Convertible debentures	165,956	–	–	–	–	(165,956)	–
Due to Affiliate	251,647	–	–	–	–	4,715	256,362
Derivative financial instruments	45,494	–	–	220,050	–	(35,239)	230,305
Limited partners' interests in single-family rental business	356,305	405,226	–	185,921	–	–	947,452
Lease obligations	6,403	(2,466)	–	–	25,887	968	30,792
Total liabilities from financing activities	**$ 4,963,311**	**$ 974,340**	**$ 856**	**$ 405,971**	**$ (774,563)**	**$ (187,571)**	**$ 5,382,344**

(1) Includes amortization of transaction costs and debt discount and interest on lease obligations.
(2) On March 31, 2021, U.S. multi-family rental mortgages totaling $800,450 were deconsolidated from the Company's balance sheet in connection with the sale of an 80% interest in the U.S. multi-family rental portfolio. The Company fully repaid the U.S. multi-family credit facility with the proceeds of the syndication.

148 2022 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 149 2022 ANNUAL REPORT TRICON RESIDENTIAL 39. INDEMNIFICATION Pursuant to Indemnification Agreements with certain General Partners of Limited Partnerships managed by the Company and certain shareholders of the Company (who are also officers and directors of the Company), the Company has agreed to indemnify the General Partners and those shareholders and, where applicable, any of their directors, officers, agents and employees (collectively, the Indemnified Parties) for any past, present or future amounts paid or payable by any of the Indemnified Parties to the Limited Partnership in the form of a capital contribution or clawback guarantee relating to performance fees for any claim or obligation, as set out in the Limited Partnership Agreements. There are no amounts payable in respect of this indemnification as of December 31, 2022 (December 31, 2021 – nil). 40. SUBSEQUENT EVENTS Quarterly dividend On February 28, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after April 15, 2023 to shareholders of record on March 31, 2023.

ABOUT US LETTER TO SHAREHOLDERS OUR TEAM WHO WE ARE OUR PERFORMANCE OUR TECHNOLOGY
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Corporate Information

Board of Directors

DAVID BERMAN
Executive Chairman & Co-Founder

GARY BERMAN
President & Chief Executive Officer, Director

FRANK COHEN
Independent Director

CAMILLE DOUGLAS
Independent Director

RENÉE LEWIS GLOVER
Independent Director

IRA GLUSKIN
Independent Director

MICHAEL KNOWLTON
Independent Chair of the Audit Committee

SIÂN M. MATTHEWS
Independent Chair of the Compensation, Nominating & Corporate Governance Committee

GEOFF MATUS
Director & Co-Founder

PETER D. SACKS
Independent Lead Director

AGM Details

ANNUAL MEETING OF SHAREHOLDERS
June 21, 2023

Shareholder Information

EXCHANGE AND SYMBOL
NYSE: TCN
TSX: TCN

CORPORATE HEAD OFFICE
7 St. Thomas Street, Suite 801
Toronto, Ontario M5S 2B7

AUDITORS
PricewaterhouseCoopers LLP
Toronto, Ontario

LEGAL COUNSEL
Goodmans LLP
Toronto, Ontario

Paul, Weiss, Rifkind, Wharton & Garrison LLP
New York, New York

TRANSFER AGENT
TSX Trust Company
100 Adelaide Street West
Toronto, Ontario M5H 4H1
1 866 393 4891
www.tsxtrust.com

Investor Relations Contacts

WISSAM FRANCIS
Executive Vice President & Chief Financial Officer
investorsupport@triconresidential.com

WOJTEK NOWAK
Managing Director, Capital Markets
investorsupport@triconresidential.com

CHARLOTTE THUOT KUCYI
Senior Manager, Investor Relations
investorsupport@triconresidential.com

Media Contact

TARA TUCKER
Vice President, Corporate and Public Affairs
mediarelations@triconresidential.com

150 2022 ANNUAL REPORT TRICON RESIDENTIAL

Doing what is right for the communities we serve. 7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7 T 416 925 7228 www.triconresidential.com